As filed with the Securities and Exchange Commission on April 18, 2002

                                                      Registration No. 333-84082

                       SECURITIES AND EXCHANGE COMMISSION
                      United States, Washington, D.C. 20549

                          PRE-EFFECTIVE AMENDMENT NO. 1
                                     TO THE
                                    FORM SB-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                          FLORIDA SAVINGS BANCORP, INC.
                 (Name of small business issuer in its charter)

                 Florida                                    6035                                   65-0815375
        (State or jurisdiction of               (Primary Standard Industrial                   (I.R.S. Employer
     incorporation or organization)              Classification Code Number)                Identification Number)

                           8181 Southwest 117th Street
                            Pinecrest, Florida 33156
                                 (305) 235-3424
          (Address and telephone number of principal executive offices)

                                  Bernard Janis
                Chairman of the Board and Chief Executive Officer
                           8181 Southwest 117th Street
                            Pinecrest, Florida 33156
                                 (305) 235-3424
            (Name, address and telephone number of agent for service)

                                   Copies to:

                                                         Nina S. Gordon, P.A.
         Christina M. Gattuso, Esq.                        Broad and Cassel
       Muldoon Murphy & Faucette LLP                      7777 Glades Road
        5101 Wisconsin Avenue, N.W.                          Suite 300
           Washington, D.C. 20016                     Boca Raton, Florida 33434

         Approximate date of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                            CALCULATION OF REGISTRATION FEE

===========================================================================================================================

     Title of each class of securities                  Dollar                Proposed maximum             Amount of
              to be registered                 amount to be registered     offering price per unit    registration fee(1)
--------------------------------------------- --------------------------- -------------------------- ----------------------
4% Convertible Debentures                             $5,000,000                   $1,000                     (2)
============================================= =========================== ========================== ======================

(1)   The registration fee is calculated in accordance with Rule 457(i).
(2) The Registration Fee of $460 was previously paid upon the initial filing of the Form SB-1 on March 8, 2002.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Preliminary Prospectus                                     Subject to Completion

Dated April 18, 2002


                          FLORIDA SAVINGS BANCORP, INC.

                   Up to $5,000,000 4% Convertible Debentures
                               Due March 31, 2009

         Florida Savings Bancorp, Inc. is offering 4% convertible debentures, due March 31, 2009, to holders of record of its common stock and to the general public. The debentures will mature on March 31, 2009 and will accrue interest at the rate of 4% per annum upon issuance until maturity or earlier conversion or redemption. Interest on the debentures will be paid semi-annually in arrears, beginning on the date that is one calendar year from the date of issuance. The amount of each interest payment will include amounts accumulated up to the date the interest payment is due. The debentures are convertible into shares of Florida Savings Bancorp common stock as described in this offering circular at a conversion ratio of 90.91 shares of common stock for each debenture
(equivalent to an initial conversion price of $11 per share of common stock). The debentures are redeemable, in whole or in part, at the option of Florida Savings Bancorp as described in this prospectus. We do not intend at this time to list either the debentures or the common stock of Florida Savings Bancorp on a national securities exchange or the Nasdaq Stock Market.

     In the event this offering is oversubscribed, debentures will be allocated first to subscribers that are shareholders of record in proportion to their percentage ownership in Florida Savings Bancorp. All remaining debentures will be allocated to the public at the discretion of Florida Savings Bancorp management. No prospective investor through this offering, however, other than Bernard Janis and the Andrea Green 1991 Irrevocable Trust, may beneficially own or acquire, or through purchase of debentures have the right to beneficially own or acquire, 10% or more of the common stock of Florida Savings Bancorp. The minimum purchase is $10,000 of debentures.

     The offering will commence on ___________, 2002 and will end at ____ p.m., Miami, Florida time, on ____ ___ _, 2002 unless extended at the sole discretion of the board of directors of Florida Savings Bancorp. All extensions, if any, will not go beyond ____________, 2002. _______________ will hold all funds of subscribers in an interest-bearing savings account at Florida Savings Bank until the offering is completed or terminated. The offering will be terminated if the $2.0 million minimum is not sold. Any funds received will be returned promptly with interest if the offering is terminated.

     Kendrick, Pierce Securities, Inc. will use its best efforts to assist Florida Savings Bancorp in selling the debentures, but does not guarantee that the minimum number of debentures will be sold. Kendrick, Pierce is not obligated to purchase any debentures in the offering.

--------------------------------------------------------------------------------
     See "Risk Factors" beginning on page 7 to read about the risks that you should consider before buying these debentures.

     These debentures are not deposits or accounts and are not insured by the Federal Deposit Insurance Corporation, the Office of Thrift Supervision or any other government agency.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these debentures or determined if this prospectus is truthful or complete. Anyone who tells you otherwise is committing a crime.
--------------------------------------------------------------------------------

                                          Underwriting
                       Price to Public    Commissions (1)   Proceeds to Issuer
                       ---------------    ---------------   ------------------
Per Debenture .......   $     1,000         $      60          $       940
Total Minimum .......   $ 2,000,000         $ 120,000          $ 1,880,000
Total Maximum .......   $ 5,000,000         $ 300,000          $ 4,700,000

(1) Underwriting commissions may be lower based on the terms of the sales agent agreement. Total expenses of this offering are estimated to be $295,000 at the minimum of the offering and $480,000 at the maximum of the offering.


        For assistance, please contact Kendrick, Pierce Securities, Inc.
                               at (866) 254-2265.
                        Kendrick, Pierce Securities, Inc.

               The date of this prospectus is ____________, 2002.


The information in this preliminary prospectus is not complete and may be changed. Florida Savings Bancorp, Inc. may not sell these debentures until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell debentures and Florida Savings Bancorp, Inc. is not soliciting offers to buy these debentures in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Summary ................................................................
Risk Factors ...........................................................
Selected Financial and Other Data ......................................
Recent Developments ....................................................
Use of Proceeds ........................................................
Ratio of Earnings to Fixed Changes .....................................
Capitalization .........................................................
Dilution ...............................................................
Management's Discussion and Analysis of Financial ......................
 Condition and Results of Operations ...................................
Business of Florida Savings Bancorp ....................................
Business of Florida Savings ............................................
Other Subsidiary Activities ............................................
Management of Florida Savings Bancorp and Florida Savings ..............
Security Ownership of Management and Certain Shareholders ..............
Regulation and Supervision .............................................
Federal and State Taxation .............................................
Federal Income Tax Consequences to Debenture Holders ...................
The Offering ...........................................................
Description of Debentures ..............................................
Sales Agency Arrangements ..............................................
Description of Capital Stock of Florida Savings Bancorp ................
Experts ................................................................
Legal Matters ..........................................................
Consolidated Financial Statements ......................................

                                     SUMMARY

     The following information is a summary of the significant terms of this offering and of the debentures. You should carefully read this prospectus and the financial statements and the notes thereto, to understand fully the terms of the debentures, as well as the other considerations that are important to you in making a decision about whether to invest in the debentures. You should pay special attention to the "Risk Factors" section of this prospectus to determine whether an investment in the debentures is appropriate for you.

                                  The Companies

Florida Savings Bancorp, Inc.
8181 Southwest 117th Street
Pinecrest, Florida 33156
(305) 235-1750

Florida Savings Bancorp is a community-oriented financial services company dedicated to serving the financial needs of the consumers and businesses in and around Pinecrest and Miami-Dade County, Florida. Since opening in 1999, Florida Savings Bancorp has grown to $63.3 million in assets, $51.2 in net loans and $52.9 million in deposits. Florida Savings Bancorp has shown improvement in operating results since its inception and achieved profitability for the three months ended December 31, 2001. The centerpiece of Florida Savings Bancorp's operations is Florida Savings, which provides personal, consumer and commercial banking services to individuals and businesses in its market area. In addition to Florida Savings, Florida Savings Bancorp plans to provide insurance products, investment and brokerage services and trust services through its operating subsidiary, FSB Insurance Agency, Inc., and engage in real estate related activities through FSB Development Corp. and FSB Properties Corp.


Florida Savings Bank

Florida Savings opened for business on April 26, 1999 and is a community-oriented financial institution dedicated to serving the financial service needs of consumers and businesses within its market area. Florida Savings currently operates out of its sole office in Pinecrest, Miami-Dade County, Florida.

FSB Development Corp.

FSB Development acquires property for the purpose of constructing and selling one- to four-family homes. FSB Development has begun the construction of two luxury estate homes located within the Village of Pinecrest with the intent to sell the properties. FSB Development continues to evaluate properties for acquisition, construction and resale.

                                  The Offering

Securities Offered

Up to $5.0 million in aggregate principal amount of 4% convertible debentures due March 31, 2009 (principal amount $1,000 per debenture).

Offering Price

$1,000 per debenture.

The Offering

We are offering the debentures to shareholders of record as of _________ ___, 2002 and to the general public. In the event of an oversubscription, debentures will be allocated first to subscribers that are shareholders of record in proportion to their percentage ownership in Florida Savings Bancorp. All remaining debentures will be allocated to the public at the discretion of Florida Savings Bancorp management.


Acceptance of Subscriptions

Once the $2.0 million minimum of debentures has been sold, Florida Savings Bancorp may conduct an initial closing and issue the debentures sold as of that date. Following the initial closing, Florida Savings Bancorp may continue the offering and accept additional subscriptions for debentures, up to the maximum of $5.0 million.

Deadline for Subscribing for Debentures

The offering will expire at ______ p.m., Miami, Florida time, on _____ _____ _, 2002 unless extended at the sole discretion of the board of directors of Florida Savings Bancorp. All extensions, if any, will not go beyond ____________, 2002.

Offering Range

Florid a Savings Bancorp is offering between a minimum of $2.0 million and a maximum of $5.0 million of debentures equal to 2,000 and 5,000 debentures at a purchase price of $1,000. If the $2.0 million minimum is not sold by the expiration date, your funds will be promptly returned to you with interest. Purchases by officers and directors will be included in determining whether the minimum number of debentures have been sold.

Purchase Limitations

The minimum purchase is $10,000 of debentures. The minimum purchase limitation may decrease, subject to the board of directors' discretion. No prospective investor through this offering, other than Bernard Janis and the Andrea Green 1991 Irrevocable Trust, may own or acquire, or through the purchase of debentures, have the right to own or acquire, 10% or more of the common stock of Florida Savings Bancorp.

How to Subscribe for Debentures

You may subscribe for debentures by completing and signing your debenture order form and delivering it, together with payment of the subscription price and any other required documents to SunTrust Bank, the escrow agent, by the expiration date. It is very important that you read carefully "The Offering-Procedure for Subscribing for Debentures" and the debenture order form and related instructions for more information regarding the methods of delivery and payment.

Escrow Agent

SunTrust Bank will act as the escrow agent for the offering.

Interest Payment Dates

Purchasers will be entitled to receive interest at the annual rate of 4% of the principal amount of the debentures. Interest payments will accumulate from the date Florida Savings Bancorp issues the debentures and will be paid semi-annually in arrears, beginning on the date that is one calendar year from the date of issuance. The amount of each interest payment will include all amounts accumulated up to the date the interest payment is due.

Ranking

The debentures will be unsecured general obligations of Florida Savings Bancorp ranking junior to all Florida Savings Bancorp's existing and future senior secured indebtedness and ranking equal in right of payment to any existing or future unsecured and unsubordinated indebtedness of Florida Savings Bancorp. As of December 31, 2001, Florida Savings Bancorp had on a consolidated basis senior secured indebtedness of $3.3 million, a line of credit of up to $1.5 million, of which $600,000 was drawn upon at December 31, 2001 and constitutes senior indebtedness, and no other indebtedness of equal ranking with the debentures.

Rights of Acceleration

If an event of default has occurred, a holder may elect to accelerate the principal amount of each debenture, together with accrued but unpaid interest, so that the debenture will become immediately due and payable.

Conversion

The debentures will be convertible at the option of the holder at any time prior to maturity beginning one year after the date of original issuance into shares of common stock at a conversion ratio of 90.91 shares of common stock for each debenture (equivalent to an initial conversion price of $11 per share of common stock), subject to adjustment in certain events. If Florida Savings Bancorp calls the debentures for redemption, the conversion right will terminate at the close of business on the business day immediately preceding the date fixed for redemption. If you want to convert a debenture, Florida Savings Bancorp will exchange your debenture into shares of Florida Savings Bancorp common stock. You will receive cash in lieu of fractional shares. You will also receive cash equal to any accrued but unpaid interest payments or other distributions on the debenture through the time of conversion.

Sinking Fund

None.

Mandatory Redemption

None.

Absence of Trading Market

The debentures, and the common stock into which the debentures are convertible, are not traded on an exchange or any other trading market. There are currently 47 shareholders of record of Florida Savings Bancorp common stock. There can be no assurance as to whether any markets will develop for the debentures or Florida Savings Bancorp's develop common stock in the future.

Maturity and Optional Redemption

The debentures will mature on March 31, 2009, unless Florida Savings Bancorp redeems the debentures prior to that date.

Florida Savings Bancorp may redeem the debentures at any time, in whole in part, with at least 30 days' notice but no more than 60 days' notice, together with any accrued and unpaid interest to, but excluding, the redemption date, at par without the payment of any premium amounts under the following circumstances:


o at any time after a date three years from the date of issuance of the debentures; or

o at any time prior to the date three years from the date of issuance of the debentures, provided the average sales price of Florida Savings Bancorp's common stock, in arms-length trades, known to Florida Savings Bancorp management, equals or exceeds 140% of the then effective conversion price for at least 30 consecutive business days, provided at least 10 bona fide trades have occurred within the 30 business day period.


Use of Proceeds

Florida Savings Bancorp intends to use the net proceeds resulting from the sale of the debentures for general corporate purposes, including, but not limited to: investment in Florida Savings and Florida Savings Bancorp's other wholly owned subsidiaries; increased working capital; and possible diversification of business activities through newly-formed subsidiaries; or through acquisitions of financial institutions as well as other financial services related companies. In addition, Florida Savings Bancorp and Florida Savings may use the proceeds to fund new loans, invest in securities and support the opening of new Florida Savings branches. Florida Savings Bancorp also will retain net proceeds equal to two years' of interest payments on the debentures. Florida Savings Bancorp has a $1.5 million line of credit from a commercial bank that had an outstanding balance due of $600,000 at December 31, 2001. A portion of the proceeds from this offering will be utilized to repay any outstanding balance remaining due on the line of credit as of the closing date.


Subscription by Insiders

Our directors, executive officers and the beneficial owners of more than 5% of our common stock currently intend to subscribe for $_____ million of the debentures. No individual has entered into a binding agreement to purchase these debentures and, therefore, actual purchases could be more or less than indicated.

                                  RISK FACTORS

     You should carefully review the information contained elsewhere in this prospectus and should particularly consider the follow ing factors, which do not necessarily appear in the order of importance. Investors should consider all of these factors to be important.

Risks Related to Your Investment in the Debentures

Banking laws and regulations could limit Florida Savings Bancorp's access to funds from Florida Savings, Florida Savings Bancorp's primary source of liquidity, which are needed to make payment under the debentures.

     With the proceeds from this offering, Florida Savings Bancorp will have sufficient liquidity to pay its corporate expenses and pay interest on the debentures until March 31, 2004, after which Florida Savings Bancorp expects to rely on dividends or borrowings from Florida Savings to pay principal of and interest on the debentures. At the present time, Florida Savings is the only subsidiary expected to have sufficient net profits in order to pay dividends to Florida Savings Bancorp. Florida Savings Bancorp cannot assure you, however, that Florida Savings will be able to pay dividends to Florida Savings Bancorp in the future, which may prevent Florida Savings Bancorp from satisfying its obligations under the debentures. As a unitary savings and loan holding company regulated by the Office of Thrift Supervision, all capital distributions by Florida Savings directly or indirectly to Florida Savings Bancorp, including dividend payments, are limited. As the subsidiary of a savings and loan holding company, Florida Savings must file either a notice, which is subject to disapproval, or an application with the Office of Thrift Supervision prior to each proposed capital distribution. In addition, other laws and regulations may limit Florida Savings' ability to pay dividends.

     The debentures are unsecured obligations of Florida Savings Bancorp, meaning that Florida Savings Bancorp currently has, and is likely to have in the future, indebtedness that must be repaid before the debentures can be repaid.

     The debentures are not secured by Florida Savings Bancorp's assets or other collateral, rank junior to all Florida Savings Bancorp's existing and future senior secured indebtedness, and will rank equal to any of Florida Savings Bancorp's future unsecured indebtedness. As of December 31, 2001, Florida Savings Bancorp on a consolidated basis had senior secured indebtedness of $3.3 million, consisting of Federal Home Loan Bank advances, a line of credit to Florida Savings Bancorp and construction loans to FSB Development Corp., which Florida Savings Bancorp fully guarantees, and no other indebtedness of equal ranking with the debentures. On December 31, 2001, approximately $692,000 of the construction loans had been utilized by FSB Development. In addition, at December 31, 2001, Florida Savings Bancorp had the ability to borrow a total of $1.5 million on a line of credit. At December 31, 2001, the line of credit had an outstanding balance due of $600,000, which is secured by the common stock of Florida Savings. All amounts drawn on the line of credit represent senior secured indebtedness.


Creditors of Florida Savings Bancorp's subsidiaries have priority over debenture holders in the event of a distribution of Florida Savings Bancorp's subsidiaries' assets.

     The debentures will be obligations of Florida Savings Bancorp only and will not be obligations of or deposits in Florida Savings. Florida Savings Bancorp is a holding company and is the sole shareholder of its subsidiaries, including Florida Savings. As a result, the rights of Florida Savings Bancorp if a liquidation, reorganization, receivership or insolvency of Florida Savings or the other subsidiaries were to occur would be as a shareholder and would be junior to the claims of the creditors of Florida Savings (including depositors) and the other subsidiaries. Therefore, it is unlikely that holders of the Florida Savings Bancorp debentures would be able to participate in any resulting distribution of the remaining assets of the subsidiaries.

The debentures are not insured deposit accounts and therefore the holders will not be able to rely on Federal Deposit Insurance Corporation insurance to recover their investments.

     The debentures are securities issued by Florida Savings Bancorp and are not insured deposit accounts at Florida Savings. Accordingly, holders of the debentures are not entitled to any of the benefits or protections of Federal Deposit Insurance Corporation insurance or any other insurance. Instead, the debentures are subject to investment risks, including the possible loss of the principal invested.

The debentures are not being issued under a trust indenture and, therefore, there will be no trustee to protect the rights of the debenture holders.

     There will be no independent trustee appointed to protect the rights of the debenture holders, nor will the debentures be issued pursuant to a trust indenture, which is a trust agreement between the issuer of the securities and the security holders that provides for various protections for the security holders. As a result, if Florida Savings Bancorp were to default on its obligations under the debentures, debenture holders would be required to seek their own remedies and could not rely on a third party to act on their behalf.


The terms of the debentures do not limit the ability Florida Savings Bancorp to incur additional debt that may be senior or equal in rank to the debentures.

     The debentures do not contain any provisions that will restrict Florida Savings Bancorp from incurring, assuming or becoming liable for any additional indebtedness or other obligations, whether secured or unsecured and whether otherwise ranking senior or equal to the debentures. As a result, if Florida Savings Bancorp were to incur additional debt and was not able to meet all of its debt obligations, there may be significant additional creditors whose rights are senior or equal to those of the debenture holders.

No public market for the debentures or the underlying common stock currently exists.

     The debentures, and the common stock into which the debentures are convertible, are not traded on an exchange or other trading market. There is no existing market for the debentures and there can be no assurance as to:

     o whether any markets may develop for the debentures or Florida Savings Bancorp's common stock;

     o whether the debenture holders will be able to sell the debentures or, when converted, Florida Savings Bancorp common stock; or

     o the price, if any, at which holders of the debentures, or, when converted, Florida Savings Bancorp common stock, will be able to sell their debentures or common stock, as the case may be.

Florida Savings Bancorp may redeem the debentures before maturity, requiring investors to reinvest their principal.

   Florida Savings Bancorp may redeem the debentures at any time, in whole in part, on at least 30 days' notice but no more than 60 days' notice, together with any accrued and unpaid interest to, but excluding, the redemption date, at par without the payment of any premium amounts under circumstances as described in this prospectus.

   You should assume that an early redemption may be attractive to Florida Savings Bancorp if it can obtain capital at a lower cost than it must pay on the debentures or if it is otherwise in Florida Savings Bancorp's interest to redeem the debentures. If the debentures are redeemed, you may be required to reinvest your principal at a time when you may not be able to earn a return that is as high as you were earning on the debentures.

Risk Factors Relating to Florida Savings Bancorp and its Subsidiaries

Florida Savings Bancorp and its subsidiaries have limited operating histories upon which to evaluate its performance.

   Florida Savings Bancorp was incorporated in 1998 and Florida Savings and FSB Development began operations in April 1999 and June 2000, respectively. Accordingly, Florida Savings Bancorp, Florida Savings and FSB Development have only limited operating histories upon which you can evaluate their prospects and future performance. Prior to October 2001, Florida Savings Bancorp was not profitable and FSB Development has had only limited profits. As of December 31, 2001, Florida Savings Bancorp had an accumulated deficit of $1.1 million. You should consider Florida Savings Bancorp's prospects based on the risks, expenses and difficulties frequently encountered in the operation of a new business in an industry characterized by intense competition.

Changes in economic conditions could lead to higher loan charge-offs and reduce Florida Savings Bancorp's income and growth.

   Florida Savings' loan portfolio includes many residential real estate secured loans, as well as commercial real estate loans, in South Florida. Real estate loans are in demand when interest rates are low and economic conditions are favorable. Even when interest rates are low, these favorable conditions may not continue.

   An increase in unemployment, a decrease in real estate values or increases in interest rates could weaken the South Florida economy. Weakness in Florida Savings' market area could depress Florida Savings' earnings and consequently its financial condition because:

   o  customers may not want or need Florida Savings' products and services;

   o  borrowers may not be able to repay their loans;

   o the value of the collateral securing Florida Savings' loans to borrowers may decline; and

   o  the quality of Florida Savings' loan portfolio may decline.

   Any of the latter three scenarios could require Florida Savings to "charge-off" a higher percentage of its loans and/or increase its provision for loan losses, which would reduce Florida Savings' income.

Florida Savings' concentration of loans secured by commercial real estate and commercial business loans increases possibility of loan losses

   Florida Savings may incur significant losses because at December 31, 2001 approximately 21% of its loan portfolio is secured by commercial real estate and commercial business loans. Although generally secured, commercial real estate loans and commercial business loans have a higher risk of loss than residential real estate loans. Competitive pressures, economic cycles, changes in technology and similar factors may negatively impact the cash flows of the commercial borrowers and their ability to repay their loans. As a result, there is an increased possibility that our delinquencies could increase or that we could incur loan losses.

Florida Savings' substantial number of unsecured loans may hurt both asset quality and profits.

   At December 31, 2001, unsecured loans represented 7.96% of Florida Savings' total loan portfolio. Generally, Florida Savings considers these types of loans to involve a higher degree of default risk compared to loans secured by real estate or business assets. Florida Savings cannot assure that its level of nonperforming loans or its level of charge-offs of its unsecured loans will not be higher in future periods, which could lead to a significant increase in the provision for loan losses in future periods. Increased provisions for loan losses would hurt Florida Savings profits.

An increase in nonperforming loans or a deterioration of nonperforming loans may have an adverse impact on our net income.

        If loans that are currently nonperforming further deteriorate or loans that are currently performing become nonperforming loans, we may need to increase our allowance for loan losses. Such an increase would have a negative impact on net income and earnings per share.

        In February 2001, a $450,000 commercial business loan in Florida Savings' portfolio became delinquent. Florida Savings anticipates receiving proceeds from the sale of part of the underlying collateral sufficient to pay down approximately 50% of the outstanding balance on this loan. In September 2001, Florida Savings recognized a specific reserve in the allowance for loan loss of $225,000 on this loan, and it currently believes the total allowance for loan losses remains adequate.

Changes in interest rates may reduce Florida Savings' net income and future cash flows.

        Florida Savings' primary source of income is net interest income, which is the difference between the interest income earned on its interest-earning assets and the interest expense incurred on its interest-bearing liabilities. At December 31, 2001, Florida Savings' one-year interest rate sensitivity gap (the difference between its interest rate sensitive assets maturing or repricing within one year and its interest rate sensitive liabilities maturing or repricing within one year, expressed as a percentage of rate sensitive assets repricing within one year) was negative 23.96%. In a rising interest rate environment, an institution with a negative gap would generally be expected, absent the effects of other factors, to experience a greater increase in its cost of liabilities relative to its yield on assets, and thus decrease an institution's net interest income. Because interest rates are established by competition, Florida Savings has limited control over its net interest income. In an environment of decreasing interest rates, the average life of loans and mortgage-backed securities in Florida Savings Bancorp's portfolio may decrease as the result of borrowers refinancing their mortgage loans to reduce their borrowing costs. Under these circumstances, Florida Savings Bancorp is subject to reinvestment risk to the extent that it is not able to reinvest the funds received from such prepayments at rates which are comparable to the rates that Florida Savings Bancorp previously earned on the prepayed loans or securities.

Ownership of Florida Savings Bancorp's common stock is concentrated in persons affiliated with Florida Savings Bancorp.

        Florida Savings Bancorp's directors, executive officers and the beneficial owners of more than 10% of Florida Savings Bancorp's common stock own in the aggregate approximately 52.2% of the common stock of Florida Savings Bancorp (58.6% assuming the exercise of outstanding options). If all of the debentures are sold, Florida Savings Bancorp's directors, executive officers and 10% shareholders would own __% of Florida Savings Bancorp`s common stock (assuming conversion of all of the debentures into common stock and assuming that our directors, executive officers and 10% shareholders purchase $__ million of the debentures, as intended). If they were to act as a group or in concert, they could exercise a significant influence over the outcome of any shareholder vote requiring a majority vote or in the election of directors and could effectively exercise veto power on matters requiring a shareholder vote with respect to certain business combinations.

In the future, there may be little public information about Florida Savings Bancorp.

        If, at January 1, 2003, Florida Savings Bancorp has under 300 holders of record of its common stock, Florida Savings Bancorp will not be required to provide to its shareholders quarterly summary financial statements, an annual report to shareholders and a proxy statement in compliance with the Securities Exchange Act of 1934. Florida Savings Bancorp, believes that its record holders will not exceed 300 after the offering.

Florida Savings Bancorp, Florida Savings and FSB Development depend on key personnel and the loss of any of their services could harm our business.

         Florida Savings Bancorp's, Florida Savings' and FSB Development's business is dependent upon certain key executive officers, in particular, Bernard Janis and Robert L. Bonnet. The loss of services of any of these individuals could harm the business of Florida Savings Bancorp. Florida Savings Bancorp and Florida Savings each have an employment agreement with Mr. Bonnet, the President and Chief Operating Officer. The loss of the services of any of the key personnel or the inability to identify, hire, train and retain other qualified personnel in the future could harm Florida Savings Bancorp's, Florida Savings' and FSB Development's business and prospects. Florida Savings Bancorp does not maintain "key man" life insurance policies on Messrs. Janis or Bonnet.

FSB Development is subject to the risks inherent in the real estate development and construction industry.

         FSB Development is engaged in the residential real estate development and construction industry. The business of developing and selling residential properties is highly competitive and fragmented. FSB Development competes with numerous large and small builders on the basis of a number of interrelated factors, including location, reputation, amenities, design, quality and price. Some competing builders have nationwide operations and substantially greater financial resources. FSB Development's products must also compete with resales of existing homes and available rental housing. In general, the housing industry is cyclical and is affected by consumer confidence levels, prevailing economic conditions and interest rates. A variety of factors affect the demand for new homes, including the availability and cost of labor and materials, changes in costs associated with home ownership, changes in consumer preferences, demographic trends and the availability of mortgage financing.

Debenture holders may experience dilution if they convert their debentures into shares of Florida Savings Bancorp common stock.


         If debenture holders convert debentures into shares of Florida Savings Bancorp common stock, debenture holders will experience dilution if the conversion price of the debentures is higher than the tangible book value per share of the outstanding common stock at the time of conversion of the debentures. Assuming the issuance and conversion of the maximum amount of the debentures and based on the current conversion price and tangible book value, debenture holders would incur dilution of approximately $1.56 per share.


Florida Savings Bancorp's net income could be reduced if its certificates of deposit scheduled to mature within one year do not remain with Florida Savings.

         At December 31, 2001, certificates of deposit that are scheduled to mature on or before December 31, 2002 totaled $28.3 million, or 54% of Florida Savings' deposits. If these deposits do not remain with Florida Savings after December 31, 2002, Florida Savings will be required to seek other sources of funds, including other certificates of deposit, Federal Home Loan Bank advances or lines of credit from commercial banks. Depending on market conditions, Florida Savings Bancorp may be required to pay higher rates on such deposits or other borrowings than it currently pays on the certificates of deposit due by or before December 31, 2002, which would negatively impact net income.

                       SELECTED FINANCIAL AND OTHER DATA

         The following tables contain information concerning the consolidated financial position and consolidated results of operations of Florida Savings Bancorp. The data presented for the three-month periods ended December 31, 2001 and 2000 are derived from unaudited condensed consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the results for these interim periods. You should read this information in conjunction with the Florida Savings Bancorp financial statements which are included else where in this prospectus.

                                                            At December 31,
                                                       ------------------------
                                                         2001            2000
                                                       --------        --------
                                                            (In thousands)

Selected Consolidated Financial Data:

       Total assets ...............................     $63,347         $53,924
       Cash and cash equivalents ..................       3,253           2,616
       Loans, net .................................      51,202          41,984
       Securities available for sale ..............       3,767           6,433
       Deposits ...................................      52,863          44,712
       FHLB advance ...............................       2,000           2,000
       Other borrowings ...........................       1,292               -
       Shareholders' equity .......................       6,440           6,358



                                                         Three Months Ended               Year Ended
                                                            December 31,                  December 31,
                                                         --------------------         -------------------
                                                         2001            2000         2001           2000
                                                         ----            ----         ----           ----
                                                               In thousands, except per share amounts)
Selected Operating Data:

       Total interest income ........................     $1,053          $  996       $4,245         $3,248
       Total interest expense .......................        567             637        2,658          2,016

            Net interest income .....................        486             359        1,587          1,232
       Provision for loan losses ....................         22              22          318            130
            Net interest income after
               provision for loan losses ............        464             337        1,269          1,102

       Noninterest income ...........................        119               2          312            114
       Noninterest expense ..........................        483             369        1,833          1,480

       Earnings (loss) before income taxes ..........        100             (30)        (252)          (264)
       Income taxes (benefit) .......................         33             (17)         (98)          (109)
            Net earnings (loss) .....................         67             (13)        (154)          (155)


       Income (loss) per share, basic and diluted ...     $ 0.09          $(0.02)      $(0.20)        $(0.21)



                                                                             At or for the Year Ended
                                                                                   December 31,
                                                                             ------------------------
                                                                                2001           2000
                                                                             ----------      --------


Selected Operating Ratios and Other Data(1):
Performance Ratios:
   Average yield on interest-earning assets ..............................       7.42%         8.06%
   Average rate paid on interest-bearing liabilities .....................       5.10          5.77
   Average interest-rate spread(2) .......................................       2.32          2.29
   Net interest margin(3) ................................................       2.77          3.06
   Interest-earning assets as a percent of interest-bearing
        liabilities ......................................................     109.66        115.39
   Net interest income after provision for loan losses to
        noninterest expense ..............................................      69.22         74.46
   Noninterest expense as a percent of average assets ....................       2.96          3.39
   Return on average assets ..............................................      (0.25)        (0.36)
   Return on average equity ..............................................      (2.37)        (2.44)
   Average equity as a percent of average assets .........................      10.45         14.59
   Efficiency ratio(4) ...................................................      96.50        110.02
Regulatory Capital:
   Total capital to risk-weighted assets .................................      12.81         15.82
   Tier 1 capital to risk-weighted assets ................................      11.97         14.97
   Tier 1 to total assets ................................................       8.75          9.26
Asset Quality Ratios:
   Nonperforming loans and troubled debt restructurings
        as a percent of total loans(5) ...................................       1.85             -
   Nonperforming assets and troubled debt restructuring as a
        percent of total assets(6) .......................................       1.51             -
   Allowance for loan losses as a percent of total loans .................       1.16          0.67
   Allowance for loan losses as a percent of nonperforming
        loans and troubled debt restructurings(5) ........................      62.79             -
   Net loans charge-off to average loans .................................          -             -
Number at end of period:
   Full service offices ..................................................          1             1
   Mortgage loans ........................................................        422           242
   Deposit accounts ......................................................      3,262         2,193

--------------------
(1) Asset Quality Ratios and Regulatory Capital Ratios are at end of period. With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.
(2) Average interest-rate spread represents the difference between the weighted-average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(3) Net interest margin represents net interest income as a percent of average interest-earning assets.
(4) Efficiency ratio represents noninterest expense as a percentage of net interest income plus noninterest income.
(5) Nonperforming loans consist of all nonaccrual loans and all other loans 90 days or more past due.
(6)   Nonperforming assets consist of nonperforming loans.

                               RECENT DEVELOPMENTS


       The following tables contain information concerning the financial position and results of operations of Florida Savings Bancorp at and for the dates indicated. The data presented at March 31, 2002 and for the three-month periods ended March 31, 2002 and 2001 are derived from unaudited condensed consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the results for these interim periods. These adjustments consist only of normal recurring adjustments. The results of operations for the three months ended March 31, 2002 are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 2002. This information should be read in conjunction with the financial statements included in this prospectus.



                                                             At March 31, 2002     At December 31, 2001
                                                             -----------------     --------------------
                                                                          (In thousands)
Selected Consolidated Financial Data:

     Total assets .......................................         $68,292                 $63,347
     Cash and cash equivalents ..........................           8,118                   3,253
     Loans, net .........................................          50,281                  51,202
     Securities available for sale ......................           4,348                   3,767
     Deposits ...........................................          57,142                  52,863
     FHLB advance .......................................           2,000                   2,000
     Other borrowings ...................................           1,792                   1,292
     Shareholders' equity ...............................           6,492                   6,440


                                                                    Three Months Ended March 31,
                                                                    ----------------------------
                                                                     2002                   2001
                                                                     ----                   ----
                                                                        (In thousands, except
                                                                         per share amounts)

Selected Operating Data:

     Total interest income ..............................             983                   1,074
     Total interest expense .............................             501                     720

          Net interest income ...........................             482                     354
     Provision for loan losses ..........................              23                      23
          Net interest income after
            provision for loan losses ...................             459                     331
     Noninterest income .................................             128                      58
     Noninterest expense ................................             495                     444

     Earnings (loss) before income taxes ................              92                     (55)
     Income taxes (benefit) .............................              37                     (22)

          Net earnings (loss) ...........................              55                     (33)

     Earnings (loss) per share, basic and diluted .......             .07                    (.05)


Comparison of Financial Condition at March 31, 2002 and December 31, 2001


         At March 31, 2002, Florida Savings Bancorp had total consolidated assets of $68.3 million, an increase of 7.9% over total consolidated assets of $63.3 million at December 31, 2001. During the three months ended March 31, 2002, loans decreased to $50.3 million from $51.2 million at December 31, 2001, a decrease of 1.8%. Florida Savings Bancorp's portfolio of securities increased to $4.3 million at March 31, 2002 from $3.8 million at December 31, 2001, an increase of 13.2%. Florida Savings Bancorp's deposits increased to $57.1 million at December 31, 2001 from $52.9 million as of March 31, 2002, a 7.9% increase. The overall increase in assets relates to an overall increase in the number of customer accounts and outstanding balances.

Comparison of Operating Results for the Three Months Ended March 31, 2002 and March 31, 2001

         General. Net income for the three months ended March 31, 2002 was $55,000 or $.07 per basic and diluted share, compared to a net loss of $33,000 or $.05 per basic and diluted share for the three months ended March 31, 2001.

         Interest Income. Interest earnings were $983,000 for the three months ended March 31, 2002 compared to $1.1 million for the three months ended March 31, 2001. Interest income earned on loans decreased to $874,000 for the three months ended March 31, 2002 from $894,000 for the three months ended March 31, 2001 due to a decrease in the weighted-average yield earned. This decrease was partially offset by an increase in the average loan portfolio balance. Interest on securities decreased to $63,000 for the three months ended March 31, 2002 from $98,000 for the three months ended March 31, 2001 due to a decrease in the average securities balance and a decrease in the weighted-average yield earned.

         Interest Expense. Interest expense on interest-bearing deposits was $462,000 for the three months ended March 31, 2002 compared to $690,000 for the three months ended March 31, 2001. The decrease was due to a decrease in the weighted-average yield paid, partially offset by an increase in the average deposit balance.

         Provisions for Loan Losses. The provision for loan losses is charged to operations to increase the total allowance to a level deemed appropriate by management and is based upon the volume and type of lending conducted by us, industry standards, the amount of nonperforming loans and general economic conditions, particularly as they relate to our market areas, and other factors related to the collectibility of our loan portfolio. The provision for loan losses was $23,000 for each of the three months ended March 31, 2002 and 2001. The allowance for loan losses was $627,000 at March 31, 2002, which management believes is adequate.

         Noninterest Income. The following table shows the components of noninterest income and the dollar and percentage change from the three months ended March 31, 2001 to the three months ended March 31, 2002.




                                                               Three Months Ended
                                                                    March 31,
                                                               ------------------      Dollar    Percentage
                                                               2002         2001       Change      Change
                                                               -----        -----      ------    ----------
                                                                          (Dollars in thousands)

Service charges and fees on deposit accounts ...............   $ 42          $31         $11         35.5%
Prepayment fees collected ..................................     69           14          55        392.9
Other ......................................................     17           13           4         30.8
                                                               ----          ---         ---
   Total ...................................................   $128          $58         $70        120.7
                                                               ====          ===         ===



         Noninterest Expense. The following table shows the components of noninterest expense and the dollar and percentage change from the three months ended March 31, 2001 to the three months ended March 31, 2002.


                                                               Three Months Ended
                                                                    March 31,
                                                               ------------------      Dollar    Percentage
                                                               2002         2001       Change      Change
                                                               -----       ------      ------      ------
                                                                          (Dollars in thousands)

Salaries and employee benefits .............................   $215         $200         $15          7.5%
Occupancy and equipment expense ............................    112           92          20         21.7
Advertising ................................................     20           20           -            -
Data processing ............................................     35           36          (1)         2.8
Other ......................................................    113           96          17         17.7
                                                               ----          ---         ---
   Total ...................................................   $495         $444         $51         11.5
                                                               ====         ====         ===



         The increase in total noninterest expenses relates to the overall growth of Florida Savings Bancorp.



         Income Taxes. The income tax expense for the three months ended March 31, 2002 was $37,000 (an effective rate of 40.2%) compared to an income tax benefit of $22,000 for the three months ended March 31, 2001 (an effective rate of 40.0%). Florida Savings Bancorp recognized an income tax benefit as well as a deferred tax asset because it believes it is more likely than not that Florida Savings Bancorp will be able to generate taxable income in the future to realize these amounts.

                                 USE OF PROCEEDS

         The following table presents the estimated net proceeds of the offering and the amount expected to be retained by Florida Saving Bancorp and contributed to Florida Savings and Florida Savings Bancorp's other subsidiaries.



                                                             2,000        Percentage        5,000         Percentage
                                                         Debentures at     of Gross     Debentures at      of Gross
                                                            $1,000        Proceeds of      $1,000         Proceeds of
                                                         Per Debenture    $2,000,000    Per Debenture     $5,000,000
                                                         -------------    -----------   --------------    -----------
                                                                            (Dollars in thousands)


Gross proceeds ........................................     $2,000          100.00%        $5,000           100.00%
Less: estimated underwriting commissions and
      other offering expenses .........................        295           14.75            480             9.60
                                                             -----          ------          -----           ------
Net offering proceeds .................................      1,705           85.25          4,520            90.40
Less:
   Proceeds to be contributed to Florida Savings ......        400           20.00          1,900            38.00
   Proceeds to be contributed to FSB Development ......        400           20.00          1,000            20.00
   Proceeds to be retained by Florida Savings
     Bancorp for payment of interest on debentures ....        160            8.00            400             8.00
   Proceeds used to repay balance on line of credit ...        600           30.00            600            12.00
                                                             -----          ------          -----           ------
Proceeds remaining for Florida Savings Bancorp ........     $  145            7.25%        $  620            12.40%
                                                            ======          ======         ======           ======



Florida Savings Bancorp may use the proceeds it retains from the offering:

     o   to invest in securities;

     o   for general corporate purposes;

     o   to invest in FSB Insurance Agency, Inc.; or

     o to finance diversifying its business activities through newly formed subsidiaries or though possible acquisitions of financial institutions as well as other financial services related companies.

Florida Savings may use the proceeds that it receives from the offering:

     o   to fund new loans;

     o   to invest in securities;


     o to support the opening of new Florida Savings branches, including a branch office in Miami, Florida;


     o   to finance the possible expansion of its business activities; and

     o   for general corporate purposes.

         FSB Development Corp. may use the proceeds that it receives from the offering for its acquisition, construction and resale of single family homes located within the Village of Pinecrest.

       There are no current liquidity needs of FSB Insurance Agency, Inc. at this time. However, management has had discussions with several insurance agencies in the local market area to explore the possibilities of strategic alliances and expects to continue to engage in such discussions in the future. In the event of a strategic alliance or acquisition, proceeds from the offering may be distributed to the subsidiary to fund its activities. While at this time the amount of any such funding is unknown, management does not expect any distribution to the subsidiary to be material in amount. Management anticipates that it will commence the sales of insurance products prior to the end of fiscal 2002 and if and when an agreement is reached, proceeds from the sale of debentures may be used to fund the business. Until the proceeds are used, Florida Savings Bancorp may invest the proceeds, depending on its cash flow requirements, in short and long-term investments, such as treasury bills, commercial paper, certificates of deposit, securities issued by U.S. government agencies, money market funds and repurchase agreements.

         Florida Savings Bancorp has a $1.5 million line of credit from a commercial bank, $600,000 of which has been drawn upon at December 31, 2001. A portion of the proceeds from this offering will be utilized to repay any outstanding balance remaining due on the line of credit as of the closing date. In addition, Florida Savings Bancorp will retain net proceeds sufficient to pay two years of future interest payments on the debentures and the remaining net proceeds will be used for general corporate purposes, which may include, but not be limited to, diversifying its business activities through newly formed subsidiaries, or through acquisitions of or mergers with other financial institutions as well as other financial services related companies.

         Florida Savings Bancorp and Florida Savings may need regulatory approvals to engage in some of the activities listed above. See "Regulation and Supervision." Florida Savings Bancorp currently has no specific plans or agreements regarding any expansion activities or acquisitions. Florida Savings received approvals from the Office of Thrift Supervision on August 10, 2001, to open a branch in the southern end of Miami Beach, Florida and on January 24, 2002, to open a branch office in Miami, Florida. It is anticipated that the Miami branch will open in the second quarter of 2002.

         Except as described above, neither Florida Savings Bancorp nor Florida Savings has any immediate specific use for the investment of the proceeds of this offering.

                   RATIO OF EARNINGS TO COMBINED FIXED CHARGES

         The following table sets forth Florida Savings Bancorp's ratios of earnings to combined fixed charges on a consolidated basis for the respective periods indicated.


                                                            Year Ended
                                                           December 31,
                                                        ------------------

                                                        2001          2000
                                                        ----          ----

Ratios of Earnings to Combined Fixed Charges:
    Excluding interest on deposits ...................  19.03         11.86
    Including interest on deposits ...................   0.94          0.87


       For purposes of computing the ratios of earnings to combined fixed charges, earnings represents net loss as shown on Florida Savings Bancorp's statement of operations less the applicable income tax benefit and fixed charges. Fixed charges excluding interest on deposits represents total interest expense other than interest paid on deposits. Fixed charges including interest on deposits represents total interest expense.

                                 CAPITALIZATION

     The following table sets forth our capitalization, on a consolidated basis, as of December 31, 2001, and as adjusted to give effect to the sale of the $2.0 million minimum and $5.0 maximum of the debentures offered hereby. This table should be read in conjunction with the consolidated financial statements and the notes to the consolidated financial statements which appear at the end of this prospectus.

                                                                      At December 31, 2001
                                                              --------------------------------------------
                                                                            As Adjusted        As Adjusted
                                                                            (Minimum of        (Maximum of
                                                               Actual     Offer Range)(1)     Offer Range)(1)
                                                              --------  ------------------   ----------------
                                                                         (In thousands)
Borrowings:
     FHLB advance ...........................................  $ 2,000       $ 2,000             $ 2,000
     Other borrowings .......................................    1,292         1,292               1,292
     4% Debentures Due March 31, 2009 .......................        -         2,000               5,000
                                                               -------       -------             -------
        Total long-term borrowings ..........................    3,292         5,292               8,292

Shareholders' Equity:

Preferred stock, $.01 par value, 1,500,000 shares authorized;
   none issued ..............................................        -             -                   -
Common stock, $.01 par value, 3,500,000 shares authorized;
   757,000 shares issued and outstanding ....................        7             7                   7
Additional paid-in capital ..................................    7,567         7,567               7,567
Accumulated deficit .........................................  (1,133)       (1,133)             (1,133)
Accumulated other comprehensive income ......................      (1)           (1)                 (1)
                                                               -------       -------             -------
        Total shareholders' equity ..........................    6,440         6,440               6,440
                                                               -------      --------            --------
Total borrowings and shareholders' equity ...................  $ 9,732      $ 11,732            $ 14,732
                                                               =======      ========            ========
-------------------------

(1) Does not include shares of Florida Savings Bancorp common stock into which the debentures are convertible.

                                    DILUTION

     As of December 31, 2001, Florida Savings Bancorp had a net tangible book value of $6.4 million, or $8.51 per share of common stock. Net tangible book value per share represents the amount of total tangible assets less the amount of Florida Savings Bancorp's total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the issuance and conversion of the maximum amount of the debentures, Florida Savings Bancorp`s adjusted pro forma net tangible book value as of December 31, 2001 would have been $11.4 million, or $9.44 per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $0.93 per share to Florida Savings Bancorp's existing share holders and an immediate dilution to the persons converting the debentures of approximately $1.56 per share. Dilution is determined by subtracting pro forma net tangible book value per share of common stock after this offering from the price paid by new investors for a share of Florida Savings Bancorp's common stock assuming the debentures are converted. The following table illustrates this dilution on a per share basis at the minimum and the maximum of the offering.

                                                                                Minimum of        Maximum of
                                                                              Offering Range    Offering Range
                                                                              --------------    --------------
Assumed conversion price per share .........................................    $ 11.00            $ 11.00
   Net tangible book value per share before conversion .....................       8.51               8.51
   Increase per share attributable to the conversion of the debentures .....       0.48               0.93
Pro forma net tangible book value per share after conversion ...............       8.99               9.44
Dilution ...................................................................       2.01               1.56

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The objective of this section is to help potential investors understand management's views on Florida Savings Bancorp's financial condition and results of operations. You should read this discussion in conjunction with the consolidated financial statements and the notes to the consolidated financial statements that appear at the end of this prospectus.

Forward-Looking Statements

         Some of the information presented or incorporated by reference into this prospectus contains "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995, and may be identified by the use of such words as "believe," "expect," "anticipate," "should," "planned," "estimated" and "potential." Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to:

     o    general economic conditions;

     o changes in interest rates, deposit flows, loan demand, real estate values and competition;

     o    changes in accounting principles, policies, or guidelines;

     o material unforeseen changes in the financial condition or results of operations of our customers;

     o unforeseen difficulties in realizing expected income or cost savings from acquisitions;

     o    changes in legislation or regulation; and

     o other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services.

     Florida Savings Bancorp's actual results could vary materially from the future results covered in its forward-looking statements. The statements in the "Risk Factors" section of this prospectus are cautionary statements identifying important factors, including certain risks and uncertainties, that could cause our results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

     Florida Savings Bancorp disclaims any obligation to announce publicly future events or developments that affect the forward-looking statements in this prospectus.

General

     Florida Savings Bancorp's results of operations depend primarily on the results of operations of Florida Savings. Accordingly, the discussion herein addresses Florida Savings Bancorp's operations as they are conducted through Florida Savings. Florida Savings' results of operations depend primarily on net interest income, which is the difference between the interest income earned on Florida Savings' interest-earning assets, such as loans and securities, and the interest expense on its interest-bearing liabilities, such as deposits and borrowings. Florida Savings also generates noninterest income primarily from loan fees and service charges. Florida Savings' noninterest expenses primarily consist of employee compensation and benefits, occupancy expense, advertising and other operating expenses. Florida Savings' results of operations are also affected by general economic and competitive conditions, notably changes in market interest rates, government policies and regulations.

Average Balances, Interest and Average Yields/Cost

     The following table presents certain information for the periods indicated regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. Average balances were derived from daily balances.

                                                                                Year Ended December 31,
                                            At December 31,   -----------------------------------------------------------
                                                 2001                   2001                          2000
                                           ----------------   --------------------------   ------------------------------
                                                                                 Average                          Average
                                                     Yield/   Average             Yield/    Average                Yield/
                                           Balance    Cost    Balance  Interest    Cost     Balance    Interest    Cost
                                           -------   ------   -------  --------   ------   --------    --------   -------
                                                                  (Dollars in thousands)
Interest-earning assets:
     Loans (1) ........................... $ 51,201   7.52%  $ 47,209  $ 3,661    7.75%    $ 29,115    $ 2,479     8.51%
     Securities available for sale (2) ...    3,767   5.65      5,601      342    6.11        9,407        656     6.97
     Federal Home Loan Bank
        of Atlanta stock .................      295   6.25        290       20    6.90          222         17     7.66
     Certificates of deposit .............    1,182   4.77        817       38    4.65          100          6     6.00
     Other (3) ...........................    1,872   2.53      3,283      184    5.60        1,457         90     6.18
                                           --------          --------  -------             --------    -------
       Total interest-earning assets .....   58,317   7.25     57,200    4,245    7.42       40,301      3,248     8.06
Noninterest-earning assets ...............    5,030             4,802                         3,300
                                           --------          --------                      --------
          Total assets ................... $ 63,347          $ 62,002                      $ 43,601
                                           ========          ========                      ========
Interest-bearing liabilities:
     Savings accounts .................... $ 13,232   2.65   $  9,763      365    3.74     $  6,805        319     4.69
     N.O.W ...............................    2,012   0.68      2,291       41    1.79        1,890         35     1.85
     Money market ........................    3,447   1.56      3,405      102    3.00        1,249         66     5.28
     Certificates of deposit .............   31,319   4.89     33,429    2,018    6.04       22,619      1,448     6.40
                                           --------          --------  -------             --------    -------
       Total interest-bearing deposits ...   50,010   3.90     48,888    2,526    5.17       32,563      1,868     5.74
     Borrowed money ......................    3,292   5.37      3,272      132    4.03        2,363        148     6.26
                                           --------          --------  -------             --------    -------
       Total interest-bearing
       liabilities .......................   53,302   3.99     52,160    2,658    5.10       34,926      2,016     5.77
Demand deposits ..........................    2,853             2,438                         1,608
Other noninterest-bearing liabilities ....      752               922                           706
                                           --------          --------                       -------
             Total liabilities ...........   56,907            55,520                        37,240
Shareholders' equity .....................    6,440             6,482                         6,361
                                           --------          --------                       -------
     Total liabilities and shareholders'
        equity ........................... $ 63,347          $ 62,002                      $ 43,601
                                           ========          ========                      ========
Net interest income ......................                             $ 1,587                         $ 1,232
                                                                       =======                         =======
Interest-rate spread (4) .................                                        2.32%                            2.29%
                                                                                  =====                            =====
Net interest margin (5) ..................                                        2.77%                            3.06%
                                                                                  =====                            =====
Ratio of average interest-earning assets to
   average interest-bearing liabilities ..                                        1.10                             1.15
-----------------------------------                                               =====                            =====

(1) Balances are net of deferred loan origination costs, undisbursed proceeds of construction loans in process, and include nonperforming loans. All interest accrued, but not collected on nonperforming loans, is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual status.
(2) Yields on securities available for sale are based on average amortized cost.
(3)  Includes interest-earning deposits and federal funds sold.
(4) Interest-rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities.
(5) Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

     The following table presents the effects of changing rates and volumes on the interest income and interest expense of Florida Savings. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume have been allocated proportionately due to rate and the change due to volume.

                                                                     Year Ended
                                                                 December 31, 2001
                                                                    Compared to
                                                                    Year Ended
                                                                 December 31, 2000
                                                         -----------------------------------
                                                         Increase (Decrease)
                                                               Due to
                                                         -------------------
                                                          Rate       Volume             Net
                                                         --------   --------          ------
                                                                    (In thousands)
Interest Income:
   Loans receivable ...................................  $  (198)    $1,380          $ 1,182
   Securities available for sale ......................      (74)      (240)            (314)
   Federal Home Loan Bank of Atlanta stock ............       (1)         4                3
   Certificates of deposit ............................       (1)        33               32
   Other ..............................................       (8)       102               94
                                                         -------    -------          -------
     Total increase (decrease) in interest income .....     (282)     1,279              997

Interest Expense:
   Savings accounts ...................................      (40)        86               46
   N.O.W. . ...........................................       (1)         7                6
   Money market .......................................      (12)        48               36
   Certificates of deposit ............................      (78)       648              570
                                                         -------    -------          -------
     Total interest bearing deposits ..................     (131)       789              658
   Borrowed money .....................................      198       (214)             (16)
                                                         -------    -------          -------
     Total increase (decrease) in interest expense ....       67        575              642
                                                         -------    -------          -------
Increase (decrease) in net interest income ............  $  (349)   $   704          $   355
                                                         =======    =======          =======

Comparison of Financial Condition at December 31, 2001 and December 31, 2000

     At December 31, 2001, Florida Savings Bancorp had total consolidated assets of $63.3 million, an increase of 17.4% over total consolidated assets of $53.9 million at December 31, 2000. During the year ended December 31, 2001, loans increased to $51.2 million from $42.0 million at December 31, 2000, an increase of 21.9%. Florida Savings Bancorp's portfolio of securities decreased to $3.8 million at December 31, 2001 from $6.4 million as of December 31, 2000 primarily due to calls and sales of securities of approximately $5.6 million. Florida Savings Bancorp's deposits increased to $52.9 million at December 31, 2001 from $44.7 million as of December 31, 2000, a 18.3% increase. The overall increase in assets relates to the overall growth of Florida Savings Bancorp and its subsidiaries.

Comparison of Operating Results for the Three Months Ended December 31, 2001 and December 31, 2000

     General. Net income for the three months ended December 31, 2001 was $67,000 or $.09 per basic and diluted share, compared to net loss of $13,000 or $.02 per basic and diluted share for the three months ended December 31, 2000. During the three months ended December 31, 2001, management believes that Florida Savings Bancorp achieved the average asset size to begin to operate profitably. Florida Savings Bancorp achieved positive net income for the 2001 period as compared to the loss for the 2000 period due to an increase in asset size, an increase in fee income and decrease in the average cost of funds.

     Interest Income. Interest income was $1.1 million for the three months ended December 31, 2001 compared to $996,000 for the three months ended December 31, 2000. Interest income earned on loans increased to $942,000 for the three months ended December 31, 2001 from $840,000 for the three months ended December 31, 2000 due to an increase in the average loan portfolio balance. This increase was partially offset by a decrease in the weighted-average yield earned. Interest of securities decreased to $107,000 for the three months ended December 31, 2001 from $128,000 for the three months ended December 31, 2000 due to a decrease in the average investment portfolio balance and weighted-average yield earned on the portfolio.

     Interest Expense. Interest expense on interest-bearing deposits was $536,000 for the three months ended December 31, 2001 compared to $603,000 for the three months ended December 31, 2000. The decrease was due to a decrease in the weighted-average rate paid, reflecting the further decline in market rates, which was partially offset by an increase in the average interest-bearing deposits.

     Provisions for Loan Losses. The provision for loan loss is charged to operations to increase the total allowance to a level deemed appropriate by management and is based upon the volume and type of lending conducted by us, industry standards, the amount of nonperforming loans and general economic conditions, particularly as they relate to our market areas, and other factors related to the collectibility of our loan portfolio. The provision for loan losses was $22,000 for the three months ended December 31, 2001 and 2000. The allowance for loan losses was $599,000 at December 31, 2001, which management believes is adequate.

     Noninterest Income. The following table shows the components of noninterest income and the dollar and percentage change from the three months ended December 31, 2000 to the three months ended December 31, 2001.

                                                     Three Months Ended
                                                        December 31,
                                                     ------------------             Dollar     Percentage
                                                       2001       2000              Change       Change
                                                     --------   -------             ------     ----------
                                                                   (Dollars in thousands)
Service charges and fees on deposit accounts ......    $ 46        $ 26              $ 20         77%
Gain (loss) on securities available for sale ......      16         (61)               77         126
Rental income .....................................      --           6                (6)         --
Other .............................................      57          31                26          84
                                                      -----        ----             -----
   Total ..........................................   $ 119        $  2             $ 117       5,850
                                                      =====        ====             =====

     Noninterest Expense. The following table shows the components of noninterest expense and the dollar and percentage change from the three months ended December 31, 2000 to the three months ended December 31, 2001.

                                                     Three Months Ended
                                                        December 31,
                                                     ------------------             Dollar     Percentage
                                                       2001      2000               Change       Change
                                                     --------   -------             ------     ----------
                                                                   (Dollars in thousands)
Salaries and employee benefits ....................  $ 211      $ 152               $ 59           39%
Occupancy and equipment expense ...................     98         90                  8            9
Advertising .......................................     10         21                (11)         (52)
Data processing ...................................     34         33                  1            3
Other .............................................    130         73                 57           78
                                                     -----       ----              -----
   Total ..........................................  $ 483      $ 369               $114           31
                                                     =====      =====              =====

     The increase in total noninterest expenses relates to the overall growth of Florida Savings Bancorp.

     Income Taxes. The income tax expense for the three months ended December 31, 2001 was $33,000 (an effective rate of 33.0%) compared to an income tax benefit of $17,000 for the three months ended December 31, 2000 (an effective rate of 56.7%). Florida Savings Bancorp recognized an income tax benefit as well as a deferred tax asset because it believes it is more likely than not that Florida Savings Bancorp will be able to generate taxable income in the future to realize these amounts.

Comparison of Operating Results for the Years Ended December 31, 2001 and December 31, 2000


     General. Net loss for the year ended December 31, 2001 was $154,000 or $.20 per basic and diluted share, compared to net loss of $155,000 or $.21 per basic and diluted share for the year ended December 31, 2000. During the year ended December 31, 2001, management believes that Florida Savings Bancorp achieved the average asset size to begin to operate profitably. Primarily as a result of Florida Savings Bancorp's increase in asset size during the year ended December 31, 2001, Florida Savings Bancorp has shown improvement in its operating results and achieved profitability on a monthly basis during the months of October, November and December 2001.

     Interest Income. Interest income was $4.2 million for the year ended December 31, 2001 compared to $3.2 million for the year ended December 31, 2000. Interest income earned on loans increased to $3.7 million for the year ended December 31, 2001 from $2.5 million for the year ended December 31, 2000 due to an increase in the average loan portfolio balance. This increase was partially offset by a decrease in the weighted-average yield earned. Interest of securities decreased to $342,000 for the year ended December 31, 2001 from $655,000 for the year ended December 31, 2000 due to a decrease in the average investment portfolio balance and weighted-average yield earned on the portfolio.


     Interest Expense. Interest expense on interest-bearing deposits was $2.5 million for the year ended December 31, 2001 compared to $1.9 million for the year ended December 31, 2000. The increase was due to an increase in the average interest-bearing deposits which was partially offset by a decrease in the weighted-average rate paid, which is a result of the declining interest rate environment in 2001.

     Provisions for Loan Losses. The provision for loan losses is charged to operations to increase the total allowance to a level deemed appropriate by management and is based upon the volume and type of lending conducted by us, industry standards, the amount of nonperforming loans and general economic conditions, particularly as they relate to our market areas, and other factors related to the collectibility of our loan portfolio. The provision for loan losses was $318,000 for the year ended December 31, 2001, compared to $130,000 for the same period in 2000. The provision increased because of an additional allowance established due to the deterioration of one lending relationship and normal increases as a result of loan growth. The allowance for loan losses was $599,000 at December 31, 2001, which management believes is adequate.

     Noninterest Income. The following table shows the components of noninterest income and the dollar and percentage change from the year ended December 31, 2000 to the year ended December 31, 2001.

                                                     Three Months Ended
                                                        December 31,
                                                     ------------------             Dollar     Percentage
                                                       2001       2000              Change       Change
                                                     --------   -------             ------     ----------
                                                                   (Dollars in thousands)
Service charges and fees on deposit accounts ......  $ 149     $  64                $ 85       133%
Gain (loss) on securities available for sale ......     16       (61)                 77       126
Rental income .....................................     --        10                 (10)       --
Other .............................................    147       101                  46        46
                                                     -----     -----               -----
   Total ..........................................  $ 312     $ 114               $ 198       174
                                                     =====     =====               =====

     Service charges and fees on deposit accounts increased due to an increase in the number of deposit accounts. Other noninterest income increased due to an increase in miscellaneous fees collected on loans.

     Noninterest Expense. The following table shows the components of noninterest expense and the dollar and percentage change from the year ended December 31, 2000 to the year ended December 31, 2001.

                                                     Three Months Ended
                                                        December 31,
                                                   --------------------             Dollar     Percentage
                                                      2001        2000              Change       Change
                                                   ----------   -------             ------     ----------
                                                                   (Dollars in thousands)
Salaries and employee benefits ..................  $   828      $   639             $ 189         30%
Occupancy and equipment expense .................      379          348                31          9
Advertising .....................................       61           76               (15)       (20)
Data processing .................................      135          124                11          9
Other ...........................................      430          293               137         47
                                                   -------      -------             -----
   Total ........................................  $ 1,833      $ 1,480             $ 353         24
                                                   =======      =======             =====

     The increase in total noninterest expenses relates to the overall growth of Florida Savings Bancorp.

     Income Taxes. The income tax benefit for the year ended December 31, 2001 was $98,000 (an effective rate of 38.9%) compared to an income tax benefit of $109,000 for the year ended December 31, 2000 (an effective rate of 41.3%). Florida Savings Bancorp recognized an income tax benefit as well as a deferred tax asset because it believes it is more likely than not that Florida Savings Bancorp will be able to generate taxable income in the future to realize these amounts. Primarily as a result of Florida Savings Bancorp's increase in asset size during the year ended December 31, 2001, Florida Savings Bancorp has shown improvement in its operating results and achieved profitability on a monthly basis during the months of October, November and December 2001. Due to the increase in its average asset size, Florida Savings Bancorp currently expects this trend to continue in 2002.

Management of Interest Rate Risk and Market Risk Analysis

     Qualitative Aspects of Market Risk. Florida Savings' most significant form of market risk is interest rate risk. The principal objectives of Florida Savings' interest rate risk management are to evaluate the interest rate risk inherent in certain balance sheet accounts, determine the level of risk appropriate given Florida Savings' business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with the board of directors' approved guidelines. Florida Savings has an Asset/Liability Committee, responsible for reviewing its asset/liability policies and interest-rate risk position, which meets quarterly and reports trends and interest-rate risk position to the board of directors quarterly. The extent of the movement of interest rates is an uncertainty that could have a negative impact on the earnings of Florida Savings.

     Florida Savings uses the following strategies in an effort to manage interest rate risk and profitability: 1) emphasize the origination of short-term fixed rate, adjustable-rate and balloon loans while limiting the number and amount of long-term, fixed-rate loans which are retained in its portfolio; 2) use Federal Home Loan Bank advances as a source of longer term fixed rate liabilities to better structure maturities of its interest rate sensitive liabilities; 3) maintain a high quality securities portfolio which could provide liquidity if needed; 4) originate higher yielding commercial real estate and construction loans; and 5) increase the level of core deposits, consisting primarily of lower yielding deposits in an effort to maximize net interest margin. Florida Savings does not currently, or plan to in the near future, participate in any hedging programs, interest rate swaps or other activities involving the use to off-balance sheet derivative financial instruments.

     Quantitative Aspects of Market Risk. Florid a Savings primarily utilizes an interest sensitivity analysis prepared in conjunction with a third party software provider to review the level of interest-rate risk contained within the balance sheet. These results are compared and analyzed to the Thrift Industry Interest Rate Risk Measures. This analysis measures interest rate risk by computing changes in the net portfolio value of Florida Savings' cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or decrease in market interest rates with no effect given to any steps that management might take to counter the effect of that interest rate movement. The following table, which is based on information provided to Florida Savings by the Office of Thrift Supervision, presents the change in Florida Savings' net portfolio value at December 31, 2001, that would occur upon an immediate change in interest rates based on Office of Thrift Supervision assumptions, but without giving effect to any steps that management might take to counteract that change.


   Change in                  Net Portfolio Value (NPV)           NPV as Percent of Portfolio
 Interest Rates    --------------------------------------------  -----------------------------
In Basis Points    Amount     Dollar Change      Percent Change     NPV Ratio     Change
---------------    ------    --------------      --------------     ---------     ------
                                  (Dollars in thousands)
    300            $8,279      $ (904)              (9.84)%          13.94%        (75) bps
    200             8,653        (530)              (5.78)           14.31         (38)
    100             8,961        (222)              (2.42)           14.57         (12)
   Static           9,183          -                  -              14.69           0
   (100)            8,667        (516)              (5.62)           13.80         (89)
   (200)            8,454        (729)              (7.94)           13.33        (136)
   (300)            8,512        (671)              (7.31)           13.25        (144)

     The Office of Thrift Supervision uses certain assumptions in assessing the interest-rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

     As with any method of measuring interest-rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates of deposit could deviate significantly from those assumed in calculating the table.

Liquidity and Capital Resources

     Liquidity is the ability to meet current and future financial obligations of a short-term nature. Florida Savings further defines liquidity as the ability to respond to the needs of depositors and borrowers as well as maintaining the flexibility to take advantage of investment opportunities. Florida Savings' primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of investment securities, and borrowings from the Federal Home Loan Bank. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

     Liquidity management is both a daily and long-term responsibility of management. Florida Savings adjusts its investments in liquid assets based upon management's assessment of (1) expected loan demand, (2) expected deposit flows,
(3) yields available on interest-earning deposits and securities, and (4) the objectives of its asset/liability management program. Excess liquid assets are invested generally in interest-earning overnight deposits and short- and intermediate-term U.S. Government and agency obligations.

     Federal regulations require Florida Savings to maintain a sufficient level of liquid assets to ensure its safe and sound operations. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. Government, government agency and corporate securities and other obligations generally having remaining maturities of less than five years.

     Florida Savings' most liquid assets are cash and certificates of deposits. The levels of these assets are dependent on its operating, financing, lending and investing activities during any given period. At December 31, 2001, cash and certificates of deposits totaled $4.4 million. Securities classified as available-for-sale totaled $3.8 million at December 31, 2001. In addition, at December 31, 2001, Florida Savings had arranged the ability to borrow a total of approximately $3.7 million from the Federal Home Loan Bank of Atlanta. On that date, Florida Savings had advances outstanding of $2.0 million. Construction loans of FSB Development totaled $692,000 at December 31, 2001. Florida Savings Bancorp also currently has available a $1.5 million line of credit from Independent Bankers' Bank of Florida that had an outstanding balance due of $600,000, as of December 31, 2001.

     The primary investing activities of Florida Savings are the origination of loans and the purchase of securities. For the year ended December 31, 2001, Florida Savings originated $37.0 million of loans and purchased $3.5 million of securities. In 2000, Florida Savings originated $35.0 million of loans and purchased no securities.

     Financing activities consist primarily of activity in deposit accounts, Federal Home Loan Bank advances and other borrowings. Florida Savings experienced a net increase in total deposits of $8.2 million and $21.9 million for the years ended 2001 and 2000, respectively. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by Florida Savings and its local competitors and other factors. Florida Savings generally manages the pricing of its deposits to be competitive and to increase core deposit relationships. Occasionally, Florida Savings offers promotional rates on certain deposit products in order to attract deposits. At December 31, 2001 and 2000, Federal Home Loan Bank advances were $2.0 million. During 2000, Federal Home Loan Bank funded a single long-term advance to Florida Savings to assist with liquidity. During 2001, other borrowings increased by $1.3 million due to a $600,000 draw on Florida Savings Bancorp's line of credit and a $700,000 increase in construction loans to FSB Development.


     At December 31, 2001, Florida Savings had no outstanding commitments to originate loans. Loan commitments have, in recent periods, been funded through liquidity or through Federal Home Loan Bank borrowings. Certificates of deposit that are scheduled to mature in one year or less from December 31, 2001 totaled $28.2 million. Management believes, based on past experience, that a significant portion of those deposits will remain with Florida Savings. Based on the foregoing, Florida Savings considers its liquidity and capital resources sufficient to meet its outstanding short-term and long-term needs.

     Florida Savings is subject to various regulatory capital requirements administered by the Office of Thrift Supervision including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2001, Florida Savings exceeded all of its regulatory capital requirements. Florida Savings is considered "well capitalized" under regulatory guidelines. See "Regulation and Supervision--Federal Savings Institution Regulation--Capital Requirements" and note 14 of the notes to the financial statements.

     The net proceeds from this offering will increase liquidity and capital resources. Over time, the initial level of liquidity may be reduced as net proceeds are used for general corporate purposes, including the funding of lending activities. Florida Savings' financial condition and results of operations should be enhanced by the net proceeds from the offering, which management believes will result in increased net interest-earning assets and net income.

Impact of Accounting Pronouncements

     Derivatives and Hedging Activities. On January 1, 2001, Florida Savings Bancorp adopted SFAS No. 133, "Accounting for Derivatives and Similar Financial Instruments and for Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. SFAS No. 138 amends SFAS Statement No. 133 and No. 137. It is effective for companies that have adopted the provisions of SFAS No. 133 and No. 137 for fiscal quarters beginning after June 15, 2000. Transition provisions contained in SFAS No. 133 provide that at the date of initial application, an entity may transfer any debt security classified as "held-to-maturity" to "available-for-sale" or "trading." The adoption of the statement by Florida Savings Bancorp did not have a material effect on the financial statements of Florida Savings Bancorp. Florida Savings Bancorp did not have any derivative instruments or hedging activities as defined by SFAS No. 133 and SFAS No. 138.

     Business Combinations and Goodwill and Other Intangible Assets. On July 20, 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies the criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

     SFAS No. 142 requires that goodwill and any intangible assets, determined to have an indefinite useful life, that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of SFAS No. 142.

     Florida Savings Bancorp is required to adopt the provisions of SFAS No. 141 immediately. The initial adoption of SFAS No. 141 had no impact on the Florida Savings Bancorp's consolidated financial statements. SFAS No. 142 will be adopted by Florida Savings Bancorp on January 1, 2002. Florida Savings Bancorp currently has no recorded goodwill or intangible assets.

Effect of Inflation and Changing Prices

     The consolidated financial statements and related financial data presented in this prospectus have been prepared following generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation is reflected in the increased cost of Florida Savings' operations. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

                       BUSINESS OF FLORIDA SAVINGS BANCORP

General

     Florida Savings Bancorp is the savings and loan holding company for Florida Savings and directs, plans and coordinates Florida Savings' business activities. In addition, Florida Savings Bancorp transacts business through its other wholly owned subsidiaries, FSB Development Corp., FSB Insurance, Inc., and FSB Properties Corp.

     Florida Savings Bancorp is a community-oriented financial services company dedicated to serving the financial needs of the consumers and businesses in and around Pinecrest and Miami-Dade County, Florida. Florida Savings Bancorp was initially capitalized in 1999 in a successful private offering that raised approximately $7.4 million through the sale of 735,000 shares at $10.00 per share. Since opening in 1999, Florida Savings Bancorp has grown to $63.3 million in assets, $51.2 in net loans and $52.9 million in deposits. Florida Savings Bancorp has shown improvement in operating results since its inception and achieved profitability during the three months ended December 31, 2001.

     As a "unitary thrift holding company" (a holding company of a single thrift) Florida Savings Bancorp will focus on its centerpiece of operations, Florida Savings. At the same time, a part of the future strategy for Florida Savings Bancorp is to potentially create a diversified financial services company based upon permissible activities within current unitary thrift holding company laws. In the future, Florida Savings Bancorp may acquire or organize other operating subsidiaries or it may merge with or acquire other financial institutions and financial services related companies.

     Florida Savings Bancorp plans to provide insurance products, investment and brokerage services, trust services, and real estate related activities through operating subsidiaries. FSB Development Corp acquires property for the purpose of constructing and selling one-to-four family homes in the Pinecrest, Florida area. Since its inception, FSB Development has acquired three properties, one of which was sold prior to development. FSB Development has begun the construction of two luxury estate homes located within the Village of Pinecrest with the intent to sell the properties. Florida Savings Bancorp intends to explore the feasibility and operational potential of other financial services and products during the next eighteen months.

     Florida Savings Bancorp and its subsidiaries currently operate from a sole office located in Pinecrest, Florida.


Operating Strategy

     Florida Savings Bancorp's overall strategy is to establish itself as a leading consumer-oriented diversified financial services company in Miami-Dade County, Florida that delivers products and services designed to meet the needs of individuals and small-to-medium sized businesses in its growing market area.

     To accomplish this objective, Florida Savings provides its customers with:

     o    local decision-making authority;
     o employees who are familiar with the customers' needs, their business environment, and competitive demands; and
     o employees who are able to develop and customize personalized financial solutions that meet the customer's needs.

     As part of Florida Savings Bancorp's community-based approach, it has assembled a board of directors comprised primarily of experienced business people and professionals who actively promote Florida Savings in the community. In addition, Florida Savings Bancorp has attracted experienced personnel who reside in the local area, are knowledgeable about the market area and can provide personalized service. Prior to founding Florida Savings Bancorp, Florida Savings Bancorp's Chairman of the Board and Chief Executive Officer, Bernard Janis, its President and Chief Operating Officer, Robert Bonnet, and a number of members of the board of directors worked together in founding and managing Consumers Savings Bank, a Miami-based savings bank that was sold in 1998 to a multi-billion dollar financial institution.

     Florida Savings will seek to aggressively increase its market share through strategic opening of branches, new products and services and, possibly, acquisitions. In the future, Florida Savings Bancorp may acquire or organize other operating subsidiaries or it may merge with or acquire other financial institutions and financial services related companies. Permissible activities could encompass multi-relational financial products and services for customers, all through operating subsidiaries under one organization and include, among other things, insurance products, investment management services, financial asset management services, trust services, property management services and real estate related activities and services. As part of this strategy, Florida Savings Bancorp will focus on:

     o serving the financial and other banking needs of individuals and small to mid-sized businesses in the market area;
     o providing products and services tailored to the specific needs of Florida Savings Bancorp's customers; and
     o    maintaining high credit quality.

     Florida Savings Bancorp believes that there is an increased current demand for community-based institutions in Florida primarily because of the recent number of takeovers of several Florida banking institutions by larger out-of-state based regional bank holding companies. In many cases where those consolidations have occurred, local boards of directors are dissolved and local management relocated or terminated. In management's view, this situation creates a favorable opportunity for new community-based financial institutions with local boards of directors and local management.

                           BUSINESS OF FLORIDA SAVINGS

General

     The centerpiece of Florida Savings Bancorp's operations is Florida Savings. Florida Savings opened for business on April 26, 1999. Florida Savings' principal business is attracting deposits from the general public and primarily originating loans secured by one- to four- family residential real estate properties located in its market area as well as consumer, commercial real estate and business loans, and to purchase investments. Florida Savings is regulated by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. Bank deposits are federally-insured to the maximum allowable amount by the Federal Deposit Insurance Corporation under the Savings Association Insurance Fund. Florida Savings is a member of the Federal Home Loan Bank System.

     Florida Savings is a community-oriented financial services institution dedicated to serving the financial needs of the consumers and businesses in and around the Village of Pinecrest and Miami-Dade County, Florida. Since opening in 1999, Florida Savings has grown to $61.6 million in assets, $51.7 in net loans and $52.9 million in deposits. Florida Savings has shown consistent improvement in operating results since its inception and achieved profitability on a monthly basis during the months of October, November and December 2001. While currently operating from a single office, Florida Savings received approvals from the Office of Thrift Supervision on August 10, 2001, to open a branch office in the southern end of Miami Beach, Florida and on January 24, 2002, to open a branch office in Miami, Florida. It is anticipated that the Miami branch will open in the second quarter of 2002. Based on preliminary estimates, Florida Savings expects the cost to maintain the Miami branch during its first full year of operation to be approximately $297,000, including salaries for five new employees. Florida Savings expects to fund the expenses relating to the Miami branch from income earned by Florida Savings during the year and may fund the branch expenses from proceeds from the offering. In addition, Florida Savings plans to apply for other branch locations as opportunities arise to support future growth. There are no assurances that additional branches will be established or that the Office of Thrift Supervision will approve additional branch locations.

 Market Area


         Florida Savings' operations are based in Pinecrest, Florida, which is located in Miami-Dade County, the largest county in Florida and the 8th largest county in the United States. Pinecrest, a newly incorporated community established in 1996, is home to more than 19,000 residents and over 700 businesses and is positioned approximately 20 minutes southwest of downtown Miami. Although it was only recently incorporated, Pinecrest is in a well-established, mature residential and commercial area fully supported with commercial centers and major thoroughfares.

         The Miami area is the second largest metropolitan statistical area in the State of Florida with approximately 2.3 million residents as of 2000, a 16.3% increase over the 1990 level. The total percentage of households earning more than $50,000 was 35.04% of the total house holds in 2000 and is projected to grow to 37.30% of the total households in 2005. The Miami-Dade market holds approximately $42 billion of Florida's $227 billion in deposits, or 18.5%.


         The major industries in Miami-Dade County include service, tourism, technology, film and entertainment, and international trade. South
 Florida's economy has also benefitted from the increasing presence of high technology companies that specialize in manufacturing, electronics, computers, and defense industries. The international trade sector of Miami-Dade is supported by dozens of international trade offices, bi-national chambers of commerce and foreign consulates.

         As a result of the combination of the high quality of life and the stable economic environment, Miami-Dade County continues to attract residents and businesses, thereby positioning Florida Savings to take advantage of the expected growth in its market area.

 Competition

         Florida Savings faces intense competition for the attraction of deposits and origination of loans in its primary market area. Its most direct competition for deposits has come from the several commercial and savings banks operating in Florida Savings' primary market area and, to a lesser extent, from other financial institutions, such as brokerage firms, credit unions and insurance companies. While those entities still provide a source of competition for deposits, Florida Savings currently faces significant competition for deposits from the mutual fund industry as customers seek alternative sources of investment for their funds. Florida Savings also faces significant competition for investors' funds from their direct purchase of short-term money market securities and other corporate and government securities. While Florida Savings' faces competition for loans from the significant number of financial institutions, primarily savings banks and commercial banks in its market area, its most significant competition comes from other financial service providers, such as the mortgage companies and mortgage brokers operating in its primary market area. Additionally, competition may increase as a result of the lifting of restrictions on the interstate operations of financial institutions and due to the increasing trend for nondepository financial service companies entering the financial services market, such as insurance companies, securities companies and specialty financial companies. Competition for deposits and the origination of loans may limit Florida Savings' growth in the future.

 Lending Activities

         General. The types of loans that Florida Savings may originate are governed by federal laws and regulations. Interest rates Florida Savings charges on loans are affected principally by its current asset/liability strategy, the demand for the type of loans being originated, the supply of money available for lending purposes and the rates offered by competitors. All of these factors are affected by general and economic conditions, monetary policies of the federal government, including the Federal Reserve Board, legislative tax policies and governmental budgetary matters.

         Loan Portfolio Analysis. The following table presents the composition of Florida Savings' loan portfolio at the dates indicated. Florida Savings had no concentration of loans exceeding 10% of total loans receivable other than as disclosed below.

                                                           At December 31,
                                             -------------------------------------------
                                                     2001                    2000
                                             -------------------     -------------------
                                                         Percent                Percent
                                              Amount    of Total      Amount    of Total
                                             -------    --------     -------    --------
                                                        (Dollars in thousands)
Real estate loans:
   One- to four-family ....................  $29,172      56.65%     $27,412       65.32%
   Commercial real estate .................    8,090       15.71       5,697       13.58
   Construction ...........................    1,897        3.69         664        1.58
                                             -------                 -------
     Total real estate loans ..............   39,159       76.05      33,773       80.48

Consumer and other loans:
   Home equity loans ......................    6,836       13.28       3,990        9.51
   Other ..................................    2,899        5.63       1,251        2.98
                                             -------                 -------
     Total consumer loans .................    9,735       18.91       5,241       12.49

Commercial business loans .................    2,598        5.04       2,950        7.03
                                             -------                 -------
     Total loans ..........................   51,492     100.00%      41,964      100.00%

Less:
   Deferred loan origination fees
     and discounts ........................     (308)                   (300)
   Allowance for loan losses ..............      598                     280
                                             -------                 -------
     Total loans, net .....................  $51,202                 $41,984
                                             =======                 =======

         The following table presents certain information at December 31, 2001 regarding the dollar amount of loans maturing in Florida Savings' portfolio based on their contractual terms to maturity or scheduled amortization, but does not include potential prepayments.

                                                                        At December 31, 2001
                                             ---------------------------------------------------------------------------
                                            One- to
                                              Four-    Commercial                     Consumer     Commercial     Total
                                             Family    Real Estate    Construction    and Other     Business      Loans
                                            -------    -----------    ------------    ---------    ----------    -------
                                                                           (In thousands)
Amounts due in:
   One year or less ....................... $     -         $  970          $1,715       $2,021        $1,891    $ 6,597
   More than one year to three years ......       -            547             153          122           514      1,336
   More than three years to five years ....     783          2,693               -          588           193      4,257
   More than five years to 10 years .......   1,076          3,097              29          147             -      4,349
   More than 10 years to 15 years .........   2,056            783               -        6,662             -      9,501
   More than 15 years .....................  25,257              -               -          195             -     25,452
                                            -------         ------          ------       ------        ------    -------
     Total amount due ..................... $29,172         $8,090          $1,897       $9,735        $2,598    $51,492
                                            =======         ======          ======       ======        ======    =======

         Scheduled contractual principal repayments of loans do not reflect the actual life of the loans. The average life of a loan is substantially less than its contractual term because of prepayments. The average life of a mortgage loan tends to increase, however, when current mortgage loan market rates are substantially higher than rates on existing mortgage loans and, conversely, tends to decrease when rates on existing mortgage loans are substantially higher than current mortgage loan market rates.

         The following table sets forth at December 31, 2001 the dollar amount of all loans contractually due after December 31, 2002, which have fixed interest rates and floating or adjustable interest rates.

                                                           Due After December 31, 2002
                                                    ---------------------------------------
                                                      Fixed        Adjustable        Total
                                                    ---------     ------------      -------
                                                                 (In thousands)
Real estate loans:
   One- to four-family ............................  $6,197          $22,975        $29,172
   Commercial real estate .........................   2,420            4,700          7,120
   Construction ...................................       -              182            182
                                                     ------          -------        -------
   Total real estate loans ........................   8,617           27,857         36,474

Consumer and other loans:
   Home equity loans and lines of credit ..........       -            6,835          6,835
   Other ..........................................     654              225            879
                                                     ------          -------        -------
     Total consumer loans .........................     654            7,060          7,714

Commercial business loans .........................     160              547            707
                                                     ------          -------        -------
     Total loans ..................................  $9,431          $35,464        $44,895
                                                     ======          =======        =======

          One- to Four-Family Real Estate Loans. Florida Savings' primary lending activity is the origination of loans secured by one- to four-family residences located in its market area. Florida Savings offers several fixed- and adjustable-rate mortgage loan products. Of the one- to four-family loans outstanding on December 31, 2001, approximately 21.24% were fixed-rate mortgage loans and approximately 78.76% were adjustable-rate loans. Florida
Savings generally holds all one- to four-family loans in its portfolio for long-term investment; however, such loans may be sold from time to time. The determination of whether to sell loans is determined periodically by management in response to changes in prevailing market interest rates and liquidity needs.

         Florida Savings currently offers adjustable-rate mortgage loans which adjust every one, three or five years with terms of up to 30 years. The maximum amount by which the interest rate may be increased or decreased in a given period on adjustable-rate mortgage loans is generally 2% per year and the lifetime interest rate cap is generally 6% over the initial interest rate of the loan. Florida Savings qualifies the borrower based on the borrower's ability to repay the adjustable-rate mortgage loan based on the maximum interest rate at the first adjustment. Florida Savings does not originate negative amortization loans. The terms and conditions of the adjustable-rate mortgage loans offered by Florida Savings, including the index for interest rates, may vary from time to time. Florida Savings believes that the annual adjustment feature of its adjustable-rate mortgage loans also provides flexibility to meet competitive conditions as to initial rate concessions while limiting the duration of the initial rate concession.

          Adjustable-rate mortgage loans help reduce Florida Savings' exposure to changes in interest rates. There are, however, unquantifiable credit risks resulting from the potential of increased costs due to changed rates to be paid by the borrower. It is possible that during periods of rising interest rates the risk of default on adjustable-rate mortgage loans may increase as a result of repricing and the increased payments required by the borrower. In addition, although adjustable-rate mortgage loans allow Florida Savings to increase the sensitivity of its asset base to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits. Because of these considerations Florida Savings can give no assurance that yields on adjustable-rate mortgage loans will be sufficient to offset increases in Florida Savings' cost of funds during periods of rising interest rates. Florida Savings believes these risks, which have not had a material adverse effect on Florida Savings to date, generally are less than the risks associated with holding fixed-rate loans in its portfolio in a rising interest rate environment.


          Florida Savings also originates fixed-rate fully amortizing one- to four-family loans with maturities of 30 years. The loan fees charged, interest rates and other provisions of Florida Savings' mortgage loans are determined by Florida Savings on the basis of its own pricing criteria and market conditions. Florida Savings offers mortgage loans that conform to Fannie Mae and Freddie Mac guidelines, as well as jumbo loans in excess of $275,000.

          Florida Savings' residential mortgage loans typically do not exceed 80% of the appraised value of the property. Florida Savings' lending policies permit Florida Savings to lend up to 95% of the appraised value of the property; however, Florida Savings generally requires private mortgage insurance on the portion of the principal amount that exceeds 80% of the appraised value of the property.

          Florida Savings also requires fire, casualty, title, hazard insurance and, if appropriate, flood insurance be maintained on all properties securing real estate loans made by Florida Savings. An independent state-certified appraiser generally appraises all properties.

         Commercial Real Estate Loans. Florida Savings originates mortgage loans for the acquisition and refinancing of commercial real estate properties. Commercial real estate loans are fully amortizing loans that are generally originated with variable rates, typically with terms of 5 to 15 years. Fixed rate loans typically have terms of 5 to 10 years. The interest on variable-rate loans adjusts at either one, three or five year intervals. Florida Savings' commercial real estate loans are generally secured by office, retail and owner occupied properties most of which are located in Florida Savings' primary market area.

         Commercial real estate lending affords Florida Savings an opportunity to receive interest at rates higher than those generally available from one- to four-family residential lending. However, loans secured by these properties usually are greater in amount and are more difficult to evaluate and monitor and, therefore, involve a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by income producing properties are often dependent on the successful operation and management of the properties, repayment of these loans may be affected by adverse conditions in the real estate market or the economy. Florida Savings seeks to minimize these risks by generally limiting the maximum loan-to-value ratio to 75% for multi-family and commercial real estate loans and by strictly scrutinizing the financial condition of the borrower, the cash flow of the project, the quality of the collateral and the management of the property securing the loan. Florida Savings also generally obtains loan guarantees from financially capable parties based on a review of personal financial statements.

         Residential Construction Loans. Florida Savings originates construction loans to individuals for the construction of one- to four-family residences. Florida Savings' residential construction loans generally provide for the payment of interest only during the construction phase, which is usually between 12 and 18 months. At the end of the construction phase, the loan is matured or converts to a permanent mortgage loan. Permanent loans can be made with a maximum loan to value ratio of 95%, provided that the borrower obtains private mortgage insurance on the loan if the loan balance exceeds 80% of the appraised value or sales price, whichever is less, of the secured property. Florida Savings will also originate residential construction loans to builders with which Florida Savings has an established relationship. Construction/permanent loans to individuals are generally made on the same terms as Florida Savings' one- to four-family mortgage loans. At December 31, 2001, the largest outstanding residential construction loan commitment was for $608,000 of which $204,000 was outstanding. This loan was performing according to its terms at December 31, 2001.

         Before making a commitment to fund a construction loan, Florida Savings requires an appraisal of the property by an independent licensed appraiser. Florida Savings also reviews and inspects each property before disbursement of funds during the term of the construction loan. Loan proceeds are disbursed after each stage of work is completed. The final 10% of the loan is held until the house is completed.

          Construction lending generally involves a higher degree of risk than single-family permanent mortgage lending because of the greater potential for disagreements between borrowers and builders and the failure of builders to pay subcontractors. Additional risk often exists because of the inherent difficulty in estimating both a property's value and the estimated cost of the property. If the estimate of construction cost proves to be inaccurate, Florida Savings may be required to advance funds beyond the amount originally committed to protect the value of the property. If the estimate of value upon completion proves to be inaccurate, Florida Savings may be confronted with a property whose value is insufficient to assure full repayment.

          Consumer Loans. Florida Savings' consumer loans consist primarily of home equity lines of credit and fully amortized home equity loans, all of which are secured by owner-occupied one- to four-family residences, as well as automobile loans. The underwriting standards employed by Florida Savings for home equity loans and lines of credit include a determination of the applicant's credit history, an assessment of the applicant's ability to meet existing obligations and payments on the proposed loan and the value of the collateral securing the loan.

         Florida Savings also offers various other consumer loans, including personal signature loans, loans secured by various personal property and loans generally secured by a passbook account, a certificate of deposit or marketable securities.

         Consumer loans entail greater risk than do residential mortgage loans, particularly in the case of loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In these cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections depend on the borrower's continuing financial stability, and are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

         Commercial Business Loans. Florida Savings originates commercial business loans primarily in its primary market area to a variety of professionals, sole proprietorships and small businesses. Florida Savings offers a variety of commercial lending products, including term loans for fixed assets and working capital and revolving lines of credit. Commercial business loans are generally offered with adjustable interest rates and with terms of up to five years. Business lines of credit have adjustable rates of interest and are payable on demand, subject to annual review and renewal.

         In making commercial business loans, Florida Savings considers the financial statements of the borrower, Florida Savings' lending history with the borrower, the debt service capabilities of the borrower, the projected cash flows of the business and the value of the collateral. Commercial business loans are generally secured by a variety of collateral, primarily equipment, assets and accounts receivable, and are generally supported by personal guarantees. Florida Savings also makes unsecured commercial loans. Unsecured commercial loans are generally offered with floating interest rates and terms of up to two years and are generally limited to $750,000. Approximately 6.7% of Florida Savings loan portfolio is comprised of unsecured commercial loans.

         Unlike mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

         In February 2001, a $450,000 commercial business loan in Florida Savings' portfolio became delinquent. The loan is secured by insurance proceeds assigned by the borrower and additional collateral in the form of certain real estate and equity securities of the borrower. The guarantor of the loan is seeking Chapter 11 bankruptcy protection. Currently, Florida Savings is in the first lien position on six condominium units, which comprise part of the additional collateral. Assuming the successful sale of these condominium units as evidenced by recent sales within the condominium project, Florida Savings anticipates receiving proceeds from such sales sufficient to pay down approximately 50% of the outstanding balance on this loan. Management continues to work closely with legal counsel to determine what appropriate actions are to be taken regarding this loan; however, the loan is likely to remain in workout status for several months. In September 2001, Florida Savings recognized a specific reserve in the allowance for loan loss of $225,000 on this loan, and it currently believes the total allowance for loan loss remains adequate.

          Loans to One Borrower. The maximum amount that Florida Savings may lend to one borrower is limited by regulation. At December 31, 2001, Florida Savings' regulatory limit on loans to one borrower was $890,000. At that date, Florida Savings' largest credit exposure to one borrower, including the borrower's related interests, totaled $750,000 and consisted of one real estate loan. This loan had an outstanding balance of $750,000 at December 31, 2001. In addition, three other borrowers had real estate loans or available lines of credit of $750,000 each. These loans were performing according to their original terms at December 31, 2001.

          Loan Approval Procedures and Authority. The board of directors establishes the lending policies and loan approval authorities of Florida Savings. Loan underwriting includes credit evaluation under Florida Savings' underwriting standards and loan origination procedures prescribed by the board of directors and management. One-to four-family residential first mortgage loans are generally underwritten according to Freddie Mac/Fannie Mae guidelines. Loan applications are obtained from borrowers to determine the borrower's ability to repay, and the more significant items on these applications are verified through the use of credit reports, financial statements and confirmations. If necessary, additional financial information may be required. The loan policy for real estate loans generally require that an independent, outside appraiser approved by the board of directors appraise collateral. Additionally, for proposed mortgage loans, title insurance and hazard and flood insurance must be obtained prior to closing. Borrowers generally are required to make payments to a mortgage escrow account for the payment of real estate taxes.

         Loans are approved at various management levels up to and including the board of directors, depending on the loan classification and the amount of the loan. Loan approvals are made in accordance with a schedule of delegated authority approved by the board of directors. Approved loans are reported to the board of directors.

         Loan Originations, Purchases and Sales. Florida Savings originates both adjustable-rate and fixed-rate one- to four-family mortgage loans, home equity loans, commercial real estate loans, construction and development loans, residential lot loans, consumer loans and commercial business loans. Florida Savings' lending activities are currently conducted primarily by its loan personnel operating at its one location as well as through a network of wholesale mortgage loan brokers and other financial institutions approved by Florida Savings. All loans originated by Florida Savings are underwritten to Florida Savings' policies and procedures and generally, are originated for investment with the exception of longer term fixed-rate one- to four-family mortgage loans. Currently, the general position of Florida Savings is to sell substantially all of the one- to four-family fixed-rate mortgage loans into the secondary market and to retain the majority of adjustable-rate one- to four-family mortgage loans originated. However, from time to time, Florida Savings may retain fixed-rate mortgage loans with terms over fifteen years depending on the asset quality and the interest rate risk position of Florida Savings. The one- to four-family loan products currently originated for sale by Florida Savings include a variety of mortgage loans which conform to the underwriting standards of Fannie Mae, Freddie Mac and other secondary market investors which Florida Savings is approved by. While Florida Savings originates a variety of loans, its ability to originate loans is dependent upon demand for loans in the market in which it serves. The applicable local economies and the interest environment affect demand.

         Loan originations are developed from continuing business throughout the community with existing or past depositors and borrowers, Realtors, mortgage brokers, walk-in and call-in customers, builders, professionals and personal contacts. Advertisement in the local community newspapers is used regularly along with mass mailers. Also, Florida Savings has, from time to time, purchased participation interests in various types of mortgage loans from local financial institutions. Any participation interest purchased must meet Florida Savings' own underwriting standards.

The following table presents total loans originated, purchased, repaid and sold during the periods indicated.

                                                              Year Ended December 31,
                                                         -------------------------------
                                                               2001         2000
                                                             -------      -------
                                                                 (In thousands)
Loans receivable at beginning of period .................... $41,964      $12,662

Originations:
   Real estate loans:
     One- to four-family ...................................  14,052       18,568
     Commercial real estate ................................   4,264        4,995
     Construction ..........................................   3,492          787
                                                             -------      -------
          Total real estate loans ..........................  21,808       24,350

   Consumer and other loans:
     Home equity loans and lines of credit .................   9,915        5,150
     Other .................................................   2,968        1,411
                                                             -------      -------
          Total consumer loans .............................  12,883        6,561
   Commercial business loans ...............................   2,315        4,068
                                                             -------      -------
          Total loans ......................................  37,006       34,979
Loans purchased ............................................     395        1,583

Deduct:
        Transfer of mortgage loans to foreclosed
             real estate ...................................       -            -
        Principal repayments ...............................  20,951        5,442
        Loans sold .........................................   6,922        1,818
        Loans securitized ..................................       -            -
                                                             -------      -------
Net loan activity ..........................................   9,528       29,302
                                                             -------      -------
Loans receivable at end of period .......................... $51,492      $41,964
                                                             =======      =======

         Loan Fees. In addition to interest earned on loans, Florida Savings receives income from fees on loan originations, loan modifications, prepayment penalties, late payments and for miscellaneous services related to its loans. Income from these activities varies from period to period depending upon the volume and type of loans made and competitive conditions.

         Nonperforming Assets and Delinquencies. Management informs the board of directors periodically of the amount of loans delinquent more than 60 days, all loans in foreclosure, and all foreclosed and repossessed property that Florida Savings owns.

         Florida Savings ceases accruing interest on mortgage loans when principal or interest payments are delinquent 90 days or more. Once the accrual of interest on a loan is discontinued, all interest previously accrued is reversed against current period interest income if management determines that interest is uncollectible. No additional interest is accrued on the loan until the collection of both principal and interest becomes reasonably certain. At December 31, 2001, Florida Savings had non-performing assets of $954,000. There were no nonperforming assets at December 31, 2000.

         In February 2001, a $450,000 commercial business loan in Florida Savings' portfolio became delinquent. The loan is secured by insurance proceeds assigned by the borrower and additional collateral in the form of certain real estate and equity securities of the borrower. The guarantor of the loan is seeking Chapter 11 bankruptcy protection. Currently, Florida Savings is in the first lien position on six condominium units, which comprise part of the additional collateral. Assuming the successful sale of these condominium units as evidenced by recent sales within the condominium project, Florida Savings anticipates receiving proceeds from such sales sufficient to pay down approximately 50% of the outstanding balance on this loan. Management continues to work closely with legal counsel to determine what appropriate actions are to be taken regarding this loan; however, the loan is likely to remain in workout status for several months. In September 2001, Florida Savings recognized a specific reserve in the allowance for loan loss of $225,000 on this loan, and it currently believes the total allowance for loan loss remains adequate. In addition, at December 31, 2001, $225,000 of this loan was classified as substandard. See "--Asset Classification."


         The following table sets forth the delinquencies in Florida Savings' loan portfolio as of the dates indicated.


                                                           At December 31,
                                ----------------------------------------------------------------------------------
                                                 2001                                         2000
                                ---------------------------------------  -----------------------------------------
                                    60-89 Days       90 Days or More         60-89 Days         90 Days or More
                                ------------------  ------------------   ------------------   --------------------
                                Number   Principal  Number   Principal   Number   Principal   Number    Principal
                                  of    Balance of    of    Balance of    of     Balance of     of     Balance of
                                Loans      Loans    Loans     Loans      Loans     Loans      Loans      Loans
                                ------  ----------  ------  ----------   -----   ----------   ------   ----------
Real estate loans:
   One- to four-family........       -        $ -        3       $ 504                 $ -         -         $ -
   Commercial real estate.....       -          -       -           -        -           -         -           -
   Construction...............       -          -       -           -        -           -         -           -
                                  ----        ----    ----       -----    ----        ----      ----        ----
   Total real estate loans....       -          -        3         504       -           -         -           -

Consumer and other loans:
   Home equity loans and
     lines of credit..........       1          24      -           -        -           -         -           -
   Other......................       -          -       -
                                  ----        ----    ----       -----    ----        ----      ----        ----
     Total consumer loans.....       1          24      -           -        -           -         -

Commercial business loans.....       -          -        1         450       -           -         -           -
                                  ----        ----    ----       -----    ----        ----      ----        ----
     Total loans..............       1        $ 24       4       $ 954       -         $ -         -         $ -
                                  ====        ====    ====       =====    ====        ====      ====        ====
Delinquent loans to total
   loans......................       -        0.05%     -         1.85%      -           -         -           -

         Interest income that would have been recorded for the year ended December 31, 2001 had nonaccruing loans been current according to their original terms amounted to approximately $44,000. Interest related to these loans was not included in interest income for the year ended December 31, 2001.

        Real Estate Owned and Other Repossessed Assets. Real estate that Florida Savings acquires through foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until sold. When property is acquired it is recorded at fair market value at the date of foreclosure if the fair market value is less than book value, establishing a new cost basis. At September 30, 2001, Florida Savings had no real estate owned and no repossessed personal property.

        Asset Classification. Federal banking regulators have adopted various regulations and practices regarding problem assets of savings institutions. Under such regulations, examiners have authority to identify problem assets during examinations and, if appropriate, require them to be classified.

        There are three classifications for problem assets: substandard, doubtful and loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. If an asset or portion thereof is classified as loss, the insured institution establishes specific allowances for loan losses for the full amount of the portion of the asset classified as loss. All or a portion of general loan loss allowances established to cover probable losses related to assets classified substandard or doubtful can be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses generally do not qualify as regulatory capital. Assets that do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated "special mention." Florida Savings monitors "special mention" assets.

     The following table presents classified assets at December 31, 2001.

                                             Loss                 Doubtful              Substandard             Special Mention
                                      --------------------   --------------------   ---------------------    ---------------------
                                       Number    Principal    Number    Principal   Number of   Principal    Number of   Principal
                                      of Loans    Balance    of Loans    Balance      Loans      Balance       Loans      Balance
                                      --------   ---------   --------   ---------   ---------   ---------    ---------   ---------
                                                                   (Dollars in thousands)
Real estate loans:
   One- to four-family .............     -       $  -           -        $  -        -          $   -           3        $504
   Commercial real estate ..........     -          -           -           -        -              -           -           -
   Construction ....................     -          -           -           -        -              -           -           -
                                      -----      -----       -----       -----     -----        ------       -----       -----
        Total real estate loans ....     -          -           -           -        -              -           3         504

Consumer and other loans:
   Home equity loans and lines of
     credit ........................     -          -           -           -        -              -           -           -
   Other ...........................     -          -           -           -        -              -           -           -
                                      -----      -----       -----       -----     -----        ------       -----       -----
        Total consumer loans .......     -          -           -           -        -              -           -           -

Commercial business loans ..........     -          -           -           -        1            225           -           -
                                      -----      -----       -----       -----     -----        ------       -----       -----
     Total loans ...................     -       $  -           -        $  -        1          $ 225           3        $504
                                      =====      =====       =====       =====     =====        ======       =====       =====

     Allowance for Loan Losses. In originating loans, Florida Savings recognizes that losses will be experienced on loans and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan. Florida Savings maintains an allowance for loan losses to absorb losses inherent in the loan portfolio. The allowance for loan losses represents management's estimate of probable losses based on information available as of the date of the financial statements. The allowance for loan losses is based on management's evaluation of the collectibility of the loan portfolio, including past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

     At December 31, 2001, Florida Savings had an allowance for loan losses of $599,000. Although management believes that it uses the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while Florid a Savings believes it has established its existing allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing Florida Savings' loan portfolio, will not request Florida Savings to increase its allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect Florida Savings' financial condition and results of operations.

     In February 2001, a $450,000 commercial business loan in Florida Savings' portfolio became delinquent. The loan is secured by insurance proceeds assigned by the borrower and additional collateral in the form of certain real estate and equity securities of the borrower. The guarantor of the loan is seeking Chapter 11 bankruptcy protection. Currently, Florida Savings is in the first lien position on six condominium units, which comprise part of the additional collateral. Assuming the successful sale of these condominium units as evidenced by recent sales within the condominium project, Florida Savings anticipates receiving proceeds from such sales sufficient to pay down approximately 50% of the outstanding balance on this loan. Management continues to work closely with legal counsel to determine what appropriate actions are to be taken regarding this loan; however, the loan is likely to remain in workout status for several months. In December 2001, Florida Savings recognized a specific reserve in the allowance for loan loss of $225,000 on this loan, and it currently believes the total allowance for loan loss remains adequate.

     The following table sets forth activity in Florida Savings' allowance for loan losses for the specified periods.

                                                                          At or for the Year Ended
                                                                                 December 31,
                                                                          ------------------------
                                                                             2001           2000
                                                                          -----------    ---------
                                                                          (Dollars in thousands)
Allowance for loan losses, beginning of period ..........................   $ 280         $ 150

Charged-off loans:
   Real estate ..........................................................       -             -
   Consumer .............................................................       -             -
   Consumer .............................................................       -             -
   Commercial ...........................................................       -             -
                                                                            ------        ------
     Total charged-off loans ............................................       -             -

Recoveries on loans previously charged off:
   Real estate ..........................................................       -             -
   Consumer .............................................................       -             -
   Commercial ...........................................................       -             -
                                                                            ------        ------
     Total recoveries ...................................................       -             -
                                                                            ------        ------
     Net charge-offs ....................................................       -             -
   Provision for loan losses ............................................     319           130
                                                                            ------        ------
   Allowance for loan losses, end of period .............................   $ 599         $ 280
                                                                            ======        ======
   Allowance for loan losses as a percentage of total loans .............    1.16%        0.67%
   Allowance for loan losses a percentage of nonperforming loans ........   62.79%            -
   Recoveries to charge-offs ............................................       -             -

     The following table presents the approximate allocation of the allowance for loan losses by loan category at the dates indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not indicative of future losses and does not restrict the use of any of the allowance to absorb losses in any category.

                                                                             At December 31,
                                 --------------------------------------------------------------------------------------------------
                                                   2001                                                    2000
                                 -----------------------------------------------    -----------------------------------------------
                                              Percent of      Percent of Loans                   Percent of       Percent of Loans
                                 Allowance    Allowance to     in Each Category      Allowance   Allowance to     in Each Category
                                  Amount     Total Allowance    to Total Loans        Amount     Total Allowance    to Total Loans
                                 ---------   ---------------   -----------------     ----------  ---------------  -----------------
Real estate ....................  $ 303           50.58%           76.05%             $ 227        81.07%          80.48%
Commercial .....................    254           42.41             5.04                 36        12.86            7.03
Consumer .......................     27            4.51            18.91                 15         5.36           12.49
Unallocated ....................     15            2.50                                   2         0.71
                                  -----          ------                               -----       ------
Total allowance
   for loan losses .............  $ 599          100.00%                              $ 280       100.00%
                                  =====          ======                               =====       ======

Investment Activities

     Florida Savings invests in various types of liquid assets, including U.S. Government obligations, securities of various federal agencies and of state and municipal governments, deposits at the Federal Home Loan Bank, certificates of deposit of federally insured institutions, certain bankers' acceptances and federal funds. Within certain regulatory limits, Florida Savings may also invest a portion of its assets in commercial paper and corporate debt securities. Savings institutions like Florida Savings are also required to maintain an investment in Federal Home

Loan Bank stock. Florida Savings is required under federal regulations to maintain a minimum amount of liquid assets.

     Florida Savings does not currently use or maintain a trading account. Debt and equity securities are classified as "available for sale." These securities are reported at fair value, and unrealized gains and losses on the securities are excluded from earnings and reported, net of deferred taxes, as a separate component of equity. At September 30, 2001, all of Florida Savings' mortgage-backed securities and investment securities were classified as "available for sale."

     All of Florida Savings' investment securities carry market risk insofar as increases in market rates of interest may cause a decrease in their market value. They also carry prepayment risk insofar as they may be called before maturity in times of low market interest rates, so that Florida Savings may have to invest the funds at a lower interest rate. Florida Savings' investment policy does not permit engaging directly in hedging activities or purchasing high risk mortgage derivative products. Investments are made based on certain considerations, which include the interest rate, yield, settlement date and maturity of the investment, Florida Savings' liquidity position, and anticipated cash needs and sources. The effect that the proposed investment would have on Florida Savings' credit and interest rate risk and risk-based capital is also considered. Florida Savings purchases investment securities to provide necessary liquidity for day-to-day operations. Florida Savings may purchase investment securities when investable funds exceed loan demand.

     All of Florida Savings' mortgage-backed securities are issued or guaranteed by agencies of the U.S. Government. Accordingly, they carry lower credit risk than mortgage-backed securities of a private issuer. However, mortgage-backed securities still carry market risk, the risk that increases in market interest rates may cause a decrease in market value, and prepayment risk, the risk that the securities will be repaid before maturity and that Florida Savings will have to reinvest the funds at a lower interest rate.

     At December 31, 2001, Florida Savings Bancorp did not own any securities, other than U.S. Government and agency securities, that had an aggregate book value in excess of 10% of Florida Savings Bancorp's shareholders' equity at that date.

     The following table sets forth certain information regarding the amortized cost and fair value of Florida Savings' securities at the dates indicated.

                                                                         At December 31,
                                                           --------------------------------------------
                                                                 2001                      2000
                                                           -------------------     --------------------
                                                            Amortized    Fair      Amortized      Fair
                                                              Cost       Value        Cost        Value
                                                           -----------  ------     ---------     -------
                                                                      (In thousands)
Marketable securities available-for-sale:
     U.S. government and agency
          obligations ....................................   $ 623       $ 624      $ 3,371      $ 3,381
                                                           -------     -------      -------      -------
   Mortgage-backed securities available-for-sale:

     FHLMC ...............................................   2,150       2,140        1,252        1,230
     FNMA ................................................     995       1,003        1,815        1,822
                                                           -------     -------      -------      -------
          Total mortgage-backed securities
             available-for-sale ..........................   3,145       3,143        3,067        3,052
        Net unrealized losses on
          all securities .................................      (1)          -           (5)           -
                                                           -------     -------      -------      -------
          Total securities ............................... $ 3,767     $ 3,767      $ 6,433      $ 6,433
                                                           =======     =======      =======      =======

     The table below sets forth certain information regarding the carrying value, weighted-average yields and contractual maturities of Florida Savings' securities as of December 31, 2001.


                                                                     At December 31, 2001
                              ------------------------------------------------------------------------------------------------------
                                                     More than One        More than Five
                                                          Year                 Years           More than Ten
                                One Year or Less     to Five Years        to Ten Years             Years               Total
                              -------------------  ------------------  -------------------  -------------------  -------------------
                                         Weighted            Weighted             Weighted             Weighted             Weighted
                              Carrying   Average   Carrying  Average   Carrying    Average  Carrying    Average  Carrying   Average
                               Value      Yield     Value     Yield     Value      Yield     Value       Yield    Value      Yield
                              --------   --------  --------  --------  --------   --------  --------   --------  --------   --------
                                                                      (Dollars in thousands)

Available-for-sale
 securities:
   Obligations of the U.S.
      Treasury..............    $  --        --%      $ --      --%      $ 125      5.95%    $  499      6.50%    $  624      6.39%

   Mortgage-backed
      securities............       --        --         --      --          --        --      3,143      5.30      3,143      5.50
                                -----      ----      -----    ----       -----      ----     ------      ----      -----      ----

     Total securities at
      fair value............    $  --        --%      $ --      --%      $ 125      5.95%    $3,642      5.46%     3,767      5.65%
                                =====      ====      =====    ====       =====      ====     ======      ====      =====      ====


Deposit Activities and Other Sources of Funds

     General. Deposits are the major external source of funds for Florida Savings' lending and other investment activities. In addition, Florida Savings also generates funds internally from loan principal repayments and prepayments and maturing investment securities. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and money market conditions. Florida Savings may use borrowings from the Federal Home Loan Bank of Atlanta to compensate for reductions in the availability of funds from other sources.

     Deposit Accounts. Nearly all of Florida Savings' depositors reside in Florida. Florida Savings offers a wide variety of deposit accounts with a range of interest rates and terms. Florida Savings' deposit accounts consist of interest-bearing checking, noninterest-bearing checking, passbook savings and statement savings accounts, money market and certificates of deposit. In addition, Florida Savings offers interest on trust accounts and retirement accounts, including IRAs and simplified employee pension plan accounts. Deposit account terms vary with the principal differences being the minimum balance deposit, early withdrawal penalties, limits on the number of transactions and the interest rate.

     Florida Savings believes it is competitive in the interest rates it offers on its deposit products. Florida Savings determines the rates paid based on a number of factors, including rates paid by competitors, Florida Savings' need for funds and cost of funds, borrowing costs and movements of market interest rates. Florida Savings does not currently use brokers to obtain deposits and at December 31, 2001 had no brokered deposits.

     The following table presents the deposit activity of Florida Savings for the periods indicated.

                                                 Year Ended December 31,
                                                 -----------------------
                                                    2001          2000
                                                 ---------     ---------
                                                      (In thousands)
Beginning balance.........................       $ 44,712      $ 22,796
Increase before interest credited.........          5,625        20,048
Interest credited.........................          2,526         1,868
                                                 --------      --------
Net increase..............................          8,151        21,916
                                                 --------      --------

Ending balance............................       $ 52,863      $ 44,712
                                                 ========      ========

         The following table indicates the amount of Florida Savings' jumbo wholesale certificates and retail certificates of deposits with principal balances of $100,000 or more by time remaining until maturity as of December 31, 2001.

                                                      Weighted
                                                       Average
Maturity Period                          Amount         Rate
-------------------------              -----------   ----------
                                        (Dollars in thousands)

Three months or less.................      $ 7,876      5.80%
Over 3 through 6 months..............        3,106      4.67
Over 6 through 12 months.............        3,509      4.31
Over 12 months.......................          601      4.30
                                          --------
   Total.............................     $ 15,092      5.16%
                                          ========      ====


     The following table sets forth the distribution of Florida Savings' accounts for the periods indicated and the weighted average nominal interest rates on each category of deposits presented.

                                                                         At December 31,
                                          -------------------------------------------------------------------------
                                                         2001                                    2000
                                          ----------------------------------     ----------------------------------
                                                       Percent    Weighted                      Percent    Weighted
                                                       of Total    Average                      of Total    Average
                                           Balance     Deposits     Rate           Balance      Deposits     Rate
                                          ---------   ----------  ----------     -----------   ----------  --------
                                                                      (Dollars in thousands)
Noninterest-bearing demand.............    $ 2,853        5.40%         -%          $ 1,967       4.40%         -%
NOW accounts...........................      2,012        3.81       0.68             2,794       6.25       1.86
Passbooks and Club Accounts............     13,232       25.03       2.65             6,499      14.53       4.80
Money market deposit accounts..........      3,447        6.52       1.56             1,958       4.38       5.67
Certificates of deposit that mature:
     Within 12 months..................     28,295       53.52       4.94            28,816      64.45       6.65
     Within 13 to 36 months............      2,458        4.65       4.10             2,495       5.58       6.91
     Beyond 36 months..................        566        1.07       5.43               183       0.41       6.52
                                           -------                                  -------
Total certificates of deposit..........    $31,319       59.24%      4.89%          $31,494      70.44%      6.67%
                                           -------                                  -------
Total deposits.........................    $52,863      100.00%                     $44,712     100.00%
                                           =======                                  =======


     Borrowings. Florida Savings has the ability to use advances from the Federal Home Loan Bank of Atlanta to supplement its supply of lendable funds and to meet deposit withdrawal requirements. The Federal Home Loan Bank of Atlanta functions as a central reserve bank providing credit for savings banks and certain other member financial institutions. As a member of the Federal Home Loan Bank of Atlanta, Florida Savings is required to own capital stock in the Federal Home Loan Bank of Atlanta and is authorized to apply for advances on the security of the capital stock and certain of its mortgage loans and other assets, principally securities that are obligations of, or guaranteed by, the U.S. Government or its agencies, provided certain creditworthiness standards have been met. Advances are made under several different credit programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based on the financial condition of the member institution and the adequacy of collateral pledged to secure the credit. At December 31, 2001, Florida Savings had arranged the ability to borrow a total of approximately $3.7 million from the Federal Home Loan Bank of Atlanta, of which $2.0 million was borrowed at such date. In addition, at December 31, 2001, Florida Savings Bancorp had the ability to borrow a total of $1.5 million from Independent Bankers' Bank of Florida, of which $600,000 was borrowed at such date. This line of credit is secured by the common stock of Florida Savings and may only be used to capitalize Florida Savings.

     The following table presents certain information regarding Florida Savings' borrowed funds at or for the periods ended on the dates indicated:

                                                                       Year Ended December 31,
                                                                       -----------------------
                                                                           2001        2000
                                                                       ----------   ----------
                                                                        (Dollars in thousands)
Federal Home Loan Bank advances and other borrowings:
   Average balance outstanding..................................         $ 3,272     $ 2,363
   Maximum amount outstanding at any month-end
     during the period..........................................           4,542       5,500
   Balance outstanding at end of period.........................           3,292       2,000
   Weighted average interest rate during the period.............            4.03%       6.26%
   Weighted average interest rate at end of period..............            5.37%       5.92%

Personnel

     As of December 31, 2001, Florida Savings Bancorp, on a consolidated basis, had 16 full-time employees, none of whom is represented by a collective bargaining agreement, and no part-time employees. Florida Savings Bancorp believes its relationship with its employees is good.

Properties


     Florida Savings Bancorp currently conducts its business through one full-service banking office located at 8181 Southwest 117 Street, Pinecrest, Florida. This office was opened in 1999 and is subject to a lease, the initial term of which expires September 15, 2003. Florida Savings has three additional three year options, which it can exercise at its sole discretion. At December 31, 2001, future rentals over the remaining noncancellable lease terms are $339,000. Florida Savings received approvals from the Office of Thrift Supervision on August 10, 2001, to open a branch office in the southern end of Miami Beach, Florida and in January 24, 2002, to open a branch office in Miami, Florida. It is anticipated that the Miami branch will open in the second quarter of 2002. Based on preliminary estimates, Florida Savings expects the cost to maintain the Miami branch during its first full year of operation to be approximately $297,000, including salaries for five new employees. Florida Savings expects to fund the expenses relating to the Miami branch from income earned by Florida Savings during the year and may fund the branch expenses from proceeds from the offering.


Legal Proceedings

     Neither Florida Savings Bancorp nor Florida Savings is a party to any pending legal proceedings that either believes would have a material adverse effect on the financial condition or operations of Florida Savings Bancorp or Florida Savings.


                          OTHER SUBSIDIARY ACTIVITIES

     In addition to Florida Savings, Florida Savings Bancorp's subsidiaries include the following:

FSB Development Corp.

     FSB Development acquires property for the purpose of constructing and selling one- to four-family homes. Since its inception as a Florida corporation in January 2000, FSB Development has acquired three properties, one of which was sold prior to development. FSB Development has begun the construction of two luxury estate homes located within the Village of Pinecrest with the intent to sell the properties. Each of these homes will be constructed on a parcel of land up to one acre in size. Florida Savings Bancorp has contributed approximately $790,000 in capital to FSB Development. In addition, FSB Development has approximately $1.4 million in available construction loans which Florida Savings Bancorp fully guarantees. At December 31, 2001, approximately

$692,000 of the construction loans had been utilized by FSB Development. FSB Development's address is 8181 Southwest 117th Street, Pinecrest, Florida.


FSB Insurance Agency, Inc.

     FSB Insurance, incorporated in Florida in June 2000, is currently an inactive subsidiary still in planning stages. FSB Insurance is exploring the possibility of becoming a full service insurance agency dealing in all lines of insurance needs and servicing not only the needs of Florida Savings' customers but the local community as well. FSB Insurance's address is 8181 Southwest 117th Street, Pinecrest, Florida.

FSB Properties Corp.

     FSB Properties Corp. is currently an inactive subsidiary. FSB Properties is a Florida corporation incorporated in June 2001. FSB Properties' address is 8181 Southwest 117th Street, Pinecrest, Florida.


           MANAGEMENT OF FLORIDA SAVINGS BANCORP AND FLORIDA SAVINGS

Directors and Executive Officers of Florida Savings Bancorp

     The board of directors of Florida Savings Bancorp is presently composed of twelve members who are elected for terms of three years, approximately one third of whom are elected annually as required by the Bylaws of Florida Savings Bancorp. The executive officers of Florida Savings Bancorp are appointed annually by the board of directors and serve at the board of directors' discretion. The following table presents information with respect to the directors and executive officers of Florida Savings Bancorp.

                                          Position Held With                                 Director    Term
Name                           Age (1)    Florida Savings Bancorp                              Since    Expires
----                           ------     -----------------------------------------------    --------   -------
Bernard Janis                    76       Chairman of the Board and Chief Executive            1998      2002
                                          Officer
Victor S. Falk                   56       Vice Chairman of the Board                           1998      2004
Robert L. Bonnet                 48       Director, President and Chief Operating Officer      1998      2002
Norman S. Edelcup                66       Director and Senior Vice President, Business         2001      2002
                                          Development
David W. Bianchi                 47       Director                                             1999      2003
Charles E. Cobb                  65       Director                                             1999      2004
Robert E. Gallaher               51       Director                                             2001      2004
Sandra Goldstein                 61       Director                                             2000      2004
Kimberly Green                   30       Director                                             2001      2002
Jack Langer                      64       Director                                             1998      2003
Y. Judd Shoval                   53       Director                                             2001      2003
Gary P. Simon                    52       Director, Assistant Secretary                        1998      2003

----------------------------------------------------
(1) As of December 31, 2001.

Executive Officers of Florida Savings Bancorp Who Are Not Directors

                                     Position Held With
Name                      Age (1)    Florida Savings Bancorp
----                      -------    -------------------------------------------------
David P. Stark              52       Senior Vice President and Chief Financial Officer
Dianna L. Romero            51       Senior Vice President, Corporate Secretary and
                                     Treasurer

------------------------------
(1) As of December 31, 2001.

     The board of directors of FSB Development Corp. are Messrs. Janis, Bonnet, Stark and Langer. The executive officers of FSB Development Corp. are Messrs. Janis, Stark and Bonnet and Ms. Romero.

Directors and Officers of Florida Savings

     The board of directors of Florida Savings is presently composed of eight members who are elected for terms of three years, approximately one third of whom are elected annually as required by the Bylaws of Florida Savings. The executive officers of Florida Savings appointed annually by the board of directors and serve at the board of directors's discretion. The following table presents information with respect to the directors and executive officers of Florida Savings.

                                                                                           Director    Term
Name                   Age(1)   Position Held With Florida Savings                          Since     Expires
------                 ------   -------------------------------------------------          -------    -------
Bernard Janis            76     Chairman of the Board and Chief Executive Officer            1999       2004
Victor S. Falk           56     Vice Chairman of the Board                                   1999       2004
Robert L. Bonnet         48     Director, President and Chief Operating Officer              1999       2002
David W. Bianchi         47     Director                                                     1999       2003
Robert E. Gallaher       51     Director                                                     2001       2004
Sandra Goldstein         61     Director                                                     2000       2004
Jack Langer              64     Director                                                     1999       2003
Gary P. Simon            52     Director                                                     1999       2003

-----------------------------------
(1) As of December 31, 2001


Executive Officers of Florida Savings Who Are Not Directors

Name                  Age (1)   Position Held With Florida Savings
-----                 -------   -------------------------------------------------
David P. Stark           52     Senior Vice President and Chief Financial Officer
Dianna L. Romero         51     Senior Vice President, Corporate Secretary and
                                Treasurer

----------------------------------
(1) As of December 31, 2001.

Biographical Information

     Set forth below is certain information regarding the directors and executive officers of Florida Savings Bancorp and Florida Savings. Unless otherwise stated, each director and executive officer has held his or her current occupation for the last five years. All executive officers are full-time employees. There are no family relationships among or between the directors or executive officers. The business address of each director and executive officer is 8181 Southwest 117th Street, Pinecrest, Florida.

Directors

     Bernard Janis has served as Chairman of the Board and Chief Executive Officer of Florida Savings Bancorp and Florida Savings since 1998 and 1999, respectively. Mr. Janis has held high level positions in the Florida financial institution industry since 1968. Prior to the organization of Florida Savings, he founded Consumers Savings Bank, Miami, Florida, in 1986 and served as Chairman of the Board and Chief Executive Officer from May 1986 until its acquisition by a multi-billion dollar institution in January 1998. Mr. Janis also served as Chairman of the Board of Republic National Bank of Miami from 1968 through 1974. He is active in community affairs and serves on the Board of Directors of the Boys and Girls Club of Miami.

     Victor S. Falk has served as Vice Chairman of the Board of Florida Savings Bancorp and Florida Savings since 1998 and 1999, respectively. Mr. Falk served as Vice President, Secretary and General Counsel of Wometco Cable Corp. prior to his retirement in 1994. Mr. Falk was a director of Consumers Savings Bank from 1989 until 1998.

     David W. Bianchi has served as director of Florida Savings Bancorp and Florida Savings since 1999. He is a partner and trial lawyer with the law firm of Stewart Tilghman Fox & Bianchi, P.A. in Miami, Florida.

     Robert L. Bonnet has served as President and Chief Operating Officer of Florida Savings Bancorp and Florida Savings since 1998 and 1999, respectively and as a director of Florida Savings Bancorp since 1998. Mr. Bonnet has been involved in the savings and loan and banking industry since 1972 in various positions. Most recently, Mr. Bonnet served as Senior Vice President and Chief Lending Officer of Consumers Savings Bank in Miami, Florida from October 1986 until its acquisition by another bank in January 1998. During his eleven years at Consumers Savings Bank, Mr. Bonnet oversaw all aspects of lending and was involved in various operational matters. Mr. Bonnet has taken an active leadership role in the community and has participated in numerous activities and organizations, including Habitat for Humanity of Greater Miami's Board of Directors, FannieMae Miami-Dade Housing Authority Advisory Board, and the Chamber South Board of Directors.

     Charles E. Cobb has served as a director of Florida Savings Bancorp and Florida Savings since 1998 and 1999, respectively. He is the Chief Executive Officer and Senior Managing Director of Cobb Partners Limited, an investment firm with interests in real estate, international trade, resorts and tourism-related businesses. Mr. Cobb has served as a director of LNR Property Corporation, a real estate investment, finance and management company, since 2001 and has served as Chairman of Kirkwood Resort and Durango Mountain Resort, both of which are ski resorts, since 1994 and 2000, respectively. Mr. Cobb has served as the United States Ambassador to Iceland and Under Secretary and Assistant Secretary of the United States Department of Commerce. Mr. Cobb was formerly the Chairman and Chief Executive Officer of Arvida/Disney Corporation, a real estate development company, a director of the Walt Disney Company, the Chief Operating Officer and a director of Penn Central Corporation, a multi-industry company, and a director of Southeast Banking Corp., a bank holding company. Mr. Cobb was also formerly the Chairman of the Board of Pan Am Corporation. In 1998 Pan Am Corporation and its subsidiaries filed voluntary petitions for relief under Chapter 11, Title II of the United States Bankruptcy Code with the United States Bankruptcy Court.

     Norman S. Edelcup has served as Senior Vice President and Director of Florida Savings Bancorp since 2001. Mr. Edelcup served as senior vice president of Item Processing of America, Inc., a processing service bureau ("IPA") from 1998 to 2000 and as Chairman of the Board and Chief Executive Officer of IPA from 1987 to 1998. He also serves as director of Valhi, Inc., a chemicals, component products, waste management and titanium metals industries company since 1975 and he serves as a trustee for the Baron Funds, a mutual fund group. Mr. Edelcup, in September of 2001, was elected a City Commissioner for the City of Sunny Isles Beach, Florida.

     Robert E. Gallaher has been a director of Florida Savings Bancorp and Florida Savings since 2001. Mr. Gallaher is the president of Gallaher, Inc., formerly known as Hedgepeth and Gallaher, Inc., a real estate appraisal and consulting company.

     Sandra Goldstein has served as director of Florida Savings Bancorp and Florida Savings since 2000. She began her career in real estate and subsequently formed Sandra Goldstein and Associates, Inc. in 1979, a full service residential and commercial real estate office where she is the president and owner.

     Kimberly Green has been a director of Florida Savings Bancorp since 2001. Ms. Green is the director of the Green Family Foundation, which focuses on private and corporate partnerships for grassroots arts programs, education, homeless assistance, AIDS education, disaster relief, early childhood development, the Red Cross, the United Way and Habitat for Humanity. Ms. Green is a member of the President's Council on Arts and Humanities.

     Jack Langer has served as a director of Florida Savings Bancorp and Florida Savings since 1998 and 1999, respectively. He has been the Chief Executive Officer since January 1995 of Langer Energy Consulting, Inc., a firm which consults with businesses and municipalities to better control their cost of natural gas. Mr. Langer retired in January 1995 as President and Chief
Executive Officer of City Gas Company of Florida. Mr. Langer is also President of Chelsea Homes, Inc., a real estate development company. Mr. Langer has previously served as a director of Consumers Savings Bank from 1996 to 1998 and as a director of The Boys and Girls Club since 1960.

     Y. Judd Shoval has served as a director of Florida Savings Bancorp since 2001. Mr. Shoval serves as chairman and chief executive officer of GUARD Financial Group, the parent holding company of a number of related affiliates involved in insurance and banking activities. Mr. Shoval also serves as President of Shoval Enterprises, Inc., an investment/management and insurance/financial services entity which provides executive management services to GUARD companies and affiliates.

     Gary P. Simon has served as a director of Florida Savings Bancorp and Florida Savings since 1998 and 1999, respectively. Mr. Simon has served as Assistant Secretary of Florida Savings since 2000. He has been a practicing attorney in Miami-Dade County since 1974. He is currently a principal of the Miami law firm of Simon & Simon PA. Mr. Simon served as a director of Consumers Savings Bank from 1990 until 1998. Mr. Simon serves as an officer and board member of Temple Judea in Coral Gables, Florida and a board member of the Sanford Ziff Jewish Museum of Florida.

Officers Who Are Not Also Directors

     David P. Stark has served as Senior Vice President and Chief Financial Officer of Florida Savings Bancorp and Florida Savings since 1999. Prior to joining Florida Savings Bancorp, Mr. Stark served in similar positions at two community banks located in Southern Florida, EuroBank from 1997 to 1998 and First Western Bank from 1987 to 1996.

     Dianna L. Romero has served as Senior Vice President, Corporate Secretary and Treasury of Florida Savings Bancorp and Florida Savings since 1998 and 1999, respectively. Ms. Romero previously served as Vice President of Consumers Savings Bank from 1990 until 1997, where she was involved with loan operations and administration.

Remuneration of Directors and Officers

     The following information is furnished for the three highest paid persons who are officers or directors, for the fiscal year ended December 31, 2001.

   Name of Individual            Capacities in Remuneration                    Aggregate
  or Identity of Group                   Was Received                         Remuneration(1)
-----------------------       ---------------------------------          ---------------------
   Robert L. Bonnet             President and Chief Operating                  $137,705
                                Officer of Florida Savings
                                Bancorp and Florida Savings

   Bernard Janis                Chief Executive Officer of Florida             $ 95,272
                                Savings Bancorp and Florida
                                Savings

   David P. Stark               Senior Vice President and Chief                $ 81,100
                                Financial Officer of Florida
                                Savings Bancorp and Florida
                                Savings
   All directors and executive
   officers as a group                                                         $396,777

(1) Includes directors' fees. Additionally, Messrs. Bonnet and Janis received the use of automobiles leased by Florida Savings Bancorp, which monthly leases are $575 and $935, respectively. Florida Savings also paid $10,744 for Mr. Janis' membership in a country club. Mr. Stark receives a cash automobile allowance in the amount of $250 per month. The 2002 salaries, not including directors' fees (which are paid for meetings attended), for Messrs. Bonnet, Janis, Stark and all directors and executive officers as a group are $125,000, $70,000, $78,600 and $328,600, respectively.

     Neither Florida Savings Bancorp nor Florida Savings maintains separate "key man" life insurance policies on any of its executive officers.

     Florida Savings Bancorp and Florida Savings each pay a fee of $300 to each of its directors for attendance at each board meeting and $200 for each meeting of a committee of which they are members. If more than one committee meeting falls on the same day, the director receives a fee of $200 for the first committee meeting and $100 for each subsequent committee meeting.

Employment Agreements

     Effective June 30, 1998, Florida Savings Bancorp and Florida Savings each entered into a three-year employment agreement with Mr. Bonnet. Under the employment agreements, the current salary level for Mr. Bonnet is $125,000. The initial terms for the employment agreements are three years. The employment agreements are automatically renewed for terms of two years unless written notice of non-renewal is given by Mr. Bonnet or the board of directors; however, the Florida Savings employment agreement is subject to annual board of directors review. In addition, Mr. Bonnet receives the use of a car, car insurance, and options to purchase the Florida Savings Bancorp's common stock. See "Security Ownership of Management and Certain Shareholders - Stock Options." The agreements are terminable by the employers at any time or by Mr. Bonnet if he is assigned duties inconsistent with his initial position, duties, responsibilities and status, or upon the occurrence of certain events specified in the employment agreements. If Mr. Bonnet's employment is terminated without cause or upon his voluntary termination following the occurrence of an event described in the preceding sentence, Florida Savings Bancorp or Florida Savings would be required to pay Mr. Bonnet one year's base salary and his current benefits for one year from the date of termination.

     The employment agreements also provide for a severance payment and other benefits in the event of involuntary termination of employment in connection with any change in control of Florida Savings Bancorp or Florida Savings. A severance payment also will be provided on a similar basis on connection with a voluntary termination of employment where, after a change in control, Mr. Bonnet is assigned duties inconsistent with his position, duties, responsibilities and status immediately before such change in control.

     Even though both Florida Savings Bancorp and Florida Savings employment agreements provide for a severance payment if a change in control occurs, Mr. Bonnet would only be entitled to receive a severance payment under one agreement. No severance payment may exceed three times Mr. Bonnet's annual compensation and, if any payment would constitute an "excess parachute payment" under Section 280G of the Internal Revenue Code, such payment will be reduced to $1 less than an amount equal to three times Mr. Bonnet's "base amount" as determined in accordance with Section 280G.

     Payments to Mr. Bonnet under Florida Savings' employment agreement will be guaranteed by Florida Savings Bancorp if payments or benefits are not paid by Florida Savings. Payment under Florida Savings Bancorp's employment agreement would be made by Florida Savings Bancorp. The employment agreements also provide that Florida Savings Bancorp and Florida Savings will indemnify Mr. Bonnet to the fullest extent legally allowable.

Transactions with Management

     Federal regulations require that all loans or extensions of credit to executive officers and directors must generally be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, unless the loan or extension of credit is made under a benefit program generally available to all other employees and does not give preference to any insider over any other employee, and must not involve more than the normal risk of repayment or present other unfavorable features. Florida Savings' policy is not to make any new loans or extensions of credit to Florida Savings' executive officers and directors at different rates or terms than those offered to the general public. In addition, loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to the person and his or her related interests, are in excess of the greater of $25,000 or 5% of Florida Savings' capital and surplus, up to a maximum of $500,000, must be approved in advance by a majority of the disinterested members of the board of directors.

     On November 15, 2001, Florida Savings approved the nomination of Robert Gallaher to the board of directors of Florida Savings and Florida Savings, contingent on Office of Thrift Supervision approval. Prior to this date, Mr. Gallaher had three secured real estate loans amounting to $600,000. All the loans were underwritten according to standard credit guidelines and approved based upon the then current rate, terms and conditions prevailing at the time of origination.

Indemnification for Directors and Officers

     Florida Savings Bancorp's Articles of Incorporation contain provisions which limit the liability of and indemnify its directors and officers. These provisions provide that directors and officers will be indemnified and held harmless by Florida Savings Bancorp when that individual is made a party to civil, criminal, administrative and investigative proceedings. Directors and officers will be indemnified to the fullest extent authorized by the Florida Business Corporation Act against all expense, liability and loss reasonably incurred. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Florida Savings Bancorp pursuant to the Articles of Incorporation or otherwise, Florida Savings Bancorp has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

            SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

     The following information is provided at December 31, 2001 for the three highest paid persons who are officers or directors and each shareholder who owns more than 10% of any class of the issuer's securities.

 Title of Class   Name and Address of Owner(1)                   Amount Owned    Percent of Class
----------------  -------------------------------------------   --------------   -----------------
Common            Bernard Janis                                      90,000(2)        11.89%
Common            Robert L. Bonnet                                    5,000            0.66
Common            David P. Stark                                         --              --
Common            Andrea Green(3)                                   130,000           17.69
                  All directors and executive officers as a
Common            group                                             265,000           35.01

---------------
(1) The business address for Messrs. Janis, Bonnet and Stark are Florida Savings Bancorp, Inc., 8181 Southwest 117 Street, Pinecrest,
     Florida 33156.
(2)  Includes 10,000 shares owned by Mr. Janis' spouse.
(3) Shares held in the Andrea Green 1991 Irrevocable Trust. The address of the Andrea Green 1991 Irrevocable Trust is 2601 South Bayshore Drive, Suite 1775, Coconut Grove, Florida.


Stock Options

     The following information is provided at December 31, 2001 for the same persons above, regarding options, warrants and rights to purchase securities from Florida Savings Bancorp.

                                   Title and Amount of
                                  Securities Underlying
 Name of Holder                Options, Warrants or Rights     Exercise Price     Date of Exercise
----------------------------  -----------------------------   ----------------   ------------------
Bernard Janis                              --                         --
Robert L. Bonnet                         77,500                    $ 10.00              (1)
David P. Stark                           22,500                    $ 10.00              (2)
Andrea Green(3)                            --                         --
All directors and executive
officers as a group                      118,250                   $ 10.00

-------------------
(1) At December 31, 2001 27,500 options are exercisable. The remaining 50,000 options vest in equal annual installments over four years beginning June 2002.
(2) At December 31, 2001 7,500 options are exercisable. The remaining 15,000 options vest in equal annual installments over three years beginning September 2002.
(3)  Options held in the Andrea Green 1991 Irrevocable Trust.

     Florida Savings Bancorp reserves the right to grant options to purchase its common stock to other employees of Florida Savings if the board of directors determines that such action is necessary to attract and retain qualified and experienced personnel. The total amount of options reserved for issuance to officers and employees of Florida Savings shall not exceed 20% of the total number of shares of common stock outstanding. The exercise of options granted to officers and employees of Florida Savings will dilute the shareholders' interest in the Florida Savings Bancorp.


                           REGULATION AND SUPERVISION

General

     As a savings and loan holding company, Florida Savings Bancorp is required by federal law to file reports with, and otherwise comly with, the rules and regulations of the Office of Thrift Supervision. Florida Savings is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision, as its primary federal regulator, and the Federal Deposit Insurance Corporation, as the deposit insurer. Florida Savings is a member of the Federal Home Loan Bank System and, with respect to deposit insurance, of the Savings Association Insurance Fund managed by the Federal Deposit Insurance Corporation. Florida Savings must file reports with the Office of Thrift Supervision and the Federal Deposit Insurance Corporation concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other savings institutions. The Office of Thrift Supervision and/or the Federal Deposit Insurance Corporation conduct periodic examinations to test Florida Savings' safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the Office of Thrift Supervision, the Federal Deposit Insurance Corporation or the U.S. Congress, could have a material adverse impact on Florida Savings Bancorp, Florida Savings and their operations. Certain of the regulatory requirements applicable to Florida Savings and to Florida Savings Bancorp are referred to below or elsewhere in this prospectus. The description of statutory provisions and regulations applicable to savings institutions and their holding companies set forth in this prospectus does not purport to be a complete description of such statutes and regulations and their effects on Florida Savings and Florida Savings Bancorp.

 Holding Company Regulation

     Florida Savings Bancorp is a nondiversified unitary savings and loan holding company within the meaning of federal law. Under prior law, a unitary savings and loan holding company, such as Florida Savings Bancorp, was not generally restricted as to the types of business activities in which it may engage, provided that Florida Savings' continued to be a qualified thrift lender. See "Federal Savings Institution Regulation - QTL Test." The Gramm-Leach-Bliley Act of 1999 provides that no company may acquire control of a savings association after May 4, 1999 unless it engages only in the financial activities permitted for financial holding companies under the law or for multiple savings and loan holding companies as described below. Further, the Gramm-Leach-Bliley Act specifies that savings and loan holding companies may only engage in such activities. The Gramm-Leach-Bliley Act, however, grandfathered the unrestricted authority for activities with respect to unitary savings and loan holding companies existing, or subject to an application filed, prior to May 4, 1999, such as Florida Savings Bancorp, so long as Florida Savings continues to comply with the qualified thrift lender test. Upon any non-supervisory acquisition by Florida Savings Bancorp of another savings institution or savings bank that meets the qualified thrift lender test and is deemed to be a savings institution by the Office of Thrift Supervision, Florida Savings Bancorp would become a multiple savings and loan holding company (if the acquired institution is held as a separate subsidiary) and would generally be limited to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to the prior approval of the Office of Thrift Supervision, and certain activities authorized by Office of Thrift Supervision regulation.

     A savings and loan holding company is prohibited from, directly or indirectly, acquiring more than 5% of the voting stock of another savings institution or savings and loan holding company, without prior written approval of the Office of Thrift Supervision and from acquiring or retaining control of a depository institution that is not insured by the Federal Deposit Insurance Corporation. In evaluating applications by holding companies to acquire savings institutions, the Office of Thrift Supervision considers the financial and managerial resources and future prospects of Florida Savings Bancorp and institution involved, the effect of the acquisition on the risk to the deposit insurance funds, the convenience and needs of the community and competitive factors.

     The Office of Thrift Supervision may not approve any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies and
(ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

     Although savings and loan holding companies are not subject to specific capital requirements or specific restrictions on the payment of dividends or other capital distributions, federal regulations do prescribe such restrictions on subsidiary savings institutions as described below. Florida Savings must notify the Office of Thrift Supervision 30 days before declaring any dividend to Florida Savings Bancorp. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the Office of Thrift Supervision and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Federal Savings Institution Regulation

     Business Activities. The activities of federal savings institutions are governed by federal law and regulations. These laws and regulations delineate the nature and extent of the activities in which federal associations may engage. In particular, many types of lending authority for federal association, e.g., commercial, non-residential real property loans and consumer loans, are limited to a specified percentage of the institution's capital or assets.

     Capital Requirements. The Office of Thrift Supervision capital regulations require savings institutions to meet three minimum capital standards: a 1.5% tangible capital ratio, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS rating system) and an 8% total risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMEL financial institution rating system), and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The Office of Thrift Supervision regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

     The risk-based capital standard for savings institutions requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100%, assigned by the Office of Thrift Supervision capital regulation based on the risks believed inherent in the type of asset. Core (Tier
1) capital is defined as common shareholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus, and minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

     The capital regulations also incorporate an interest rate risk component. Savings institutions with "above normal" interest rate risk exposure are subject to a deduction from total capital for purposes of calculating their risk-based capital requirements. For the present time, the Office of Thrift Supervision has deferred implementation of the interest rate risk capital charge. At December 31, 2001, Florida Savings met each of its capital requirements.

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

     The following table presents Florida Savings' capital position at December 31, 2001. Florida Savings is in the "well capitalized" category established by the Office of Thrift Supervision.

                                               Excess
                                            (Deficiency)     Actual    Required
                      Actual      Required     Amount        Percent   Percent
                     --------   ----------- ------------   ----------  ---------
                                        (Dollars in thousands)

Tangible..........   $ 5,334      $ 1,782     $ 3,552         11.97%     4.00%
Core (Leverage)...     5,334        1,782       3,552         11.97      4.00
Risk-based........     5,707        3,564       2,143         12.81      8.00

     Prompt Corrective Regulatory Action. The Office of Thrift Supervision is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, a savings institution that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be "undercapitalized." A savings institution that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, the Office of Thrift Supervision is required to appoint a receiver or conservator for an institution that is "critically undercapitalized." The regulation also provides that a capital restoration plan must be filed with the Office of Thrift Supervision within 45 days of the date a savings institution receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The Office of Thrift Supervision could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

     Insurance of Deposit Accounts. Florida Savings is a member of the Savings Association Insurance Fund. The Federal Deposit Insurance Corporation maintains a risk-based assessment system by which institutions are assigned to one of three categories based on their capitalization and one of three subcategories based on examination ratings and other supervisory information. An institution's assessment rate depends upon the categories to which it is assigned. Assessment rates for Savings Association Insurance Fund member institutions are determined semiannually by the Federal Deposit Insurance Corporation and currently range from zero basis points for the healthiest institutions to 27 basis points for the riskiest.

     In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize the predecessor to the Savings Association Insurance Fund. During 2001, Financing Corporation payments for Savings Association Insurance Fund members approximated 1.94 basis points.

     Florida Savings was not required to pay any premiums for fiscal 2001. The Federal Deposit Insurance Corporation has authority to increase insurance assessments. A significant increase in Savings Association Insurance Fund insurance premiums would likely have an adverse effect on the operating expenses and results of operations of Florida Savings. Management cannot predict what insurance assessment rates will be in the future.

     Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit

Insurance Corporation or the Office of Thrift Supervision. The management of Florida Savings does not know of any practice, condition or violation that might lead to termination of deposit insurance.

     Loans to One Borrower. Federal law provides that savings institutions are generally subject to the limits on loans to one borrower applicable to national banks. A savings institution may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be loaned, equal to 10% of unimpaired capital and surplus, if secured by specified readily marketable collateral.

     QTL Test. Federal law requires savings institutions to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities) in at least 9 months out of each 12 month period.

     A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. As of December 31, 2001, Florida Savings met the qualified thrift lender test. Recent legislation has expanded the extent to which education loans, credit card loans and small business loans may be considered "qualified thrift investments."

     Limitation on Capital Distributions. Office of Thrift Supervision regulations impose limitations upon all capital distributions by a savings institution, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under current regulations, an application to and the prior approval of the Office of Thrift Supervision is required prior to any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under Office of Thrift Supervision regulations (i.e., generally, examination ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with Office of Thrift Supervision. If an application is not required, the institution must still provide prior notice to Office of Thrift Supervision of the capital distribution if, like Florida Savings, it is a subsidiary of a holding company. In the event Florida Savings' capital fell below its regulatory requirements or the Office of Thrift Supervision notified it that it was in need of more than normal supervision, Florida Savings' ability to make capital distributions could be restricted. In addition, the Office of Thrift Supervision could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the Office of Thrift Supervision determines that such distribution would constitute an unsafe or unsound practice.

     Pursuant to its Business Plan which was filed with the Office of Thrift Supervision in connection with the organization of Florida Savings, Florida Savings may not pay dividends for the three year period ending April 2002 unless it amends its Business Plan and receives Office of Thrift Supervision approval of such amended Business Plan.

     Assessments. Savings institutions are required to pay assessments to the Office of Thrift Supervision to fund the agency's operations. The general assessments, paid on a semi-annual basis, are computed upon the savings institution's total assets, including consolidated subsidiaries, as reported in Florid a Savings' latest quarterly thrift financial report. The assessments paid by Florida Savings for the fiscal year ended December 31, 2001 totaled approximately $29,000.

     Transactions with Related Parties. Florida Savings' authority to engage in transactions with "affiliates" (e.g., any company that controls or is under common control with an institution, including Florida Savings Bancorp and its non-savings institution subsidiaries) is limited by federal law. The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in federal law. The purchase of low quality assets from affiliates is generally prohibited. The transactions with affiliates must be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

     Florida Savings' authority to extend credit to executive officers, directors and 10% shareholders ("insiders"), as well as entities such persons control, is also governed by federal law. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. Recent legislation created an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. The law limits both the individual and aggregate amount of loans Florida Savings may make to insiders based, in part, on Florida Savings' capital position and requires certain board approval procedures to be followed.

     Enforcement. The Office of Thrift Supervision has primary enforcement responsibility over savings institutions and has the authority to bring actions against the institution and all institution-affiliated parties, including shareholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. The Federal Deposit Insurance Corporation has the authority to recommend to the Director of the Office of Thrift Supervision that enforcement action to be taken with respect to a particular savings institution. If action is not taken by the Director, the Federal Deposit Insurance Corporation has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

     Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the Office of Thrift Supervision determines that a savings institution fails to meet any standard prescribed by the guidelines, the Office of Thrift Supervision may require the institution to submit an acceptable plan to achieve compliance with the standard.

 Federal Home Loan Bank System

     Florida Savings is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Florida Savings, as a member of the Federal Home Loan Bank, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank in an amount at least equal to 1.0% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the Federal Home Loan Bank, whichever is greater. Florida Savings was in compliance with this requirement with an investment in Federal Home Loan Bank stock at December 31, 2001 of $295,000.

 Federal Reserve System

     The Federal Reserve Board regulations require savings institutions to maintain non-interest earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts over $5.7 million to and including $41.3 million; a 10% reserve ratio is applied above $41.3. The first $5.7 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. Florida Savings complies with the foregoing requirements.

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

Community Reinvestment Act

     Under the Community Reinvestment Act, as implemented by Office of Thrift Supervision regulations, a savings association has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the Community Reinvestment Act. The Community Reinvestment Act requires the Office of Thrift Supervision, in connection with its examination of an institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of applications by such institution. The Community Reinvestment Act requires public disclosure of an institution's Community Reinvestment Act rating. Florida Savings' latest Community Reinvestment Act rating received from the Office of Thrift Supervision was "Satisfactory."

Real Estate Industry Regulations

     The development business and homebuilding industries in which FSB Development is engaged have, in the last several years, become subject to increased environmental, building, land use, zoning and sales regulations administered by various federal, state and local authorities, which affect construction activities as well as sales activities and other dealings with customers. FSB Development has been and will be required to obtain for its current or future development and homebuilding activities the approval of numerous governmental authorities which often have wide discretion in such matters. Changes in local circumstances or applicable law may necessitate applications for additional approvals or the modification of existing approvals. Compliance with these regulations may extend the time required to market a home or a development project by prolonging the time between initiation and the commencement and completion of construction. Delay or inability to obtain all required approvals could have a materially adverse effect on the marketability or profitability of a home or a development project.

     The real estate development business and homebuilding industries are subject to various environmental regulations, including those relating to soil condition, hazardous materials, air quality and traffic. The impact of environmental regulations is evaluated on a project by project basis and the estimated costs of remediation or insurance are accounted for in plan/development or job costing.


                           FEDERAL AND STATE TAXATION

Federal Taxation

     General. Florida Savings Bancorp and Florida Savings report their income using the cash method of accounting and are taxed under federal income tax laws in the same manner as other corporations with some exceptions, including particularly Florida Savings' reserve for bad debts discussed below. Florida Savings Bancorp's and Florida Savings' tax years end on December 31 of each year. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to Florida Savings or Florida Savings Bancorp.

     Bad Debt Reserve. Florida Savings's bad debt deduction will be determined under the experience method using a formula based on actual (or borrowed as allowed under regulations) bad debt experience over a period of years.

     Dividends-Received Deduction. Florida Savings Bancorp may exclude from its income 100% of dividends received from Florida Savings as a member of the same affiliated group of corporations. The corporate dividends-received deduction is generally 70% in the case of dividends received from unaffiliated corporations with which Florida Savings Bancorp and Florida Savings will not file a consolidated tax return, except that if Florida Savings Bancorp or Florida Savings owns more than 20% of the stock of a corporation distributing a dividend, then 80% of any dividends received may be deducted. Pursuant to its Business Plan which was filed with the Office of Thrift Supervision in connection with the organization of the Bank, the Bank may not pay dividends for the three year period unless it amends its Business Plan and receives Office of Thrift Supervision approval of such amended Business Plan.

     Corporate Alternative Minimum Tax. The Internal Revenue Code imposes a tax on alternative minimum taxable income at a rate of 20%. Only 90% of alternative minimum taxable income can be offset by net operating loss carry-overs. Alternative minimum taxable income is increased by an amount equal to 75% of the amount by which Florida Savings' adjusted current earnings exceeds its alternative minimum taxable income determined without regard to this preference and prior to reduction for net operating losses modification) over $2.0 million is imposed on corporations, including Florida Savings, whether or not an alternative minimum tax is paid.

     Audits. The Internal Revenue Service has not audited Florida Savings' federal income tax returns since its organization.

Florida Taxation

     Florid a Savings Bancorp is subject to a Florida corporate income tax at a statutory rate of 5.5% of income. Florida Savings Bancorp's state income tax returns have not been audited since its organization.

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

              FEDERAL INCOME TAX CONSEQUENCES TO DEBENTURE HOLDERS

General

     The following is a summary of the material federal income tax considerations that may be relevant to the purchasers of debentures. The conclusions expressed herein are based upon current provisions of the Internal Revenue Code of 1986, as amended, regulations thereunder and current administrative rulings and court decisions, all of which are subject to change at any time, with possible retroactive effect. Subsequent changes may cause tax consequences to vary substantially from the consequences described below. Furthermore, the authorities on which the following summary is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of debentures may differ from the treatment described below.

     No attempt has been made in the following discussion to comment on all federal income tax matters affecting purchasers of debentures. Moreover, the discussion generally focuses on holders of debentures who are individual citizens or residents of the United States and trust and estates whose federal taxable income is taxed in the same manner as individual citizens or residents of the United States, and who acquire debentures on their original issue at their initial offering price and hold debentures as capital assets. The discussion has only limited application to dealers in securities, corporations, partnerships, or nonresident aliens and does not address all the tax consequences that may be relevant to holders who may be subject to special tax treatment, such as, for example, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors or persons that will hold the debentures as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, or as other than a capital asset. The following discussion also does not address the tax consequences to persons that have a functional currency other than the U.S. dollar or the tax consequences to shareholders, partners or beneficiaries of a holder of debentures. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the debentures. Accordingly, each prospective investor should consult, and should rely exclusively on, the investor's own tax advisors in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership or disposition of debentures.

Classification of the Debentures

     Florida Savings Bancorp intends to take the position that the debentures will be classified for federal income tax purposes as indebtedness of Florida Savings Bancorp under current law, and, by acceptance of a debenture, you, as a holder, covenant to treat the debentures as indebtedness. No assurance can be given, however, that this position will not be challenged by the Internal Revenue Service or, if challenged, that it will not be successful. The remainder of this discussion assumes that the debentures will be classified for federal income tax purposes as indebtedness of Florida Savings Bancorp.

Disposition of Debentures

     A holder that sells debentures will recognize gain or loss equal to the difference between the amount realized on the sale of the debentures and the holder's adjusted tax basis in the debentures. A holder's adjusted tax basis in the debentures generally will be its initial purchase price. A gain or loss of this kind will generally be a capital gain or loss and will be a long-term capital gain or loss if the debentures have been held for more than one year at the time of sale.

     The debentures may trade at a price that does not accurately reflect the value of accrued but unpaid interest. A holder that disposes of its debentures between record dates for payments of interest thereon will be required to include accrued but unpaid interest on the debentures through the date of disposition in income as ordinary income. To the extent the selling price is less than the holder's adjusted tax basis, a holder will recognize a capital loss.

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

Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for federal income tax purposes.


Conversion of Debentures

     A holder of debentures generally will not recognize income, gain or loss upon the conversion of its debentures into Florida Savings Bancorp common stock. A holder will, however, recognize gain upon the receipt of cash in lieu of a fractional share of common stock equal to the amount of cash received less the holder's tax basis in such fractional share. A holder's tax basis in the common stock received upon exchange and conversion should generally be equal to the holder's tax basis in the debentures delivered for exchange less the basis allocated to any fractional share for which cash is received, and a holder's holding period in the common stock received upon exchange and conversion will generally begin on the date that the holder acquired the debentures delivered for exchange.

Adjustment of Conversion Ratio

     Treasury Regulations promulgated under Section 305 of the Code would treat holders of debentures as having received a constructive distribution from us in the event that the conversion ratio of the debentures were adjusted if (1) as a result of such adjustment, the proportionate interest (measured by the number of shares of common stock into or for which the debentures are convertible or exchangeable) of the holders of the debentures in the assets or earnings and profits of Florida Savings Bancorp were increased, and (2) the adjustment was not made pursuant to a bona fide, reasonable anti-dilution formula. An adjustment of the conversion ratio would not be considered made pursuant to such a formula if the adjustment was made to compensate for certain taxable distributions with respect to the common stock. Thus, under certain circumstances, an increase in the conversion ratio for the holders may result in deemed dividend income to holders to the extent of the current or accumulated earnings and profits of Florida Savings Bancorp. Holders of the debentures would be required to include their allocable share of such deemed dividend income in gross income but would not receive any cash related thereto.

Backup Withholding and Information Reporting

     Interest paid on the debentures held of record by individual citizens or residents of the United States, or certain trusts, estates and partnerships, will be reported to the Internal Revenue Service on Forms 1099-INT, which forms should be mailed to the holders by January 31 following each calendar year. Payments made on, and proceeds from the sale of, the debentures may be subject to a "backup" withholding tax (currently at 30.5%) unless the holder complies with certain identification and other requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the holder's federal income tax liability, provided the required information is provided to the Internal Revenue Service.

     The federal income tax discussion set forth above is included for general information only and may not be applicable depending upon the particular situation of a holder of debentures. Holders of debentures should consult their tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the debentures, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

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

                                  THE OFFERING

The Offering

     Florida Savings Bancorp is offering between a minimum of $2.0 million and a maximum of $5.0 million of its 4% convertible debentures, due March 31, 2009,
to shareholders of record as of                 and to the general public. In
                                ---------------
the event of an oversubscription, debentures will be allocated first to shareholders of record in proportion to their percentage ownership in Florida Savings Bancorp. All remaining debentures will be allocated to the public at the discretion of Florida Savings Bancorp management. Florida Savings Bancorp may accept or reject subscriptions, in whole or in part, in its sole discretion. All subscription proceeds will be held in an interest-bearing escrow account with pending the closing or termination of the offering. If the $2.0
---------------
million minimum is sold and the other conditions to closing the offering provided for in the sales agency agreement with Kendrick, Pierce Securities, Inc. are met, all subscription funds held in the escrow account, together with interest earned thereon, will be released to Florida Savings Bancorp. If the $2.0 million minimum is not sold by the expiration date, your funds will be promptly returned to you with interest. Purchases by officers and directors will be included in determining whether the minimum number of debentures have been sold. Any purchases by officers and directors made for the purposes of meeting the minimum will be made for investment purposes only and not with a view to redistribution. If purchasers in the offering are not allocated the full amount of debentures for which they subscribed, they will receive a refund, with interest, of the subscription price delivered for the debentures that are not allocated to purchasers.

Expiration of the Offering

     The offering will expire at      p.m., Eastern time, on            , 2002,
                                -----                        -----------
unless extended at the sole discretion of the board of directors of Florida
Savings Bancorp to a date not later than            , 2002. All extensions, if
                                         -----------
any, will not go beyond           , 2002. Florida Savings Bancorp will not be
                        ----------
obligated to honor any subscription agreement received by the escrow agent after the offering expires, regardless of when documents were sent.

Acceptance of Subscriptions

     Once the $2.0 million minimum of debentures has been sold, Florida Savings Bancorp may conduct an initial closing and issue the debentures sold as of that date. Following the initial closing, Florida Savings Bancorp may continue the offering and accept additional subscriptions for debentures, up to a maximum of $5.0 million.

 Procedure for Subscribing for Debentures

     Purchasers in the offering must deliver to the escrow agent, on or prior to the offering expiration date, a properly completed and executed debenture order form, together with payment in full of the aggregate subscription price for debentures subscribed for in the offering. Such payment in full must be by (a) check or bank draft drawn upon a domestic bank or postal, telegraphic or express money order payable to SunTrust Bank as escrow agent, or (b) wire transfer of funds to the account maintained by the escrow agent for such purpose. The aggregate subscription price will be deemed to have been received by the escrow agent only upon (i) clearance of any non-certified check, (ii) receipt by the escrow agent of any certified check or bank draft drawn upon a domestic bank or of any postal, telegraphic or express money order, or (iii) receipt of good funds in the escrow agent's account designated above. If paying by a non-certified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, persons who wish to pay the aggregate subscription price by a means of a non-certified personal check are urged to make payment sufficiently in advance to the offering expiration date, to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or cashier's check, money order or wire transfer of funds. All funds received shall be held by the escrow agent. The address to which the debenture order form and payment of the subscription price should be delivered is:

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

           SunTrust Bank
           777 Brickell Avenue
           Miami, Florida 33131
           Attn: Oscar Suris, Senior Vice President

Purchase Limitations

     The minimum purchase is $10,000 of debentures. The minimum purchase limitation may decrease, subject to the board of directors' discretion. No prospective investor through this offering, other than Bernard Janis and the Andrea Green 1991 Irrevocable Trust, may own or acquire, or through the purchase of debentures, have the right to own or acquire, 10% or more of the common stock of Florida Savings Bancorp.

Right to Amend or Terminate Offering

     Florida Savings Bancorp expressly reserves the right to amend the terms and conditions of the offering. Florida Savings Bancorp expressly reserves the right, at any time prior to delivery of the debentures, to terminate the offering if the offering is prohibited by law or regulation or the board of directors concludes, in its judgment, that it is not in the best interest of Florida Savings Bancorp to complete the offering under the circumstances. The offering would be terminated by Florida Savings Bancorp by giving oral or written notice thereof to the escrow agent. If the offering is terminated, all funds received from subscribers will be promptly refunded, with interest.

DESCRIPTION OF DEBENTURES

General

     The following description is a summary of the material provisions of the debentures. It does not restate the text of the form of debenture in its entirety. We urge you to read the form of debenture because it, and not this description, defines your rights as holders of the debentures.

     The debentures are unsecured general obligations of Florida Savings Bancorp ranking equal in right of payment to any existing or future unsecured and unsubordinated indebtedness of Florida Savings Bancorp and convertible into Florida Savings Bancorp's common stock as described under "--Conversion." The debentures are not guaranteed by any of our subsidiaries. The debentures are not being issued under a trust indenture and, therefore, there is no trustee to protect the rights of the debenture holders.

Principal, Maturity and Interest

     Florida Savings Bancorp is offering an aggregate principal amount of $5.0 million of its 4% convertible debentures. The debentures mature on March 31, 2009. Interest on the debentures accrues at a rate of 4% per annum from the date of original issuance and will be paid in arrears semi-annually, commencing on the date one calendar year from the date of issuance. Florida Savings Bancorp will make each interest payment to the holders of record of the debentures on the first day of the month immediately preceding the month in which the payment date falls. Interest will be computed on the basis of a 360-day year of 12 30-day months.

     The debentures are payable both as to principal and interest on presentation of the debentures at the office of Florida Savings Bancorp or, at Florida Savings Bancorp's option, payment of interest may be made by check mailed to the holders of the debentures at their respective addresses set forth in the register of holders of debentures. The debentures will be issued in denominations of $1,000 and integral multiples of $1,000.

Conversion

     General. The holder of any debentures has the right, exercisable at any time beginning one year after the date of original issuance of the debentures and prior to its maturity or redemption, to convert the principal amount of the debentures (or any portion of it that is an integral multiple of $1,000) into shares of Florida Savings Bancorp's common stock at the conversion price ratio of 90.91 shares of common stock for each $1,000 principal amount of debenture (equivalent to an initial conversion price of $11 per share of common stock), subject to adjustment as described below. The initial conversion price of $11 and any future adjusted price is referred to as the "conversion price." The foregoing notwithstanding, if a debenture is called for redemption, the conversion right will terminate at the close of business on the business day immediately preceding the date fixed for redemption.

     A holder of a debenture wishing to exercise its conversion right must deliver an irrevocable conversion notice together with the debenture to Florida Savings Bancorp. Holders may obtain copies of the required form of the conversion notice from Florida Savings Bancorp. Each conversion will be deemed to have been effected as of the close of business on the day on which the related conversion notice and debenture was received by Florida Savings Bancorp.

     If any debentures are converted during the period after any record date but before the next interest payment date, interest on such debentures will be paid on the next interest payment date, notwithstanding such conversion, to the holder of record on the record date of those debentures. If any debentures are converted after an interest payment date but on or before the next record date, no interest will be paid on those debentures. No fractional shares will be issued upon conversion, but a cash adjustment will be made for any fractional shares.

     Conversion Ratio Adjustments - General. The conversion ratio is subject to adjustment if Florida Savings Bancorp takes certain actions after the date of issuance of the debentures offered in this prospectus, including:

     o issue shares of common stock as a dividend or a distribution with respect to common stock;

     o effect sub divisions, combinations and reclassification of common stock;

     o issue rights or warrants to all holders of common stock entitling them (for a period not exceeding 45 days) to subscribe for or purchase shares of common stock at less than the then current market price (as defined below) of the common stock;

     o distribute evidences of indebtedness, capital stock, cash or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above, and dividends and distributions paid exclusively in cash) to all holders of common stock;

     o pay any dividends (and other distributions) on common stock exclusively in cash, but not including cash dividends Florida Savings Bancorp pays out of its retained earnings; and

     o make a tender or exchange offer (other than an odd-lot offer) for Florida Savings Bancorp common stock and pay a price in excess of 110% of the then current market price of Florida Savings Bancorp common stock on the business day next succeeding the last date tenders or exchanges may be made pursuant to such tender or exchange offer.

     "Current market price" means the last sales price of Florida Savings Bancorp`s common stock in an arms-length trade known to Florida Savings Bancorp's management.

     Florida Savings Bancorp may, at its option, make such reasonable increases in the conversion ratio, in addition to those set forth above, as it reasonably deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.


     The conversion ratio will be rounded to two decimal places. No adjustment in the conversion ratio will be required unless adjustment would require a change of at least one percent (1%) in the conversion ratio then in effect; provided, however, that any adjustment that would not be required to be made will be carried forward and taken into account in any subsequent adjustment. If any action would require adjustment of the conversion ratio pursuant to more than one of the provisions described above, only one adjustment will be made with respect to that action and such adjustment will be the amount of adjustment that has the highest absolute value to the holder of the debentures.

     Conversion Ratio Adjustments-Merger, Consolidation or Sale of Assets of Company. If Florida Savings Bancorp becomes a party to any transaction, such as, with certain exceptions, the transactions described below:

     o    a recapitalization or reclassification of the common stock;

     o consolidation of Florida Savings Bancorp with, or merger of Florida Savings Bancorp into, any other person, or any merger of another person into Florida Savings Bancorp;

     o any sale, transfer or lease of all or substantially all of the assets of Florida Savings Bancorp; or

     o any compulsory share exchange where the common stock becomes instead the right to receive other securities, cash or other property (each of the foregoing being referred to as a "business consolidation transaction");

then the holders of debentures outstanding at that time will no longer have the right to convert debentures into Florida Savings Bancorp common stock, but rather will have the right to convert their debentures into the kind of securities, cash or other property that the common shareholders would receive if the business consolidation transaction is completed. Each debenture would become convertible into the same amount of the securities, cash or other property that would be received by a holder of the number of shares of common stock that each debenture holder would receive if the debenture were converted just before the business consolidation transaction. This change could substantially reduce or eliminate the value of the debentures' conversion privilege in the future. For example, if Florida Savings Bancorp were acquired in a cash merger, each debenture would no longer be convertible into common stock, but instead would become convertible solely into cash. Receiving cash instead of shares means that debenture holders, if they convert their debentures, would no longer receive securities the value of which would vary depending on the future prospects of Florida Savings Bancorp and other factors.

Ranking

     The debentures will not be secured by the assets of Florida Savings Bancorp or any of its subsidiaries, including Florida Savings, or otherwise and will not have the benefit of a sinking fund for the retirement of principal or the payment of interest. The debentures will be equal in right of payment to any existing or future unsecured and unsubordinated indebtedness of Florida Savings Bancorp and senior in right of payment to any subordinated unsecured indebtedness of Florida Savings Bancorp. Future unsecured indebtedness of Florida Savings Bancorp will be subordinated only if the appropriate instruments defining such indebtedness provide that such indebtedness is subordinate to the debentures. The rights of Florida Savings Bancorp to participate in any distribution of assets of any subsidiary, including Florida Savings, upon its liquidation or reorganization or otherwise (and thus the ability of holders of the debentures to benefit indirectly from such distribution) are subject to the prior claims of creditors of that subsidiary, including depositors of Florida Savings. Claims on Florida Savings Bancorp's subsidiaries by creditors, other than Florida Savings, include substantial obligations with respect to deposit liabilities and other borrowings. Additionally, distributions to Florida Savings Bancorp by its subsidiaries, whether in liquidation, reorganization or otherwise, will be subject to regulatory restrictions and, under certain circumstances, may be prohibited. See "Regulation and Supervision."

Optional Redemption

     Florida Savings Bancorp may redeem the debentures at any time, in whole in part, on at least 30 days' notice but no more than 60 days' notice, together with any accrued and unpaid interest to, but excluding the redemption date, at par, without the payment of any premium amounts under the following circumstances:

     o at any time after a date three years from the date of issuance of the debentures; or

     o at any time prior to the date three years from the date of issuance of the debentures, if the average sales price of Florida Savings Bancorp's common stock, in arms-length trades, known to Florida Savings Bancorp management, equals or exceeds 140% of the then effective conversion price for at least 30 consecutive business days, provided at least 10 bona fide trades have occurred within the 30 business day period.

     If Florida Savings Bancorp redeems less than all of the outstanding debentures, the board of directors will select the debentures to be redeemed in multiples of $1,000 by lot, pro rata or any other method the board of directors consider fair and appropriate, in its sole discretion. If a portion of your debentures is selected for partial redemption and you convert a portion of the debentures, the portion selected for redemption will be converted unless you direct otherwise. Florida Savings Bancorp may not give notice of any redemption if it has defaulted in payment of interest and the default is continuing.

Rights of Acceleration and Events of Default

     If any event of default occurs and is continuing, the full principal amount of the debentures, together with interest and other amounts owing in respect thereof, to the date of acceleration shall become, at the holder's election, and by written notice to Florida Savings Bancorp, immediately due and payable in cash.

     The debenture provides that each of the following constitutes an "event of default":

     o any default in the payment of the principal of or interest on in respect of, any debentures as and when the same shall become due and payable (whether on a conversion date or the maturity date or by acceleration or otherwise) if such default is not cured by Florida Savings Bancorp within ten days after the due date thereof;

     o Florida Savings Bancorp or any of its subsidiaries shall commence, or there shall be commenced against Florida Savings Bancorp or any such subsidiary, a case under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or Florida Savings Bancorp commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to Florida Savings Bancorp or any subsidiary thereof or there is commenced against Florida Savings Bancorp or any subsidiary thereof any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of 90 days; or Florida Savings Bancorp or any subsidiary thereof is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or Florida Savings Bancorp or any subsidiary thereof suffers any appointment of any custodian or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of 90 days; or Florida Savings Bancorp or any subsidiary thereof makes a general assignment for the benefit of creditors; or Florida Savings Bancorp shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or Florida Savings Bancorp or any subsidiary thereof shall call a meeting of its creditors with a view to arranging an adjustment or restructuring of its debts; or Florida Savings Bancorp or any subsidiary thereof shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing;

or any corporate or other action is taken by Florida Savings Bancorp or any subsidiary thereof for the purpose of effecting any of the foregoing;

     o Florida Savings Bancorp shall default in any of its obligations under any other debenture or any mortgage, credit agreement or other facility, indenture agreement, leasing or factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced any indebtedness for borrowed money or money due in an amount exceeding $1,000,000, whether such indebtedness now exists or shall hereafter be created, and such default results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable; or

     o Florida Savings Bancorp shall fail for any reason to deliver certificates to a holder prior to the fifth business day after a conversion date or Florida Savings Bancorp shall provide notice to the holder, including by way of public announcement, at any time, of its intention not to comply with requests for conversions of any debentures in accordance with the terms thereof.

Restrictions on Payments

     Florida Savings Bancorp is restricted from making certain payments (as described below) if an event of default has occurred and is continuing.

     If an event of default has occurred and is continuing, Florida Savings Bancorp will not:

     o declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock (other than stock dividends, non-cash dividends in connection with the implementation of a shareholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of its capital stock into another class of capital stock) or allow any of its subsidiaries to do the same with respect to their capital stock (other than payment of dividends or distributions to Florida Savings Bancorp);

     o make or allow any of its subsidiaries to make any payment of principal, interest or premium on, or repay or repurchase or redeem any of its debt securities that rank equally with or junior to the debentures;

     o make or allow any of its subsidiaries to make any guarantee payments with respect to any guarantee by Florida Savings Bancorp of the debt securities of any of its subsidiaries if the guarantee ranks equally with or junior to the debentures; or

     o    redeem, purchase or acquire less than all of the debentures.

No Personal Liability of Directors, Officers, Employees and Shareholders for Repayment

     None of our directors, officers, employees, incorporators or shareholders, as such, has any liability for the repayment of any principal or interest due under the debentures. Each holder of the debentures by accepting a debenture waives and releases all such liability. The waiver and release are part of the consideration for issuance of the debentures.

Governing Law

     The debentures will be governed exclusively by and construed in accordance with the laws of the State of Florida without giving effect to applicable principles of conflicts of laws to the extent that the application of the law of another jurisdiction would be required thereby.

         We will submit to the jurisdiction of the United States Federal and Florida state courts for purposes of all legal actions and proceedings instituted in connection with the debentures.


 Audited Financial Statements

         Florida Savings Bancorp will furnish to all debenture holders a copy of its audited financial statements within 120 days of the end of its fiscal year.


                            SALES AGENCY ARRANGEMENTS

         Florida Savings Bancorp has retained Kendrick, Pierce Securities,
Inc. to consult with, advise and assist Florida Savings Bancorp, on a best efforts basis, in the distribution of debentures in the offering pursuant to the terms of a sales agent agreement between Kendrick, Pierce and Florida Savings Bancorp. Kendrick, Pierce is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.


         Pursuant to the sales agent agreement, Kendrick, Pierce will receive a retainer of $15,000; a fee equal to 1.5% of the aggregate dollar amount of all debentures sold in the offering to shareholders of record of Florida Savings Bancorp (except that no fee will be paid in connection with the purchase of debentures in the offering by directors, officers and employees of Florida Savings); a fee equal to 1.5% of the aggregate dollar amount of all debentures sold in the offering to customers, other associates of Florida Savings and members of Florida Savings Bancorp's community, who are identified and contacted by Florida Savings Bancorp; and a fee equal to 6.0% of the aggregate dollar amount of all debentures sold in the offering to all other persons. Florida Savings will pay Kendrick, Pierce's fee upon completion of the offering. Kendrick, Pierce may also select other dealers who are members of the National Association of Securities Dealers, Inc. to sell debentures and who will receive a selling concession not to exceed 3.5% of the gross proceeds of the debentures sold by them. Florida Savings will also reimburse Kendrick, Pierce for its reasonable out-of-pocket expenses, including legal fees and associated expenses, marketing and travel expenses, up to a maximum of $ 50,000.

         Kendrick, Pierce has the right to terminate the sales agent agreement under certain circumstances (for example, if there is a material adverse change in the financial condition of Florida Savings Bancorp or if there is an outbreak or escalation of hostilities the effect of which on the financial markets makes it, in Kendrick, Pierce's reasonable judgment, impracticable to market the debentures or enforce subscriptions to purchase debentures). In such event, offers and sales may be made on behalf of Florida Savings Bancorp by certain of its officers and directors, or Florida Savings Bancorp may engage one or more other broker/dealers to make sales on its behalf. Florida Savings Bancorp does not currently have any other arrangements in place. As described herein, until the minimum number of debentures have been sold, all funds received by Kendrick, Pierce or Florida Savings Bancorp in connection with the sale of debentures will be transmitted to the escrow agent by noon of the next business day.


         The sales agent agreement provides for reciprocal indemnification between Florida Savings Bancorp and Kendrick, Pierce against liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted pursuant to the sales agent agreement, Florida Savings Bancorp has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed by the Securities Act and is, therefore, unenforceable.

         Prior to the date of this prospectus, there has been no public market for the shares. Kendrick, Pierce has not prepared any report or opinion constituting a recommendation or advice to Florida Savings Bancorp or to persons who subscribe for debentures, nor has it prepared an opinion as to the fairness to Florida Savings Bancorp of the purchase price or the terms of the debentures to be sold. Kendrick, Pierce expresses no opinion as to the prices at which debentures or the common stock may trade in the future, if at all.

         The directors of Kendrick, Pierce Securities, Inc. are Michael W. Cole and Russell L. Hunt. The officers of Kendrick, Pierce are Russell L. Hunt and Michael Cole. The business address for the directors and officers of Kendrick, Pierce is 324 South Hyde Park Avenue, Suite 202, Tampa, Florida.



             DESCRIPTION OF CAPITAL STOCK OF FLORIDA SAVINGS BANCORP

General

         Florida Savings Bancorp is authorized pursuant to its Articles of Incorporation to issue three million five hundred thousand (3,500,000) shares of common stock having a par value of $.01 per share and one million five hundred thousand (1,500,000) shares of preferred stock having a par value of $.01 per share. Florida Savings Bancorp currently has issued 757,000 shares of common stock and no shares of preferred stock. Each share of Florida Savings Bancorp's common stock to be issued upon conversion of the debentures will have the same relative rights as, and will be identical in all respects with, each share of common stock currently outstanding. Upon conversion, all such common stock will be duly authorized, fully paid and non-assessable.

         The common stock of Florida Savings Bancorp represents non-withdrawable capital, is not an account of an insurable type, and is not insured by the FDIC or any governmental agency.


 Common Stock

         Dividends. Florida Savings Bancorp can pay dividends out of funds legally available. The payment of dividends by Florida Savings Bancorp may be subject to limitations imposed by law and applicable regulation. See "Risk Factors" and "Regulation and Supervision." The holders of common stock of Florida Savings Bancorp are entitled to receive and share equally in such dividends as may be declared by the board of directors of Florida Savings Bancorp out of funds legally available therefor. If Florida Savings Bancorp issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

         Voting Rights. The holders of common stock of Florida Savings
Bancorp possess exclusive voting rights in Florida Savings Bancorp. They elect Florida Savings Bancorp's board of directors and act on such other matters as are required to be presented to them under Florida law or Florida Savings Bancorp's Articles of Incorporation or as are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If Florida Savings Bancorp issues preferred stock, holders of the preferred stock may also possess voting rights.

         As a federal savings bank, corporate powers and control of Florida Savings are vested in its board of directors, who elect the officers of Florida Savings and who fill any vacancies on the board of directors of Florida Savings. Voting rights of Florida Savings are vested exclusively in the owner of the shares of capital stock of Florida Savings, Florida Savings Bancorp, and voted at the direction of Florida Savings Bancorp's board of directors. Consequently, the holders of the common stock do not have direct control of Florida Savings.

         Liquidation. In the event of any liquidation, dissolution or winding up of Florida Savings, Florida Savings Bancorp, as holder of Florida Savings' capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of Florida Savings (including all deposit accounts and accrued interest thereon), all assets of Florida Savings available for distribution. In the event of any liquidation, dissolution or winding up of Florida Savings Bancorp, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Florida Savings Bancorp available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation, dissolution or winding up.

         Preemptive Rights and Other Provisions. Holders of the common stock of Florida Savings Bancorp are not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption or a sinking fund and Florida Savings Bancorp shareholders are not subject to liability for further calls or assessments by Florida Savings Bancorp.

Preferred Stock

         None of the shares of Florida Savings Bancorp's authorized preferred stock are issued. Such stock may be issued with such preferences and designations as the board of directors may from time to time determine. The board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights, which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control of Florida Savings Bancorp.

                                     EXPERTS

         The consolidated financial statements of the Florida Savings Bancorp and subsidiaries at December 31, 2001 and 2000 and for the years then ended, included elsewhere in the document have been included in reliance upon the report of Hacker, Johnson & Smith PA, independent certified public accountants, given upon the authority of said firm as experts in accounting and auditing matters.

                                  LEGAL MATTERS

         Certain legal matters have been passed upon for Florida Savings Bancorp by Muldoon Murphy & Faucette LLP, 5101 Wisconsin Avenue, N.W., Washington,
D.C. Certain legal matters have been passed upon for Kendrick, Pierce by Broad and Cassel, 7777 Glades Road, Suite 300, Boca Raton, Florida.

                    FLORIDA SAVINGS BANCORP AND SUBSIDIARIES

                   Index to Consolidated Financial Statements


                                                                          Page
                                                                          ----

Independent Auditors' Report ..........................................    F-2

Consolidated Balance Sheets at December 31, 2001 and 2000 .............    F-3

Consolidated Statements of Operations for the Years Ended
   December 31, 2001 and 2000 .........................................    F-4

Consolidated Statements of Stockholders' Equity for the
   Year Ended December 31, 2001 and 2000 ..............................    F-5

Consolidated Statements of Cash Flows for the Years Ended
   December 31, 2001 and 2000 .........................................    F-6

Notes to Consolidated Financial Statements at
   December 31, 2001 and 2000 and for the Years Then Ended ............    F-7


         All schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the Consolidated Financial Statements and related Notes.

                          Independent Auditors' Report


Board of Directors
Florida Savings Bancorp
Pinecrest, Florida:

     We have audited the accompanying consolidated balance sheets of Florida Savings Bancorp and Subsidiaries (the "Company") at December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ Hacker, Johnson & Smith PA
HACKER, JOHNSON & SMITH PA
Fort Lauderdale, Florida
February 6, 2002

                    FLORIDA SAVINGS BANCORP AND SUBSIDIARIES

                           Consolidated Balance Sheets

                                                                        At December 31,
                                                                ------------------------------
                                                                     2001            2000
                                                                     ----            ----
    Assets

Cash and due from banks .....................................   $  1,381,127       1,270,032
Interest-bearing deposits with banks ........................      1,872,003       1,345,691
                                                                ------------    ------------

              Total cash and cash equivalents ...............      3,253,130       2,615,723

Time deposits ...............................................      1,182,345         100,000
Securities available for sale ...............................      3,767,187       6,433,037
Loans, net of allowance for loan losses of $598,500 and
  $280,000...................................................     51,201,500      41,984,114
Real estate under development ...............................      1,579,380         592,281
Premises and equipment, net .................................        807,787         855,738
Federal Home Loan Bank stock, at cost .......................        294,800         275,000
Accrued interest receivable .................................        341,052         335,481
Deferred tax asset ..........................................        700,326         603,701
Other assets ................................................        219,128         129,247
                                                                ------------    ------------

              Total assets ..................................   $ 63,346,635      53,924,322
                                                                ============    ============

    Liabilities and Stockholders' Equity

Liabilities:
    Noninterest-bearing demand deposits .....................      2,853,438       1,967,096
    Savings and NOW deposits ................................     15,243,631       9,293,146
    Money-market deposits ...................................      3,447,018       1,957,908
    Time deposits ...........................................     31,319,142      31,494,035
                                                                ------------    ------------

              Total deposits ................................     52,863,229      44,712,185

    Federal Home Loan Bank advance ..........................      2,000,000       2,000,000
    Other borrowings ........................................      1,291,500              --
    Advance payments by borrowers for taxes and insurance ...        145,728         161,357
    Official checks .........................................        472,356         614,997
    Other liabilities .......................................        133,626          78,082
                                                                ------------    ------------

              Total liabilities .............................     56,906,439      47,566,621
                                                                ------------    ------------

Commitments and contingencies (Notes 5, 10 and 13)

Stockholders' equity:
    Preferred stock, $.01 par value, 1,500,000 shares
         authorized, none outstanding .......................             --              --
    Common stock, $.01 par value 3,500,000 shares authorized,
         757,000 and 735,000 shares issued and outstanding ..          7,570           7,350
    Additional paid-in capital ..............................      7,566,785       7,332,287
    Accumulated deficit .....................................     (1,133,004)       (979,109)
    Accumulated other comprehensive loss ....................         (1,155)         (2,827)
                                                                ------------    ------------

              Total stockholders' equity ....................      6,440,196       6,357,701
                                                                ------------    ------------

              Total liabilities and stockholders' equity ....   $ 63,346,635      53,924,322
                                                                ============    ============


See Accompanying Notes to Consolidated Financial Statements.

                    FLORIDA SAVINGS BANCORP AND SUBSIDIARIES

                      Consolidated Statements of Operations


                                                                            Year Ended December 31,
                                                                         ---------------------------
                                                                          2001                 2000
                                                                          ----                 ----
Interest income:
    Loans ........................................................    $ 3,660,506           2,478,752
    Securities available for sale ................................        342,279             655,356
    Interest-bearing deposits with banks .........................        140,583              68,505
    Other interest-earning assets ................................        101,940              44,827
                                                                      -----------         -----------

         Total interest income ...................................      4,245,308           3,247,440
                                                                      -----------         -----------

Interest expense:
    Deposits .....................................................      2,526,250           1,867,958
    Federal Home Loan Bank advance ...............................        131,604             143,691
    Other ........................................................             --               3,858
                                                                      -----------         -----------

         Total interest expense ..................................      2,657,854           2,015,507
                                                                      -----------         -----------

         Net interest income .....................................      1,587,454           1,231,933

Provision for loan losses ........................................        318,500             130,000
                                                                      -----------         -----------

         Net interest income after provision for loan losses .....      1,268,954           1,101,933
                                                                      -----------         -----------

Noninterest income:
    Service charges and fees on deposit accounts .................        148,920              63,851
    Gain (loss) on sale of available for sale securities .........         16,018             (60,652)
    Rental income ................................................             --               9,501
    Other ........................................................        147,450             101,050
                                                                      -----------         -----------

         Total noninterest income ................................        312,388             113,750
                                                                      -----------         -----------

Noninterest expense:
    Salaries and employee benefits ...............................        828,400             639,427
    Occupancy and equipment expense ..............................        378,920             347,752
    Advertising ..................................................         60,700              76,000
    Data processing ..............................................        134,761             123,458
    Other ........................................................        430,537             293,898
                                                                      -----------         -----------

         Total noninterest expense ...............................      1,833,318           1,480,535
                                                                      -----------         -----------

Loss before income tax benefit ...................................       (251,976)           (264,852)

         Income tax benefit ......................................        (98,081)           (109,426)
                                                                      -----------         -----------

Net loss .........................................................    $  (153,895)           (155,426)
                                                                      ===========         ===========

Loss per share, basic and diluted ................................    $      (.20)               (.21)
                                                                      ===========         ===========

Weighted-average number of shares, basic and diluted .............        751,500             735,000
                                                                      ===========         ===========

See Accompanying Notes to Consolidated Financial Statements.

                    FLORIDA SAVINGS BANCORP AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity

                     Years Ended December 31, 2001 and 2000

                                                                                                   Accumulated
                                                                                                      Other
                                                                                                     Compre-
                                                      Common Stock       Additional                  hensive        Total
                                                 -----------------------  Paid-In     Accumulated    Income     Stockholders'
                                                  Shares        Amount    Capital       Deficit      (Loss)        Equity
                                                 --------     ---------- ----------- ------------- -----------  ------------
Balance at December 31, 1999 ..................   735,000     $   7,350    7,332,287    (823,683)    (151,619)     6,364,335
                                                                                                                  ----------

Comprehensive income (loss):
         Net loss .............................        --            --           --    (155,426)          --       (155,426)

         Net change in unrealized loss on
           securities available for sale,
           net of tax of $76,652 ..............        --            --           --          --      148,792        148,792
                                                                                                                  ----------

         Comprehensive income (loss) ..........                                                                       (6,634)
                                                 --------     ---------   ----------  ----------  -----------     ----------

Balance at December 31, 2000 ..................   735,000         7,350    7,332,287    (979,109)      (2,827)     6,357,701
                                                                                                                  ----------

Comprehensive income (loss):
         Net loss .............................        --            --           --    (153,895)          --       (153,895)

         Net change in unrealized loss on
           securities available for sale,
           net of tax of $1,456 ...............        --            --           --          --        1,672          1,672
                                                                                                                  ----------

         Comprehensive income (loss) ..........                                                                     (152,223)
                                                                                                                  ----------

         Issuance of common stock .............    22,000           220      234,498          --           --        234,718
                                                 --------     ---------  -----------  ----------   ----------     ----------

Balance at December 31, 2001 ..................   757,000     $   7,570    7,566,785  (1,133,004)      (1,155)     6,440,196
                                                 ========     =========  ===========  ==========   ==========     ==========

See Accompanying Notes to Consolidated Financial Statements.

                    FLORIDA SAVINGS BANCORP AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                                                                                         Year Ended December 31,
                                                                                         -----------------------
                                                                                         2001               2000
                                                                                         ----               ----
Cash flows from operating activities:
    Net loss ....................................................................    $   (153,895)         (155,426)
    Adjustments to reconcile net loss to net cash provided by operating activities:
         Depreciation and amortization ..........................................         104,251            81,649
         Provision for loan losses ..............................................         318,500           130,000
         Deferred income tax benefit ............................................         (98,081)         (109,426)
         Net amortization of fees, premiums and discounts .......................         137,283            17,550
         (Gain) loss on sale of securities available for sale ...................         (16,018)           60,652
         Increase in accrued interest receivable and other assets ...............         (95,452)         (167,128)
         (Decrease) increase in official checks and other liabilities ...........         (87,097)          158,209
                                                                                     ------------      ------------

              Net cash provided by operating activities .........................         109,491            16,080
                                                                                     ------------      ------------

Cash flows from investing activities:
    Net increase in loans .......................................................      (9,675,702)      (29,559,663)
    Proceeds from the sale and calls of securities available for sale ...........       5,648,255         3,670,184
    Proceeds from repayments of securities available for sale ...................         541,772           483,194
    Purchases of securities available for sale ..................................      (3,502,498)                -
    Purchase of Federal Home Loan Bank stock ....................................         (19,800)         (259,100)
    Net increase in certificates of deposit .....................................      (1,082,345)                -
    Net increase in real estate under development ...............................        (987,099)         (592,281)
    Purchase of premises and equipment ..........................................         (56,300)         (100,432)
                                                                                     ------------      ------------

              Net cash used in investing activities .............................      (9,133,717)      (26,358,098)
                                                                                     ------------      ------------

Cash flows from financing activities:
    Net increase in deposits ....................................................       8,151,044        21,915,882
    Federal Home Loan Bank advance ..............................................               -         2,000,000
    Net increase in other borrowings ............................................       1,291,500                 -
    Proceeds from issuance of common stock ......................................         234,718                 -
    Net (decrease) increase in advance payments by borrowers for taxes and
         insurance ..............................................................         (15,629)          126,540
                                                                                     ------------      ------------

              Net cash provided by financing activities .........................       9,661,633        24,042,422
                                                                                     ------------      ------------

Net increase (decrease) in cash and cash equivalents ............................         637,407        (2,299,596)

Cash and cash equivalents at beginning of year ..................................       2,615,723         4,915,319
                                                                                     ------------      ------------

Cash and cash equivalents at end of year ........................................    $  3,253,130         2,615,723
                                                                                     ============      ============

Supplemental disclosure of cash flow information:
    Cash paid during the year for interest ......................................    $  2,761,847         2,010,156
                                                                                     ============      ============

    Noncash activity -
         Accumulated other comprehensive income (loss), net change in unrealized gain (loss) on securities available for sale, net
              of tax ............................................................    $      1,672           148,792
                                                                                     ============      ============

See Accompanying Notes to Consolidated Financial Statements.

                    FLORIDA SAVINGS BANCORP AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           At December 31, 2001 and 2000 and For the Years Then Ended

(1) Summary of Significant Accounting Policies
    Organization. Florida Savings Bancorp (the "Holding Company") was incorporated on February 13, 1998. The Holding Company owns 100% of the outstanding common stock of Florida Savings Bank (the "Bank"). The Bank is a federally-chartered savings bank and is insured by the Federal Deposit Insurance Corporation. The Bank opened for business on April 26, 1999 and provides a variety community banking services to businesses and individuals in Miami-Dade County, Florida. During 2000, the Company incorporated two additional subsidiaries, FSB Development Corp. and FSB Insurance Agency, Inc. FSB Development Corp.'s primary business is the acquisition, construction, and sale of residential real estate. FSB Insurance Agency, Inc. was inactive at December 31, 2001 and 2000. FSB Properties, Inc. was incorporated in June 2001 for the purpose of holding foreclosed assets.

    Basis of Presentation. The accompanying consolidated financial statements include the accounts of the Holding Company and its subsidiaries (collectively the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.

    Use of Estimates. In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred tax assets.

    Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks.

    Securities. Securities may be classified as trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in operations. The Bank does not maintain any securities in a trading portfolio. Held-to-maturity securities are those which the Bank has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from earnings and reported in other comprehensive income
        (loss). Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts on securities available for sale and held to maturity are recognized in interest income using the interest method over the period to maturity.

                                                                 (continued)

                    FLORIDA SAVINGS BANCORP AND SUBSIDIARIES

    Loans. Loans management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

        Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

        The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

        All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

    Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

        The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

        A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

        Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

                                                                     (continued)

                    FLORIDA SAVINGS BANCORP AND SUBSIDIARIES

    Transfer of Financial Assets. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

    Income Taxes. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized.

    Premises and Equipment. Leasehold improvements and furniture, fixtures and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are computed on the straight-line basis over the estimated useful life of each type of asset.

    Loss Per Share. Loss per share is calculated by dividing net loss by the weighted-average number of shares of common stock outstanding during the year. The Company's common stock equivalents are not dilutive due to the net losses incurred by the Company.

    Fair Values of Financial Instruments. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

           Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

           Securities. Fair values for securities held to maturity and available for sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

           Federal Home Loan Bank Stock. Federal Home Loan Bank stock is stated at redemption value which approximates fair value.

           Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

           Accrued Interest Receivable. Book value approximates fair value.

           Deposit Liabilities. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

                                                                     (continued)

                    FLORIDA SAVINGS BANCORP AND SUBSIDIARIES

    Fair Values of Financial Instruments, Continued.
           Federal Home Loan Bank Advance. The fair value for the Federal Home Loan Bank advance is estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowings.

           Line of Credit. The carrying amount of the line of credit approximates its fair value.

           Off-Balance-Sheet Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

    Advertising. The Company expenses all media advertising as incurred.

    Stock Compensation Plans. Statement of Financial Accounting Standards (SFAS)
           No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided proforma disclosures of net losses, and loss per share and other disclosures, as if the fair value based method of accounting had been applied.

    Comprehensive Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net loss, are components of comprehensive income (loss).

           The components of other comprehensive income and related tax effects are as follows:

                                                                            Year Ended December 31,
                                                                            -----------------------
                                                                              2001           2000
                                                                              ----           ----
               Unrealized holding (losses) gains on available-for-
                    sale securities....................................   $(13,337)       299,100
               Reclassification adjustment for gains (losses)
                    realized in operations.............................     16,018        (60,652)
                                                                          --------       --------

               Net unrealized gains....................................      2,681        238,448

               Tax effect..............................................     (1,009)       (89,656)
                                                                          --------       --------

               Net-of-tax amount.......................................   $  1,672        148,792
                                                                          ========       ========

                                                                     (continued)
                                      F-10

                    FLORIDA SAVINGS BANCORP AND SUBSIDIARIES

(1) Summary of Significant Accounting Policies, Continued
    Reclassifications. Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

(2) Securities Available for Sale
    Securities have been classified according to management's intent. The carrying amount of securities and their approximate fair values are as follows:

                                                                Amortized      Unrealized      Unrealized       Fair
                                                                   Cost           Gains          Losses         Value
                                                               -----------       -------        --------     ----------
         At December 31, 2001

              Mortgage-backed securities .................     $ 3,144,902        20,845         (22,697)     3,143,050
              U.S. Government and
                  Agency securities ......................         623,441           696               -        624,137
                                                               -----------       -------        --------     ----------

                                                               $ 3,768,343        21,541         (22,697)     3,767,187
                                                               ===========       =======        ========     ==========
         At December 31, 2000

              Mortgage-backed securities .................       3,066,610        10,316         (24,539)     3,052,387
              U.S. Government and
                  Agency securities ......................       3,370,711         9,939               -      3,380,650
                                                               -----------       -------        --------     ----------

                                                               $ 6,437,321        20,255         (24,539)     6,433,037
                                                               ===========       =======        ========     ==========

    The scheduled maturities of securities at December 31, 2001 are as follows:

                                                                                           Amortized            Fair
                                                                                             Cost               Value
                                                                                         ------------        ----------
       Due from five year to ten years..................................                 $    124,691           125,387
       Due in over ten years............................................                      498,750           498,750
       Mortgage-backed securities.......................................                    3,144,902         3,143,050
                                                                                         ------------        ----------

                                                                                         $  3,768,343         3,767,187
                                                                                         ============        ==========

    For the years ended December 31, 2001 and 2000, proceeds from the sales of securities available for sale amounted to $2,268,868 and $3,670,184. Gross realized gains (losses) amounted to $16,018 and $(60,652), respectively.

                                                                     (continued)

                    FLORIDA SAVINGS BANCORP AND SUBSIDIARIES

(3)  Loans
     The components of loans are as follows:

                                                                       At December 31,
                                                               ------------------------------
                                                                    2001            2000
                                                                    ----            ----
                Residential real estate ....................   $ 29,172,300      27,411,585
                Commercial real estate .....................      8,090,066       5,697,136
                Home equity loans ..........................      6,835,755       3,990,462
                Commercial .................................      2,598,355       2,949,629
                Consumer ...................................      2,898,572       1,251,836
                Construction ...............................      1,897,080         663,873
                                                               ------------    ------------

                        Total loans ........................     51,492,128      41,964,521

                (Subtract) add:
                    Allowance for loan losses ..............       (598,500)       (280,000)
                    Net deferred fees and underwriting costs        307,872         299,593
                                                               ------------    ------------

                Loans, net .................................   $ 51,201,500      41,984,114
                                                               ============    ============

     An analysis of the change in the allowance for loan losses follows:

                                                                    2001             2000
                                                                    ----             ----
                Beginning balance ..........................   $    280,000         150,000
                Provision for loan losses...................        318,500         130,000
                                                               ------------     -----------

                Ending balance .............................   $    598,500         280,000
                                                               ============     ===========

                                                                     (continued)

                    FLORIDA SAVINGS BANCORP AND SUBSIDIARIES

     The following summarized the amount of collateral dependent impaired loans for 2001:

                                                                            At December 31,
                                                                            ---------------
                                                                                2001
                                                                                ----
                Loan identified as impaired:
                    Gross loan with related allowance for losses recorded     $ 450,000
                    Less allowance on this loan ...........................    (225,000)
                                                                              ---------

                Net investment in one impaired loan .......................   $ 225,000
                                                                              =========

     The average net investment in one impaired loan and interest income recognized and received on this loan is as follows:

                                                                              Year Ended
                                                                             December 31,
                                                                             ------------
                                                                                 2001
                                                                                 ----
                Average net investment in the impaired loan ...............   $ 243,750
                                                                              =========

                Interest income recognized on the impaired loan............   $   3,615
                                                                              =========

                Interest income received on the impaired loan..............   $   3,615
                                                                              =========

     The impaired loan is collateralized by condominium units and an insurance claim. Even though an allowance for losses has been established, management to aggressively pursuing collection of the entire balance due. The Company had no impaired loans in 2000.

(4)  Real Estate Under Development
     FSB Development Corp. has purchased developed building lots and is constructing two single family homes on the lots. The components of real estate under development are as follows:

                                                                      At December 31,
                                                                  --------------------
                                                                     2001      2000
                                                                     ----      ----
                Developed building lots......................... $  979,356   538,665
                Construction in progress........................    600,024    53,616
                                                                 ----------  --------

                                                                 $1,579,380   592,281
                                                                 ==========  ========

    At December 31, 2001, estimated costs to complete construction are $944,544.
         Aggregate estimated sales prices are $2.8 million.

                                                                     (continued)

                    FLORIDA SAVINGS BANCORP AND SUBSIDIARIES

(5)  Premises and Equipment
     A summary of premises and equipment follows:

                                                                           At December 31,
                                                                     ---------------------------
                                                                         2001            2000
                                                                         ----            ----
                Leasehold improvements ...........................   $   729,173        729,173
                Furniture, fixtures and equipment ................       305,458        252,141
                                                                     -----------    -----------

                    Total, at cost ...............................     1,034,631        981,314

                    Less accumulated depreciation and amortization      (226,844)      (125,576)
                                                                     -----------    -----------

                    Premises and equipment, net ..................   $   807,787        855,738
                                                                     ===========    ===========


     The Company leases its office facility under an operating lease. The lease contains an escalation clause which provides for annual adjustments for the Company's pro rata share of operating expenses as well as renewal options. Rent expense under the operating lease during the years ended December 31, 2001 and 2000 was $152,420 and $142,753 respectively. Future rentals over the remaining noncancellable lease terms are as follows:

                   Year Ending                                                       Sublease
                   December 31,                                         Amount        Amount
                   ------------                                         ------        ------
                       2002......................................... $  208,289        21,386
                       2003.........................................    131,195            --
                                                                     ----------      --------

                       Total minimum lease payments................. $  339,484        21,386
                                                                     ==========      ========

(6)  Deposits
     The aggregate amount of time deposits with a minimum denomination of $100,000, was approximately $15.1 and $12.2 million at December 31, 2001 and 2000, respectively.

    At December 31, 2001, a schedule of maturities of time deposits follows:

              Year Ending
              December 31,                                              Amount
              ------------                                              ------
                  2002............................................   $28,294,766
                  2003............................................     2,102,246
                  2004............................................       356,098
                  2005............................................       184,170
                  2006............................................       381,862
                                                                     -----------

                                                                     $31,319,142
                                                                     ===========

                                                                     (continued)

                    FLORIDA SAVINGS BANCORP AND SUBSIDIARIES

(7)  Other Borrowings
     At December 31, 2001, the components of other borrowings are as follows:

                Construction loans                    $  691,500
                Line of credit                           600,000
                                                      ----------

                                                      $1,291,500
                                                      ==========

     In 2001, the Company, through its subsidiary, FSB Development Corp.
          entered into construction loans that provide up to $2,000,000 to be used for construction of single family homes. The loans bear interest at the prime rate (4.75% at December 31, 2001) and mature January 1, 2003. The loans are collateralized by the single family homes currently under construction. Interest is payable monthly. All unpaid principal and interest are due at maturity. At December 31, 2001, the total amount outstanding was $691,500. During the year ended December 31, 2001, interest of $104,307 was capitalized.

     In addition, the Holding Company entered into a line of credit to provide up to $1.5 million including an interest reserve of $150,000 to be used as additional capital for its subsidiaries. The line bears interest as prime minus 1/2% (4.25% at December 31, 2001), is payable monthly and matures in 2003. The line is collateralized by 100% of the Bank's stock. At December 31, 2001, $600,000 was outstanding.

     There were no other borrowings outstanding at December 31, 2000.

(8)  Federal Home Loan Bank Advance
     At December 31, 2001 and 2000, a Federal Home Loan Bank ("FHLB") advance, in the amount of $2 million was outstanding. The advance matures in 2010, is callable by the FHLB after March 31, 2001, and bears interest at 5.92%. The advance is collateralized by all of the Bank's FHLB stock and securities available for sale with a carrying value of $3,143,050 and $6,433,037 at December 31, 2001 and 2000, respectively.

(9) Income Taxes
    The income tax benefit consisted of the following:

                                                                         Years Ended December 31,
                                                                         ------------------------
                                                                           2001           2000
                                                                           ----           ----
                 Deferred:
                    Federal ...........................................  $(83,745)       (93,432)
                    State .............................................   (14,336)       (15,994)
                                                                         --------       --------

                             Total deferred ...........................  $(98,081)      (109,426)
                                                                         ========       ========


                                                                     (continued)
                                      F-15

                    FLORIDA SAVINGS BANCORP AND SUBSIDIARIES

(9) Income Taxes, Continued
    The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows:

                                                                              2001                   2000
                                                                           -----------           --------
                                                                             % of                    % of
                                                                             Pretax                Pretax
                                                                 Amount       Loss      Amount       Loss
                                                                 ------      ------     ------     ------
                Income tax benefit at statutory rate ......   $ (85,672)     (34.0)% $ (90,050)     (34.0)%
                (Increase) decrease resulting from:
                    State taxes, net of Federal tax benefit      (9,462)      (3.8)    (10,556)      (4.0)
                    Other .................................      (2,947)      (1.1)     (8,820)      (3.3)
                                                              ---------     ------   ---------     ======

                                                              $ (98,081)     (38.9)% $(109,426)     (41.3)%
                                                              =========     ======   =========     ======

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

                                                                              At December 31,
                                                                       ----------------------
                                                                           2001          2000
                                                                           ----          ----
                Deferred tax asset:
                    Organizational and preopening costs ............   $  92,529      122,275
                    Allowance for loan losses ......................     100,761           --
                    Net operating loss carryforwards ...............     609,200      617,255
                    Unrealized loss on securities available for sale           1        1,456
                    Other ..........................................      22,075       14,186
                                                                       ---------    ---------

                             Deferred tax assets ...................     824,566      755,172
                                                                       ---------    ---------

                Deferred tax liabilities:
                    Accrual to cash adjustment .....................    (119,583)    (137,452)
                    Allowance for loan losses ......................          --       (7,221)
                    Premises and equipment .........................      (4,657)      (6,798)
                                                                       ---------    ---------

                             Deferred tax liabilities ..............    (124,240)    (151,471)
                                                                       ---------    ---------

                             Net deferred tax asset ................   $ 700,326      603,701
                                                                       =========    =========

    At December 31, 2001, the Bank has the following net operating loss carryforwards available to offset future taxable income:

              Expiration
              ----------
                 2018..............................   $    4,299
                 2019..............................    1,118,641
                 2020..............................      491,195
                 2021..............................        4,787
                                                      ----------

                                                      $1,618,922
                                                      ==========

                                                                     (continued)

                    FLORIDA SAVINGS BANCORP AND SUBSIDIARIES

(10) Financial Instruments
     The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are unused lines of credit and undisbursed loans in process and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counterparty.

     The estimated fair values of the Company's financial instruments were as follows (in thousands):

                                             At December 31, 2001   At December 31, 2000
                                             --------------------   --------------------
                                              Carrying       Fair    Carrying       Fair
                                                Amount      Value      Amount      Value
                                                ------      -----      ------      -----
     Financial assets:
          Cash and cash equivalents.........   $ 3,253      3,253       2,616      2,616
          Certificates of deposit...........     1,182      1,182         100        100
          Securities available for sale.....     3,767      3,767       6,433      6,433
          Loans receivable..................    51,202     51,863      41,984     42,010
          Accrued interest receivable.......       341        341         335        335

     Financial liabilities:
          Deposits..........................    52,863     53,298      44,712     44,844
          Federal Home Loan Bank advance         2,000      2,244       2,000      2,089
          Other borrowings..................     1,292      1,292          --         --

     A summary of the notional amounts of the Company's financial instruments with off balance sheet risk follows (in thousands):

                                                            At December 31,
                                                            ---------------
                                                                 2001
                                                                 ----

              Unused lines of credit....................        $ 5,260
                                                                =======

              Undisbursed loans in process..............        $ 1,910
                                                                =======

                                                                     (continued)

                    FLORIDA SAVINGS BANCORP AND SUBSIDIARIES

(11)  Stock Options
      The Company has granted options to purchase shares of the Company's common stock. The options have a term of ten years and vest between four and five years. A summary of stock option transactions follows:

                                                        Number of         Per
                                                           Option       Share
                                                           Shares       Price
                                                          -------    --------

          Outstanding at December 31, 1999 .....           37,500    $    10

          Options granted ......................           22,000         10
                                                          -------    -------

          Outstanding at December 31, 2000 .....           59,500         10

          Options granted ......................           58,750         10
                                                          -------    -------

          Outstanding at December 31, 2001 .....          118,250    $    10
                                                          =======    =======

     The weighted-average remaining contractual life of the outstanding stock options at December 31, 2001 and 2000 was 101 months and 99 months, respectively.

     These options are exercisable as follows:

                                                  Number       Weighted-Average
                  Year Ending                   of Shares      Exercise Price
                  -----------                   ---------      ----------------

                     Currently ................   43,750           $ 10
                     2002 .....................   21,750             10
                     2003 .....................   21,750             10
                     2004 .....................   18,500             10
                     2005 .....................   12,500             10
                                                --------

                                                 118,250           $ 10
                                                ========             ==

(continued)

                    FLORIDA SAVINGS BANCORP AND SUBSIDIARIES

      FASB Statement 123 requires proforma information regarding net earnings.
          This proforma information has been determined as if the Company had accounted loss for its stock options under the fair value method of that Statement and is as follows:

                                                           2001            2000
                                                           ----            ----
               Net loss:
                     As reported ................ $    (153,895)       (155,426)
                                                   ============     ===========

                     Per share .................. $        (.20)           (.21)
                                                   ============     ===========

                     Proforma ................... $    (280,513)       (233,176)
                                                   ============     ===========

                     Per share .................. $        (.37)           (.32)
                                                   ============     ===========

     The fair value of each option granted in 2001 and 2000 was $3.79 and $4.06, respectively. The fair value of each option grant is estimated on the date of grant using the minimum value method with the following assumptions:

                                                       2001            2000
                                                       ----            ----

               Risk-free interest rate ..........       5.0%            5.5%
               Dividend yield ...................         0%              0%
               Expected volatility ..............         0%              0%
               Expected life in years ...........   10 years        10 years

(12) Related Party Transactions
     In the ordinary course of business, the Company may make loans at terms and rates prevailing at the time to officers and directors of the Company. At December 31, 2001, balances of $111,64 were outstanding on such loans. There were no such loans at December 31, 2000. As of the same dates, these individuals and entities had approximately $403,729 and $334,662, respectively, of funds on deposit with the Company.

(13) Commitment and Contingencies
     In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. The Company has an employment agreement with the president which establishes the duties and compensation of the president which expires in 2005. The Company also has commitments for data processing and other services. Contingent liabilities would include unasserted claims. Management is not aware of any unasserted claim at December 31, 2001.

(14) Credit Risk
     The Company grants the majority of its loans to borrowers throughout
          Miami-Dade County, Florida. Although the Company has a diversified loan portfolio, a significant portion of its borrowers' ability to honor their contracts is dependent upon the economy in Miami-Dade County, Florida.

                                                                     (continued)

                    FLORIDA SAVINGS BANCORP AND SUBSIDIARIES

(15) Regulatory Matters
     Banking regulations place certain restrictions on dividends and loans or advances made by the Bank to the Company.

     The Bank is subject to various regulatory capital requirements administered by the regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and percentages (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to assets (as defined). Management believes, as of December 31, 2001 and 2000, the Bank met all capital adequacy requirements to which they are subject.

     As of December 31, 2001, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percentages as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and percentages are also presented in the table (dollars in thousands).


                                                                                                         Minimum
                                                                                                      To Be Well
                                                                                               Capitalized Under
                                                                 For Capital Adequacy          Prompt Corrective
                                                    Actual                   Purposes          Action Provisions
                                               ---------------      -------------------------- -----------------
                                          Amount      %       Amount                %      Amount              %
                                          ------   -------    ------              -----    ------         ------
     As of December 31, 2001:
         Total capital to Risk-
           Weighted assets...........   $ 5,707      12.81%  $ 3,564             8.00%    $ 4,455          10.00%
         Tier I Capital to Risk-
           Weighted Assets...........     5,334      11.97     1,782             4.00       2,673           6.00
         Tier I Capital
           to Total Assets...........     5,334       8.75     2,438             4.00       3,048           5.00

     As of December 31, 2000:
         Total capital to Risk-
           Weighted assets...........     5,152      15.82     2,605             8.00       3,256          10.00
         Tier I Capital to Risk-
           Weighted Assets...........     4,876      14.97     1,302             4.00       1,954           6.00
         Tier I Capital
           to Total Assets...........     4,876       9.26     2,107             4.00       2,634           5.00


                                                                     (continued)

                    FLORIDA SAVINGS BANCORP AND SUBSIDIARIES

(16)  Parent Company Only Financial Information
    The Holding Company's unconsolidated financial information is as follows:

                            Condensed Balance Sheets

                                                                                 At December 31,
                                                                                 ---------------
                                                                             2001              2000
                                                                             ----              ----
                  Assets

              Cash .................................................     $    33,100           294,736
              Investment in subsidiaries ...........................       5,961,097         5,437,358
              Due from subsidiaries ................................         880,500           583,000
              Deferred tax asset ...................................          93,486            48,258
              Other ................................................          76,467               156
                                                                         -----------        ----------

                  Total assets .....................................     $ 7,044,650         6,363,508
                                                                         ===========        ==========

              Line of credit .......................................         600,000                 -
              Other liabilities ....................................           4,454             5,807
              Stockholders' equity .................................       6,440,196         6,357,701
                                                                         -----------        ----------

                  Total liabilities and stockholders' equity .......     $ 7,044,650         6,363,508
                                                                         ===========        ==========


                       Condensed Statements of Operations

                                                                              Year Ended December 31,
                                                                              -----------------------
                                                                              2001            2000
                                                                              ----            ----
              Revenues .............................................     $    44,115            22,456
              Expenses .............................................        (119,077)           (5,580)
                                                                         -----------        ----------

                  (Loss) income before loss of subsidiaries ........         (74,962)           16,876
                  Loss of subsidiaries .............................         (78,933)         (172,302)
                                                                         -----------        ----------

                  Net loss .........................................     $  (153,895)         (155,426)
                                                                         ===========        ==========

                                                                     (continued)

                    FLORIDA SAVINGS BANCORP AND SUBSIDIARIES

                   Condensed Statements of Cash Flows

                                                                                            Year Ended December 31,
                                                                                            -----------------------
                                                                                           2001                2000
                                                                                           ----                ----
     Cash flows from operating activities:
          Net loss................................................................     $ (153,895)         (155,426)
          Adjustments to reconcile net loss to net cash used in
            operating activities:
              Equity in undistributed loss of subsidiary..........................         78,933           172,302
              Net increase in due from subsidiaries...............................       (297,500)         (147,565)
              Net increase in deferred tax asset..................................        (45,228)                -
              Net increase in other assets........................................        (76,311)             (156)
              Net decrease in other liabilities...................................         (1,353)             (985)
                                                                                       ----------         ---------

              Net cash used in operating activities...............................       (495,354)         (131,830)
                                                                                       ----------         ---------

     Cash flows from investing activity-
          Investment in subsidiaries..............................................       (601,000)           (2,000)
                                                                                       ----------         ---------

     Cash flows from financing activities:
          Net increase in line of credit..........................................        600,000                 -
          Proceeds from issuance of common stock..................................        234,718                 -
                                                                                       ----------         ---------

              Net cash provided by financing activities...........................        834,718                 -
                                                                                       ----------         ---------

     Net decrease in cash and cash equivalents....................................       (261,636)         (133,830)

     Cash and cash equivalents at beginning of the year...........................        294,736           428,566
                                                                                       ----------         ---------

     Cash and cash equivalents at end of year.....................................     $   33,100           294,736
                                                                                       ==========         =========

You should rely only on the information contained in this prospectus. Neither Florida Savings Bancorp, Inc. nor Florida Savings Bank has authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the debentures offered by this prospectus to any person or in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make an offer or solicitation in those jurisdictions. The information contained in this prospectus, regardless of the time of delivery of this prospectus or of any sale of Florida Savings Bancorp, Inc. common stock.

                          Florida Savings Bancorp, Inc.



                     Up to $5,000,000 Convertible Debentures


                                   ----------

                                   Prospectus

                                   ----------

                        KENDRICK, PIERCE SECURITIES, INC.

                              ______________, 2002

                      DEALER PROSPECTUS DELIVERY OBLIGATION

Until the later of _____ _____ , 2002, all dealers that effect transactions in these debentures, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1. Indemnification of Directors and Officers.

         In accordance with the Florida Business Corporation Act, Article SEVENTH of the Registrant's Articles of Incorporation provides as follows:

SEVENTH:

                  A. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (hereinafter a "proceeding"), by reason of the fact that he or she is or was a Director or an Officer of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a Director, Officer, employee or agent or in any other capacity while serving as a Director, Officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Florida Business Corporation Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section C hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

                  B. The right to indemnification conferred in Section A of this Article SEVENTH shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter and "advancement of expenses"); provided, however, that, if the Florida Business Corporation Act requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a Director or Officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, services to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article SEVENTH shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a Director, Officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

                  C. If a claim under Section A or B of this Article SEVENTH is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expenses of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Florida Business Corporation Act. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Florida

         Business Corporation Act, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article SEVENTH or otherwise shall be on the Corporation.

                  D. The rights to indemnification and to the advancement of expenses conferred in this Article SEVENTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's Articles of Incorporation, Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise.

                  E. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer, employee or agent of the Corporation or subsidiary or Affiliate or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Florida Business Corporation Act.

                  F. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article SEVENTH with respect to the indemnification and advancement of expenses of Directors and Officers of the Corporation.

Item 2.  Other Expenses of Issuance and Distribution.

         The following table sets forth the various expenses payable in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of such expenses will be paid by Florida Savings. All amounts shown are estimates, except the SEC registration fee:

SEC registration fee ..............................................    $     460
Underwriter fees ..................................................      300,000
Printing, EDGAR, postage and mailing expenses .....................       15,000
Fees and expenses of counsel (including underwriter counsel) ......      137,000
Accounting and related expenses ...................................       20,000
Blue Sky fees and expenses ........................................        6,750
Miscellaneous .....................................................          790

Total .............................................................    $ 480,000

Item 3. Undertakings.

         (1)(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Florida Savings Bancorp, Inc. pursuant to the foregoing provisions, or otherwise, Florida Savings Bancorp, Inc. has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

            (b) In the event that a claim for indemnification against such liabilities (other than the payment by Florida Savings Bancorp, Inc. of expenses incurred or paid by a director, officer or controlling person of Florida Savings Bancorp, Inc. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Florida Savings Bancorp, Inc. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (2)      Florida Savings Bancorp, Inc. will:

                  (a) file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                        (i)   include any prospectus required by section 10(a)
                              (3) of the Securities Act;

                        (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                        (iii) include any additional or unchanged material
                              information on the plan of distribution;

                  (b) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                  (c) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                  (d) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1), or (4) or 497(h) under the Securities Act (ss.ss.230.424(b)(1), (4) or 230.497(h)) as part of this Registration Statement as of the time the Commission declared it effective.

                  (e) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

Item 4. Unregistered Securities Issued or Sold within One Year.

         None.

Item 5 and 6. Index and Description of Exhibits.


Exhibits          Description
--------          -----------
1.1               Engagement between Florida Savings Bancorp, Inc. and Kendrick, Pierce Securities, Inc. *
1.2               Form of Sales Agent Agreement *
1.3               Selected Dealers' Agreement
2.1               Articles of Incorporation of Florida Savings Bancorp, Inc. *
2.2               Bylaws of Florida Savings Bancorp, Inc. *
3.1               Form of Common Stock Certificate *
3.2               Form of Convertible Debenture *
4.1               Form of Debenture Order Form
6.1               Employment Agreement between Florida Savings Bank and Robert L. Bonnet *
6.2               Employment Agreement between Florida Savings Bancorp and Robert L. Bonnet *
6.3               Amended and Restated Shopping Center Space Lease by and between Florida Savings Bank and Jack's Suniland Center,
                  Ltd *
6.4               Amended and Restated Shopping Center Space Lease by and between Florida Savings Bancorp, Inc. and Jack's Suniland
                  Center, Ltd *
9.1               Form of Escrow Agreement
10.1              Consent of Muldoon Murphy & Faucette LLP (included in opinion filed as Exhibit 11.1) *
10.2              Consent of Hacker Johnson & Smith PA
11.1              Opinion of Muldoon Murphy & Faucette LLP *
12.1              Form of Cover Letter *
12.2              Tombstone Advertisement *
15.1              Powers of Attorney (included as part of signature page)*

---------------
*        Previously Filed.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Pinecrest, in the State of Florida, on April 18, 2002.

                                 FLORIDA SAVINGS BANCORP, INC.


                                 By:  /s/ Bernard Janis
                                    ----------------------------------------
                                       Bernard Janis
                                       Director and Chief Executive Officer


         In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the date indicated.

Signature                           Title                           Date
---------                           -----                           ----
 /s/ Bernard Janis                  Chairman of the Board and        April 18, 2002
------------------------------      Chief Executive Officer
Bernard Janis

 /s/ Robert L. Bonnet               Director, President and          April 18, 2002
------------------------------      Chief Operating Officer
Robert L. Bonnet


 /s/ David P. Stark                 Senior Vice President             April 18, 2002
------------------------------      and Chief Financial Officer
David P. Stark



     *                              Director
------------------------------
Victor Falk

     *                              Director
------------------------------
David Bianchi

                                    Director

------------------------------
Charles E. Cobb

     *                              Director
------------------------------
Norman S. Edelcup

     *                              Director
------------------------------
Robert Gallaher

     *                              Director
------------------------------
Sandra Goldstein

     *                              Director
------------------------------
Kimberly Green



     *                              Director
------------------------------
Jack Langer

     *                              Director
------------------------------
Judd Shoval

     *                              Director
------------------------------
Gary P. Simon


* Pursuant to the Power of Attorney included as part of the signature page to the Registration Statement on Form SB-1 for Florida Savings Bancorp, Inc. filed on March 8, 2002.


/s/ Robert L. Bonnet                Director, President and
------------------------------      Chief Operating Officer           April 18, 2002
Robert L. Bonnet                                                    ----------------



                                  EXHIBIT INDEX


Exhibit
Number            Description
-------           -----------
1.1               Engagement between Florida Savings Bancorp, Inc. and Kendrick, Pierce Securities, Inc. *
1.2               Form of Sales Agent Agreement *
1.3               Selected Dealers' Agreement
2.1               Articles of Incorporation of Florida Savings Bancorp, Inc. *
2.2               Bylaws of Florida Savings Bancorp, Inc. *
3.1               Form of Common Stock Certificate *
3.2               Form of Convertible Debenture *
4.1               Form of Debenture Order Form
6.1               Employment Agreement between Florida Savings Bank and Robert L. Bonnet *
6.2               Employment Agreement between Florida Savings Bancorp and Robert L. Bonnet *
6.3               Amended and Restated Shopping Center Space Lease by and between Florida Savings Bank and Jack's Suniland Center,
                  Ltd *
6.4               Amended and Restated Shopping Center Space Lease by and between Florida Savings Bancorp, Inc. and Jack's Suniland
                  Center, Ltd *
9.1               Form of Escrow Agreement
10.1              Consent of Muldoon Murphy & Faucette LLP (included in opinion filed as Exhibit 11.1) *
10.2              Consent of Hacker Johnson & Smith PA
11.1              Opinion of Muldoon Murphy & Faucette LLP *
12.1              Form of Cover Letter *
12.2              Tombstone Advertisement *
15.1              Powers of Attorney (included as part of signature page)*
------------
*        Previously Filed.